   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 28, 1998

                                                  REGISTRATION NO. 333-51689
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                                ORTHOVITA, INC.
              (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

                               ----------------

      PENNSYLVANIA                   3841                     232813867
     (STATE OR OTHER     (PRIMARY STANDARD INDUSTRIAL     (I.R.S. EMPLOYER
     JURISDICTION OF      CLASSIFICATION CODE NUMBER)    IDENTIFICATION NO.)
    INCORPORATION OR
      ORGANIZATION)

                            45 GREAT VALLEY PARKWAY
                               MALVERN, PA 19355
                                (610) 640-1775
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                                DAVID S. JOSEPH
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            45 GREAT VALLEY PARKWAY
                               MALVERN, PA 19355
                                (610) 640-1775
      (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
                       AREA CODE, OF AGENT FOR SERVICE)

                                  COPIES TO:
                                               LAWRENCE M. LEVY, ESQ.
     STEPHEN M. GOODMAN, ESQ.
      MORGAN, LEWIS & BOCKIUS LLP          BROWN, RUDNICK, FREED & GESMER
         2000 ONE LOGAN SQUARE                  ONE FINANCIAL CENTER
        PHILADELPHIA, PA 19103                    BOSTON, MA 02111
            (215) 963-5000                         (617) 856-8200

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

                               ----------------

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]









                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                                                           SUBJECT TO COMPLETION

                                                               MAY 28, 1998
                                2,000,000 SHARES

                       [LOGO OF ORTHOVITA APPEARS HERE]
                                  COMMON STOCK

                                  -----------

  A total of 2,000,000 shares of Common Stock are being offered hereby (the "Offering") through a retail public offering in Belgium, a placement to a limited number of qualified institutional investors in the United States, and private placements to institutional investors within and outside Belgium. In the Offering, 1,500,000 shares of Common Stock will be sold by Orthovita, Inc. (the "Company") and 500,000 shares of Common Stock will be sold by certain shareholders of the Company (the "Selling Shareholders"). The Company will not realize any proceeds from the sale of Common Stock by the Selling Shareholders. It is currently anticipated that the initial public offering price will be between US$9.00 and US$11.00 per share. On May 25, 1998, the exchange rate for one US$ was .898 ECU.

  Prior to this Offering, there has been no public market for the Common Stock. For factors considered in determining the initial public offering price, see "Offering and Subscription." Application has been made for admission to trading of the Common Stock on the European Association of Securities Dealers' Automated Quotation System ("EASDAQ") under the symbol "VITA."

                                  -----------

    THE SHARES OF COMMON STOCK OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.

                  SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                                  -----------

THESE SECURITIES HAVE  NOT BEEN APPROVED OR DISAPPROVED BY  THE U.S. SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE  SECURITIES COMMISSION NOR HAS THE SECU-
  RITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
   THE CONTRARY IS A CRIMINAL OFFENSE.

================================================================================
                                       UNDERWRITING                PROCEEDS TO
                             PRICE TO DISCOUNTS AND  PROCEEDS TO     SELLING
                              PUBLIC  COMMISSIONS(1) COMPANY(2)  SHAREHOLDERS(2)
--------------------------------------------------------------------------------
Per Share..................
--------------------------------------------------------------------------------
Total(3)...................
================================================================================

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses for this Offering, payable by the Company, estimated at US$800,000.
(3) The Company has granted the Underwriters a 30-day option (the "Over-allotment Option") to purchase up to 300,000 additional shares of Common Stock on the same terms as set forth above solely to cover over-allotments, if any. If the Over-allotment Option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company
    will be US$   , US$    and US$   , respectively. See "Underwriting."

                                  -----------

  The shares of Common Stock offered hereby are offered severally by the Underwriters, subject to prior sale, when, as and if issued to and accepted by them, and subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is anticipated that shares of Common Stock will be ready for delivery
in New York, New York, on or about       , 1998, against payment therefor in
immediately available funds.

                        QUARTZ CAPITAL PARTNERS LIMITED



         ARTESIA BANK N.V.                      BANK BRUSSELS LAMBERT

                 The date of this Prospectus is       , 1998

                             [ARTWORK APPEARS HERE]

            APPROVAL BY THE BELGIAN BANKING AND FINANCE COMMISSION

  This Prospectus has been approved by the Belgian Banking and Finance Commission ("Commission Bancaire et Financiere/Commissie voor het Bank-en Financiewezen") ("CBF") on May 28, 1998 in accordance with Article 29ter, (S) 1, par. 1 of Royal Decree n(degrees) 185 of July 9, 1935 and Article 11 of the Royal Decree of October 31, 1991 on the prospectus to be published for public issues of securities. The approval of this Prospectus by the CBF does not imply any judgment as to the appropriateness or the quality of this Offering, the Common Stock nor of the situation of the Company or of the Selling Shareholders. The notice prescribed by Article 29, (S) 1 of the Royal Decree n(degrees) 185 of July 9, 1935 will appear in the financial press on or prior to the date of admission to trading on EASDAQ.

                     RESPONSIBILITY FOR THE PROSPECTUS AND
                           DECLARATION OF CONFORMITY

  The Company confirms that, to the best of its knowledge, the information given in this Prospectus is in accordance with the facts in all material respects and contains no omissions likely to affect the import of the Prospectus in any material respect. Under U.S. federal securities laws, the Company's Chief Executive Officer, Chief Financial Officer and members of the Board of Directors are generally liable, subject to certain defenses, for untrue statements of material facts in this Prospectus and omissions of material facts which are required to be stated in this Prospectus or necessary to make the statements in this Prospectus not misleading.

                           REFERRAL OF DISPUTES

  Belgian investors may refer disputes relating to the content of the Prospectus, to subscription or to acquired securities, to the Belgian courts or tribunals.

                            GLOSSARY OF TERMS

  Some of the terms used in this Prospectus are defined in a "Glossary of Terms" which immediately precedes the inside back cover page of this Prospectus.

  IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS ON EASDAQ WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL WHICH MIGHT NOT OTHERWISE PREVAIL ON EASDAQ. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  IN THE CASE OF ANY DOUBT ABOUT THE CONTENTS OR THE MEANING OF THE INFORMATION OF THIS DOCUMENT, AN AUTHORIZED OR PROFESSIONAL PERSON WHO SPECIALIZES IN ADVISING ON THE ACQUISITION OF FINANCIAL INSTRUMENTS SHOULD BE CONSULTED.

  COPIES OF THE PROSPECTUS WILL BE MADE AVAILABLE TO PROSPECTIVE INVESTORS, AT NO COST, UPON PRIOR WRITTEN REQUEST ADDRESSED TO THE REGISTERED OFFICE OF THE COMPANY OR UPON TELEPHONING QUARTZ CAPITAL PARTNERS LIMITED AT +44-171-408-0777.

  THIS PROSPECTUS MAY NOT BE ISSUED OR PASSED ON IN THE UNITED KINGDOM TO ANY PERSON UNLESS THAT PERSON IS OF THE KIND DESCRIBED IN ARTICLE 11 (3) OF THE UNITED KINGDOM FINANCIAL SERVICES ACT OF 1986 (INVESTMENT ADVERTISEMENTS) (EXEMPTIONS) ORDER 1995 OR IS A PERSON TO WHOM THIS PROSPECTUS MAY OTHERWISE BE LAWFULLY ISSUED OR PASSED ON.

                                 EXPERTS

  The financial statements of the Company as of December 31, 1995, 1996 and 1997 and for the three years in the period ended December 31, 1997 included in this Prospectus have been prepared by the Company in accordance with United States generally accepted accounting principles ("U.S. GAAP") and have been audited by Arthur Andersen LLP, independent public accountants, 1601 Market Street, Philadelphia, Pennsylvania, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of such firm as experts in giving said report. Reference is made to said report in which the opinion contains an explanatory fourth paragraph with respect to the uncertainty related to the Company's ability to continue as a going concern because of its net capital deficiency. See "Financial Statements."

                          ADDITIONAL INFORMATION

  The Company has filed with the U.S. Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 under the Securities Act (the "Registration Statement") with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus as to the contents of any agreement or other document are not necessarily complete, and in each instance, reference is made to the copy of such agreement or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement may be obtained at no cost upon request from the Company at its executive offices at 45 Great Valley Parkway, Malvern, Pennsylvania USA or by calling +1-610-640-1775 and may be inspected without charge at the principal office of the Commission in Washington, D.C. at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commissions's Regional Offices at Seven World Trade Center, Suite 1300, New York, New York 10048, and Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies may be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Registration Statement and certain other filings made with the Commission through its Electronic Data Gathering Analysis and Retrieval ("EDGAR") system are publicly available through the Commission's Web site located at http://www.sec.gov.

  Companies approved for trading on EASDAQ are required to publish relevant financial and other information regularly and to keep the public informed of all events likely to affect the market price of their securities. Price sensitive information will be made available to investors in Europe through the EASDAQ- Reuters Regulatory Company Reporting System and other international information vendors. Investors who do not have direct access to such information systems should ask their financial intermediary for the terms on which such information will be provided to them by that financial intermediary.

  The Company will ensure that a summary of the Company's quarterly and annual financial statements will be provided to shareholders in Europe across the EASDAQ Company Reporting System (ECR System). A hard copy of the annual report will be provided to shareholders promptly after it becomes available. Complete quarterly statements will either be sent by the Company to its shareholders or will be available upon request from the Company at its executive offices at 45 Great Valley Parkway, Malvern, Pennsylvania USA or by calling +1-610-640-1775. Copies of all documents filed (which does not include material for which confidential treatment has been accorded) with the Commission by the Company can be obtained by request to the Company at such offices.

  Copies of the Company's filings with the Commission and copies of the Company's up-to-date Articles of Incorporation and Bylaws will be available for inspection at the offices of EASDAQ, 56 Rue de Colonies, Bte. 15, B-1000 Brussels, Belgium.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the financial statements of the Company and the notes thereto, which have been prepared in accordance with U.S. GAAP, included elsewhere in this Prospectus. Unless otherwise indicated, all information presented in this Prospectus (i) assumes no exercise of the Over-allotment Option and (ii) reflects the conversion of all outstanding shares of the Company's Class A, Class B, and Class C Convertible Preferred Stock into an aggregate of 3,526,418 shares of Common Stock upon the consummation of this Offering. Each reference to the "Company" or "Orthovita" refers to Orthovita(R), Inc.

                                  THE COMPANY

  Orthovita is a biomaterials company which began operations in 1993 to exploit technology based on research emanating from the Catholic University of Leuven, Belgium. The Company develops, manufactures and markets proprietary osteobiologic bone substitutes and bone cements. Orthovita has targeted its products for sale to the trauma, spine, implant cement, cranio-maxillofacial and dental implant surgery markets, which the Company estimates have an aggregate market potential of approximately US$1 billion. The Company believes that these markets will require, and that its products will address the need for, bone substitutes and bone cements that offer a broader range of performance attributes, better patient outcomes and lower cost than are currently available. The Company's biomaterials technology currently encompasses the following three products which address differing patient needs:
ORTHOCOMP(TM), a composite, high strength, bone bonding cement that is fast setting, immediately load bearing and injectable; BIOGRAN(R), a resorbable, granular biomaterial that biologically transforms to remodeled bone in four to six months; and VITAGRAFT(TM), a resorbable setting cement that assists fracture healing and has indications for use in bone defects of younger patients. On April 28, 1998, the Company entered into a global strategic alliance for the marketing and distribution of BIOGRAN and ORTHOCOMP for the dental implant surgery market with Implant Innovations, Inc. ("3i"), a leading dental implant company.

  The global market for orthopaedic products used to address problems arising from skeletal impairments is currently estimated to be approximately US$8 billion. Among these products are bone substitutes to replace or reconstruct skeletal defects and augment fracture repair. The emergence of new, high strength, fast setting, biologically active bone substitutes promises significant improvements over current options for bone replacement, repair and fixation while also providing solutions to previously unmet market needs. These products will allow segmentation of the market between those younger patients with high bone vitality that require a fast setting, resorbable bone substitute, and those older patients and those with compromised bone physiology that require a fast setting, high load bearing solution.

  The Company is positioning ORTHOCOMP as a replacement for polymethylmethacrylate ("PMMA") cement, a product used in approximately 65% of joint implant procedures. Generally, Orthovita's portfolio of patent-protected products will address the specific requirements of a diversity of procedures based on patient and load bearing requirements. The Company will access multiple distribution channels by utilizing a combination of third-party alliances, direct sales and agent/distributors, and will leverage its large intellectual property portfolio by concentrating its technical staff on development of and approvals for products that are nearer to market commercialization.

  The Company was incorporated in 1992 under the laws of the Commonwealth of Pennsylvania with the power to conduct the business described herein. The Company's headquarters and principal place of business are located at 45 Great Valley Parkway, Malvern, Pennsylvania 19355, and its telephone number is +1-610-640-1775.

                           FORWARD LOOKING STATEMENTS

  This Prospectus contains forward-looking statements that address, among other things, the Company's business strategy, use of proceeds, projected capital expenditures, research and development activities, clinical trial information, liquidity, possible strategic alliances, and possible effects of changes in government regulation. These statements may be found under "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business" as well as elsewhere in the Prospectus. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including those factors set forth in this Prospectus.

                                   TRADEMARKS

  Orthovita and BIOGRAN are U.S. registered trademarks of the Company and application has been made to register ORTHOCOMP and VITAGRAFT as U.S. registered trademarks. All other trade names and trademarks appearing in this Prospectus are the property of their respective holders.

                                  THE OFFERING

Common Stock offered          2,000,000 shares; 1,500,000 by the Company and
 hereby.....................  500,000 by the Selling Shareholders(1)

Common Stock to be
 outstanding after this
 Offering(2)...........       10,212,640 shares

Use of proceeds.............  To fund expansion of manufacturing, marketing and sales activities, clinical trials, research and development activities and for working capital and general corporate purposes. See "Use of Proceeds."

Proposed EASDAQ symbol......  "VITA"

EASDAQ Market Makers........  Quartz Capital Partners Limited

                              Bank Brussels Lambert

--------                      Herzog, Heine & Geduld

(1) The Selling Shareholders comprise approximately 80 persons, none of whom or which (i) is an officer or member of the board of directors of the Company or (ii) with the exception of two holders who beneficially own 2.7% and 1.2% of the outstanding Common Shares, respectively, owns more than one percent of the outstanding Common Stock.

(2) Includes 3,526,418 shares of Common Stock which will be outstanding upon the conversion of all the outstanding shares of the Company's Class A, Class B and Class C Preferred Stock upon the consummation of this Offering. Excludes (i) 1,143,494 shares of Common Stock issuable upon the exercise of options outstanding as of April 30, 1998 under the Company's 1993 Stock Option Plan and 1997 Equity Compensation Plan (collectively, the "Stock Option Plans") at a weighted average exercise price of US$3.34 per share,
    (ii) 106,506 shares reserved for future grants under the Stock Option Plans, (iii) an additional 250,000 shares which have been reserved for future grant under the Stock Option Plans pursuant to shareholder approval on May 27, 1998, (iv) 300,000 shares reserved for future issuance under the Company's Employee Stock Purchase Plan, and (v) 1,013,552 shares of Common Stock issuable upon the exercise of warrants outstanding as of April 30, 1998 at a weighted average exercise price of US$3.49 per share. See "Management--Stock Option Plans" and "Description of Capital Stock."

                         SUMMARY FINANCIAL INFORMATION
                      (IN THOUSANDS EXCEPT PER SHARE DATA)

STATEMENT OF OPERATIONS DATA:

                                                                               THREE MONTHS ENDED
                                      YEAR ENDED DECEMBER 31,                       MARCH 31,
                          ---------------------------------------------------  --------------------
                          1993(1)    1994       1995       1996       1997       1997       1998
                          -------  ---------  ---------  ---------  ---------  ---------  ---------
Net revenues............  US$ --   US$    34  US$   578  US$ 1,860  US$ 3,312  US$   741  US$   825
Cost of sales...........      --          11        696        887      1,097        285        214
Operating expenses......      928      2,045      3,066      7,162      9,999      2,349      2,033
Other expenses..........       30         37        152        251        169        230         91
Extraordinary item--
 gain...................      --         --         --         --         397        397        --
                          -------  ---------  ---------  ---------  ---------  ---------  ---------
Net loss(/2/)...........  US$(958) US$(2,059) US$(3,336) US$(6,440) US$(7,556) US$(1,726) US$(1,513)
                          =======  =========  =========  =========  =========  =========  =========
Net loss per common
 share(/3/).............                                            US$ (1.60) US$ (0.36) US$ (0.33)
                                                                    =========  =========  =========
Shares used in computing
 net loss per common
 share(/3/).............                                                5,050      4,792      5,186
                                                                    =========  =========  =========

BALANCE SHEET DATA:

                          DECEMBER 31, 1997          MARCH 31, 1998
                          ----------------- ----------------------------------
                                                          PRO     PRO FORMA AS
                               ACTUAL        ACTUAL    FORMA(4)   ADJUSTED(5)
                          ----------------- ---------  ---------  ------------
Working capital
 (deficit)...............     US$(1,081)    US$(2,620) US$(2,620)  US$10,530
Total assets.............         4,862         3,407      3,407      16,557
Long-term debt...........           833           874        874         874
Redeemable convertible
 preferred stock.........         7,383         7,584        --          --
Total shareholders'
 equity (deficit)........        (7,713)       (9,397)    (1,812)     11,338

--------
(1) For the period from inception (June 26, 1992) to December 31, 1993. The Company's operations did not commence until November 1993.

(2) Before the accretion of the redemption premium on Class C Preferred Stock in 1997 and the first three months of 1998 of US$537 and US$201, respectively.
(3) See Note 2 to Notes to Financial Statements for an explanation of the determination of the number of common shares used in computing net loss per common share.

(4) Reflects the conversion of all the outstanding shares of the Company's Class A, Class B and Class C Preferred Stock into an aggregate of 3,526,418 shares of Common Stock upon the consummation of this Offering.

(5) Represents pro forma data as adjusted to give effect to the sale of 1,500,000 shares of Common Stock offered by the Company at an assumed initial public offering price of US$10.00 per share (after deducting underwriting discounts and commissions and estimated offering expenses) and the application of the estimated net proceeds therefrom. See
    "Capitalization" and "Use of Proceeds."

                                 RISK FACTORS

  The following risk factors, as well as the other information contained in this Prospectus, should be considered carefully before purchasing the Common Stock offered hereby. The realization of any of these factors or events could materially and adversely affect the Company's business, operating results and financial condition.

UNCERTAINTY RELATED TO REGULATORY APPROVALS

 Requirement of Regulatory Approval

  The jurisdictions in which the Company seeks to market its bone substitutes and cements regulate these products as medical devices. In most circumstances, the Company and its distributors and agents must obtain various regulatory approvals and otherwise comply with extensive regulations regarding safety, quality and efficacy standards. These regulations vary from country to country, and regulatory review can be lengthy, expensive and uncertain. To date, the Company has received only certain of the approvals that are required to market its products. (For a description of the regulatory status and applicable indications of the Company's three primary products, ORTHOCOMP, BIOGRAN and VITAGRAFT, see "Business--Clinical Applications.") The Company may not ultimately obtain the necessary regulatory approvals to market its products in any of its targeted markets and any such regulatory approval may include significant restrictions on the anatomic sites and types of procedures for which the Company's products can be used. In addition, the Company may be required to incur significant costs in obtaining or maintaining its regulatory approvals. See "Business--Government Regulation."

 United States

  Regulation by FDA. Pursuant to the U.S. Federal Food, Drug, and Cosmetic Act (the "FFD&C Act"), the U.S. Food and Drug Administration (the "FDA") regulates the clinical testing, manufacturing, labeling, sale, distribution and promotion of medical devices. Before the Company may market its products in the U.S., it generally must obtain from the FDA either market clearance through a Section 510(k) premarket notification (a "510(k)") or premarket approval through a Premarket Approval ("PMA") application. Noncompliance with applicable requirements, including good manufacturing practices ("GMP"), can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the government to grant premarket clearance or premarket approval for devices, withdrawal of marketing approvals and criminal prosecution.

  Action by FDA. There can be no assurance that the FDA will act favorably or quickly on any such 510(k) notification or PMA application, and significant difficulties and costs may be encountered by the Company in its efforts to obtain clearance or approval. Furthermore, the FDA may, in processing and reviewing the Company's submissions, request additional data, require the Company to conduct further clinical and non-clinical studies, or require supplements to the Company's applications, any of which could result in substantial additional cost and significant delays in the commercial sale of a product. In addition, even if the FDA clears or approves an application, it may impose significant restrictions on the anatomic sites or types of procedures for which the product can be used. The failure of the Company to obtain clearance of a 510(k) or approval of a PMA application or the imposition of restrictions on any product could substantially limit the Company's ability to market the product in the U.S.

  Clinical Studies; Approval Restrictions and Limitations. The Company may not be successful in enrolling sufficient numbers of patients to complete its clinical studies. Moreover, data from any completed domestic or foreign clinical studies may not demonstrate the safety and effectiveness of the Company's products and such data may not otherwise be adequate to support approval of a PMA application. In addition, if PMA approval is obtained, such approval may significantly restrict anatomic sites and types of procedures for which the Company's products can be used. Failure to obtain approval of a PMA application or restrictions on the anatomic sites and types of procedures for which the Company's products may be used could substantially limit the Company's ability to market its products in the U.S.

  Continual Regulation; Regulatory Changes. Any products manufactured or distributed by the Company pursuant to FDA approvals or clearance will be subject to extensive regulation by the FDA, and the FDA's enforcement policy strictly prohibits the promotion of products for any uses other than those for which approval or clearance was obtained. New governmental regulations may be established that could prevent or delay regulatory approval of the Company's products. Furthermore, if approval of a PMA application is obtained, modifications to the approved product may require a PMA supplement or may require the submission of a new

PMA application. Modifications to 510(k)-cleared products may require submission of a new 510(k) notification. The Company may not be successful in obtaining the approval of any necessary PMA supplements, new PMA applications, or new 510(k) notifications in a timely manner, if at all.

 European Union and Other International Markets

  General. The introduction of the Company's products in markets outside the U.S. will also subject the Company to regulatory clearances in those jurisdictions, which may impose substantial additional costs and burdens. International sales of medical devices are subject to the regulatory requirements of each country. The regulatory review process varies from country to country. Many countries also impose product standards, packaging and labeling requirements and import restrictions on devices. In addition, each country has its own tariff regulations, duties and tax requirements. The approval by the foreign government authorities is unpredictable and uncertain, and the necessary approvals or clearances may not be granted on a timely basis, if at all. Delays in receipt of, or failure to receive, such approvals or clearances, or the loss of any previously received approvals or clearances, could substantially limit the Company's ability to market its products.

  Requirement of CE marking in the EU. To market a product in the European Union (the "EU"), the Company must be entitled to affix a CE marking, an international symbol of adherence to quality assurance standards and compliance with applicable European medical device directives. A CE marking allows the Company to market a product in all of the member states of the EU. The EU has promulgated rules that require that medical devices be CE marked by June 1998. Prior to June 1998, medical device manufacturers have the choice of complying with the EU directives or complying with the applicable regulations of the various EU countries that were in effect on December 31, 1994. Failure to be entitled to affix a CE marking will prohibit the Company from selling its products in member countries of the EU. Unexpected delays or other problems could hinder the Company's efforts to meet certification requirements.

  Requirement of MHW approval in Japan. The Company also intends to market its products in Japan and plans to commence clinical trials to support regulatory and reimbursement approval in Japan. The Company intends to file applications for regulatory approval from the Ministry of Health and Welfare ("MHW") and will need to obtain such approval prior to marketing a product. To date, the Company has only made one filing with the MHW, relating to the use of BIOGRAN for dental surgical applications.

HISTORY OF LOSSES; ACCUMULATED DEFICIT; UNCERTAINTY OF FUTURE RESULTS

  The Company has incurred substantial operating losses since its inception and, at March 31, 1998, had an accumulated deficit of approximately US$22.6 million. These losses have resulted principally from expenses required to be incurred before the Company can begin marketing its products, including the development and patenting of the Company's technologies, preclinical and clinical studies, preparation of submissions to the FDA and foreign regulatory bodies, and the development of sales, marketing and manufacturing capabilities. Although the Company has commercialized BIOGRAN for certain dental applications, the Company may not be successful in commercializing any of its other products. The Company expects to continue to incur significant operating losses in the future as it continues its product development efforts, expands its marketing and sales activities and further develops its manufacturing capabilities.

  The Company's results of operations may fluctuate significantly in the future as a result of a number of factors, many of which are outside of the Company's control. These factors include, but are not limited to, the timing of governmental approvals, unanticipated events associated with clinical and preclinical trials, the medical community's acceptance of the Company's products, the success of competitive products, the ability of the Company to enter into strategic alliances with third parties, expenses associated with development and protection of intellectual property matters, establishment of commercial scale manufacturing capabilities, and the timing of expenses related to commercialization of new products. Although the Company's revenues grew significantly in 1997, this trend of increased revenues may not continue, and the Company may never become profitable. The Company's results of operations may fluctuate significantly from quarter to quarter and may not meet expectations of securities analysts and investors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

NEED FOR ADDITIONAL FINANCING

  The Company has experienced negative operating cash flows since its inception. The Company plans to continue to spend substantial funds for clinical trials in support of regulatory and reimbursement approvals, research and development, and establishment of commercial scale manufacturing capabilities. The Company believes that the cash obtained from this Offering, together with the cash generated from the sale of current products, will be sufficient to meet the Company's currently estimated operating and capital requirements at least through the end of 1999. However, the Company cannot be certain that it will not require additional cash during this period. The Company's future capital requirements will depend upon numerous factors, including the extent to which unforeseen difficulties arise or to which the Company's products gain market acceptance, the acquisition and defense of intellectual property rights, the development of strategic alliances for the marketing of certain of its products, and competitive developments. Should the Company's cash not be sufficient to meet the Company's currently estimated requirements, the Company will need to obtain additional funds from additional sources, including equity or debt financings or strategic alliances, that may result in substantial dilution to the holders of Common Stock and in significant financial and operational restrictions. These funds may not be available on satisfactory terms, if at all. If adequate financing is not available, the Company may be required to delay, scale back or eliminate certain operations. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."

NEW TECHNOLOGY; UNCERTAINTY OF MARKET ACCEPTANCE

  The Company's products are based on new technologies which have not been previously used and must compete with more established treatments currently accepted as the standards of care. Market acceptance of the Company's products will largely depend on the Company's ability to demonstrate their relative safety, efficacy, cost-effectiveness and ease of use. The use of the Company's products will depend on physician awareness, marketing and sales efforts by the Company and through any third-party alliances, and the availability and extent of third-party reimbursement. The Company believes that recommendations and endorsements by physicians will be essential for market acceptance of the Company's products, and the Company is not certain that any such recommendations or endorsements can be obtained. The Company's products may not be accepted in the market in preference to other competing products or therapies or to products and therapies that are subsequently developed. See "Business--The Company's Bone Substitutes."

LIMITED CLINICAL TRIALS

  While the Company has commercialized BIOGRAN in the United States, Europe and elsewhere for certain dental surgical applications, it is in the clinical or pre-clinical studies phase for ORTHOCOMP and VITAGRAFT. There can be no assurance that any of the Company's products will prove safe and efficacious for use in any new indication, that the Company will obtain regulatory approval to market the Company's products for any new indication, that these products will achieve market acceptance, or that adequate third-party reimbursement will be available. Failure to demonstrate safety and efficacy in the clinical trials could hinder obtaining regulatory approval. See "Business--Clinical Applications," "--Government Regulation" and "--Third-Party Reimbursement."

UNCERTAINTY RELATED TO THIRD-PARTY REIMBURSEMENT

  The Company's products will generally be purchased by hospitals or practicing physicians, surgeons and dentists which may bill various third-party payors, such as governmental programs, managed care organizations, and other private or governmental health insurers. Successful sales of the Company's products will largely depend on the availability of adequate coverage and reimbursement from third-party payors. There is significant uncertainty concerning third-party reimbursement for the use of any medical device incorporating new technology. Even if the Company receives approval of a PMA or achieves CE marking entitlement for the Company's products, third-party payors may nevertheless deny coverage or reimbursement or reimburse at a low price if they conclude, on the basis of clinical, economic and other data, that its use is not cost-effective, or that the product is being used for an unapproved indication. Furthermore, third-party payors are increasingly challenging the need to perform medical procedures, as well as limiting reimbursement coverage for medical devices, and in many instances are pressuring medical suppliers to lower their prices. The Company's products may not be considered cost-effective by third-party payors, reimbursement may not be available or, if available, third-party payors' reimbursement policies may adversely affect the Company's ability to sell its products on a profitable basis.

  Member countries of the EU operate various combinations of centrally financed health care systems and private health insurance systems. The relative importance of such governmental and private systems varies from country to country. Medical devices are most commonly sold to hospitals and health care facilities at a price set by negotiation between the buyer and the seller. The choice of devices is subject to constraints imposed by the availability of funds within the purchasing institution. A contract to purchase products may result from an individual initiative or as a result of a public invitation and a competitive bidding process. In either case, the purchaser pays the supplier and payment terms can vary widely throughout the EU.

  For the U.S. government, such coverage and reimbursement decisions are made by the Health Care Financing Administration ("HCFA"), which administers the U.S. Medicare and Medicaid programs for patients eligible to receive public health care benefits. The market for the Company's products could also be adversely affected by recent U.S. legislation that reduces reimbursements under the cost reimbursement system for the U.S. Medicare program. In addition, an increasing emphasis on managed care in the U.S. has placed, and will continue to place, greater pressure on medical device pricing. While the Company cannot predict the effect such changes may have on its business, the announcement of such proposals could have a material adverse effect on the Company's ability to raise capital, and the adoption of such proposals would have a material adverse effect on the Company's business, financial condition and results of operations. Failure by hospitals and other users of the Company's products to obtain coverage or reimbursement from third-party payors or changes in governmental and private third-party payors' policies toward reimbursement for procedures employing the Company's products would reduce demand for the Company's products.

  In Japan, at the end of the regulatory approval process, the MHW makes a determination of the reimbursement level of the product. The MHW can set the reimbursement level for the Company's products at its discretion, and the Company may not be able to obtain regulatory approval in Japan or if such approval is granted, the Company may not obtain a favorable per unit reimbursement level. See "Business--Third-Party Reimbursement."

DEPENDENCE ON PATENTS, TRADE SECRETS AND PROPRIETARY RIGHTS; EXISTING
LITIGATION

  General. The Company's success will depend in part on its ability to preserve its trade secrets, obtain and maintain patent protection for its technologies, products and processes, and operate without infringing the proprietary rights of other parties. As a result of the substantial length of time and expense associated with developing and commercializing new medical devices, the Company places considerable importance on obtaining and maintaining trade secret and patent protection for new technologies, products and processes.

  Company Patents. The Company intends to file applications as appropriate for patents covering its technologies, products and processes. The Company intends to continue to cooperate with its licensors, the University of Pennsylvania and FBFC International ("FBFC"), in obtaining patent protection exclusively licensed to the Company. (See "Business--License Agreements.") As of the date of this Prospectus, the Company owns or controls 16 issued U.S. patents, 14 pending patent applications in the United States and numerous counterparts of certain of these patents and pending patent applications in Europe and Japan. There can be no assurance that patents will issue from any of the pending patent applications. Since patent applications in the United States are maintained in secrecy until issued, and since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries, the Company cannot be certain that it or any of its licensors was the first creator of inventions covered by pending patent applications or that it or any of its licensors was the first to file patent applications for such inventions. Further, there can be no assurance that the claims allowed under any issued patents will be sufficiently broad as to protect the Company's proprietary position in the technology. In addition, there can be no assurance that any patents issued to the Company or any of its licensors will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide commercially useful competitive advantages to the Company.

  Ownership of Patents. A majority of the patents and patent applications in the Company's patent portfolio are not owned by the Company, but are licensed from third parties under license agreements which give the Company exclusive rights for the commercial exploitation of the patents, subject to certain provisions of the license agreements. Failure to comply with these provisions could result in the loss of the Company's rights under these agreements.

  Enforceability of Patents. Under Title 35 of the United States Code as amended by the General Agreement on Tariffs and Trade implementing the Uruguay Round Agreement Act of 1994, ("GATT"), patents that issue from patent applications filed on or prior to June 8, 1995, will enjoy a 17-year period of enforceability as measured from the date of patent issue or a 20-year period of enforceability as measured from the earliest effective date of filing, whichever is longer, while those that issue from applications filed on or after June 8, 1995, will enjoy a 20-year period of enforceability as measured from the date the patent application was filed or the first claimed priority date, whichever is earlier. Patents that issue from applications filed on or after June 8, 1995, may be extended under the term extension provisions of GATT for a period up to five years to compensate for any period of enforceability lost due to interference proceedings, government secrecy orders or appeals to the Board of Patent Appeals or the Federal Circuit. Under the Drug Price Competition and Patent Term Restoration Act of 1984, including amendments implemented under GATT (the "Patent Term Restoration Act"), the period of enforceability of a first or basic product patent or use patent covering a drug may be extended for up to five years to compensate the patent holder for the time required for FDA regulatory review of the product. This law also establishes a period of time following FDA approval of certain drug applications during which the FDA may not accept or approve applications for similar or identical drugs from other sponsors. Any extension under the Patent Term Restoration Act and any extension under GATT are cumulative. There can be no assurance that the Company will be able to take advantage of such patent term extensions or marketing exclusivity provisions of these laws, either as now constituted or as they may be changed by any future legislation, or that such extensions will adequately restore the time lost to the FDA approval process. While the Company cannot predict the effect that such changes will have on its business, the adoption of such changes could have a material adverse effect on the Company's ability to protect its proprietary information and sustain the commercial viability of its products. Furthermore, the possibility of shorter terms of patent protection, combined with the lengthy FDA review process and possibility of extensive delays in such process, could effectively further reduce the term during which a marketed product could be protected by patents.

  Trade Secrets and Know-how. The Company also relies on trade secrets and proprietary know-how which it seeks to protect, in part, by confidentiality agreements with its corporate partners, collaborators, employees and consultants. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known or be independently discovered by competitors.

  Intellectual Property Rights of Others. The success of the Company will also depend in part on neither infringing patents issued to competitors nor breaching the technology licenses upon which the Company's products might be based. While the Company is aware of certain patent applications and patents belonging to competitors, it is uncertain whether these will require the Company to alter its products or processes, pay licensing fees or cease certain activities. Further, there can be no assurance that the Company will be able to obtain a license to any other technology that it may require or that, if obtainable, such technology can be licensed at reasonable cost. Failure by the Company to obtain a license to any technology that it may require to commercialize its products may have a material adverse impact on the Company. Litigation, which could result in substantial cost to the Company, may also be necessary to enforce any patents issued or licensed to the Company and/or to determine the scope and validity of the proprietary rights of others in court or administrative proceedings. In addition, to determine the priority of inventions, the Company may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office or in opposition, nullity or other proceedings before foreign agencies with respect to any of its existing patents or patent applications or any future patents or applications, which could result in substantial cost to the Company. Further, the Company may have to participate at substantial cost in International Trade Commission proceedings to abate importation of goods which would compete unfairly with the Company's products. See "Business--Patents and Proprietary Rights."

  FBFC Patent Challenge. On July 23, 1994, U.S. Biomaterials Corporation filed with the U.S. Patent and Trademark Office a Request for Reexamination of U.S. Patent No. 5,204,106, assigned to FBFC (the "FBFC Patent"), of which the Company is the exclusive licensee. The Company filed a response in this proceeding on behalf of FBFC, establishing that the claims of the FBFC Patent were properly allowed. As a result, a Certificate of Reexamination was issued by the U.S. Patent and Trademark Office confirming the patentability of all claims of the FBFC Patent without amendment. However, a nullification proceeding was also instituted by U.S. Biomaterials Corporation against the European counterpart to the FBFC Patent. The opposition division of the European Patent Office tentatively decided in the Company's favor, but the matter is still proceeding.

  BIOGRAN Litigation. In May 1996, a complaint was filed in the U.S. District Court for the Northern District of Florida by the University of Florida Research Foundation, Inc., U.S. Biomaterials Corporation and Block Drug Corporation against the Company, a distributor of the Company's BIOGRAN product and the Company's Chairman. This action charged the defendants with infringement of U.S. Patent No. 4,851,046 (the "046 Patent"), said to be assigned to the University of Florida Research Foundation and said to be exclusively licensed to U.S. Biomaterials Corporation. In April 1998, the court granted the Company's summary judgment motion stating that the Company's BIOGRAN product does not infringe this patent. The complaint also alleges false representation, unfair competition, false advertising and trade disparagement under U.S. federal and Florida state law, and no ruling has been rendered with respect to these allegations. While the Company believes that it will ultimately prevail in the European Patent Office nullification proceeding and that the allegations of false description, false representation, unfair competition, false advertising and trade disparagement under U.S. federal and Florida state law are without merit, there can be no assurance that this matter (the "BIOGRAN Matter") will be resolved on a basis that is favorable to the Company in the near future, if at all. At March 31, 1998, the Company had a reserve of US$635,000 to cover future legal fees related to the BIOGRAN Matter. See "Business--Litigation."

LIMITED MANUFACTURING EXPERIENCE

  The Company has limited manufacturing capacity and experience. The Company's future success is dependent on its ability to manufacture its products in commercial quantities, in compliance with regulatory requirements and in a cost effective manner. The manufacture of the Company's products is subject to regulation and periodic inspection by various regulatory bodies for compliance with GMPs, International Standards Organization ("ISO") 9000 Series standards and equivalent requirements. There can be no assurance that the regulatory authorities will not, during the course of an inspection of existing or new facilities, identify what they consider to be deficiencies in GMPs or other requirements and request, or seek, remedial action. Failure to comply with such regulations or delay in attaining compliance may adversely affect the Company's manufacturing activities and could result in warning letters, injunctions, civil penalties, FDA refusal to grant premarket approvals or clearances of future or pending submissions, fines, recalls or seizures of products, total or partial suspensions of production and criminal prosecution. Additionally, certain modifications of the Company's manufacturing facilities and processes, such as those made in preparation for commercial-scale production of products, will subject the Company to further FDA inspections and review prior to final approval of its products for commercial sale. The Company may not be able to obtain necessary regulatory approvals or clearances on a timely basis, if at all. See "Business--Manufacturing and Facilities."

DEPENDENCE ON SUPPLIERS

  The Company is dependent on a limited number of speciality suppliers of products and services. These include suppliers of speciality chemicals and the outsourcing of BIOGRAN manufacturing. The failure of a supplier to continue to provide the Company with its products or services at a quality acceptable to the Company, or at all, could have a material adverse effect on its business, financial condition and results of operations. Although the Company believes that it maintains good relationships with its suppliers and service providers, and is aware of alternative providers of critical supplies and services, there can be no guarantee that such supplies and services will continue to be available to the Company at reasonable cost and terms, if at all.

COMPETITION; UNCERTAINTY OF TECHNOLOGICAL CHANGE

  The market for bone substitutes and cements is characterized by extensive research efforts and rapid technological change. The Company anticipates that it will face intense competition from medical device, medical products and pharmaceutical companies. The Company's products could be rendered noncompetitive or obsolete by technological advances made by the Company's current or potential competitors. There can be no assurance that the Company will be able to respond to technological advances through the development and introduction of new products. Moreover, many of the Company's existing and potential competitors have substantially greater financial, marketing, sales, distribution, manufacturing and technological resources than the Company. Such existing and potential competitors may be in the process of seeking FDA or other regulatory approvals, or patent protection, for their respective products or may enjoy substantial advantages over the Company in terms of research and development expertise, experience in conducting clinical trials, experience in regulatory matters, manufacturing efficiency, name recognition, sales and marketing expertise or the development of distribution channels. The attributes of the Company's products may cause some changes in surgical techniques which have become standard within the medical community, and there may be resistance to change. In addition, such competitors may obtain regulatory approval and introduce or commercialize competing products in advance of the Company's products. See "Business--Competition."

INCREASED RELIANCE ON THIRD-PARTY AGREEMENTS

  The Company plans to place greater reliance on third-party strategic alliances to market its products. To date, the Company has entered into a global strategic alliance with 3i and no assurance can be given that it will be able to establish similar alliances on a satisfactory basis, if at all. To the extent that the Company chooses not to, or is unable to enter into similar satisfactory alliances, it would need to either develop a network of independent sales agents, distributors and dealers or create its own internal direct sales and marketing capabilities. There can be no assurance that the Company would be able to establish satisfactory arrangements with independent sales representatives or agents, if at all, or develop its own internal direct sales and marketing capabilities on an effective basis, if at all.

  The amount and timing of resources which are devoted to the performance of the contractual responsibilities by third parties to any such strategic alliances will not be within the control of the Company. There can be no assurance that third parties will perform their obligations as expected, pay any required fees to the Company or market any products under these agreements, or that the Company will derive any revenue from such arrangements. Certain agreements may also permit these third parties to pursue existing or alternative technologies in preference to the Company's technology. There can be no assurance that the interests of the Company will continue to coincide with those of these third parties or that they will not develop independently or with other third parties products which could compete with the Company's products, or that disagreements over rights or technology or other proprietary interests will not occur. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON KEY PERSONNEL AND ADVISORS

  The Company relies on its key personnel in formulating and implementing its product research, development and commercialization strategies. The Company's future success will depend upon its ability to attract and retain highly qualified personnel. The Company competes for such personnel with other companies, academic institutions, government entities and other organizations. The Company may not be successful in hiring or retaining qualified personnel. See "Management."

PRODUCT LIABILITY; AVAILABILITY OF ADEQUATE INSURANCE

  Use of the Company's products entails the risk of product liability claims. Although the Company maintains product liability insurance, the coverage limits of the Company's insurance policies may not be adequate and the insurance may not continue to be available on commercially reasonable terms, if at all. In addition, whether or not successful, any litigation brought against the Company could divert management's attention and time and result in significant expenditures. See "Business--Product Liability and Insurance."

ABSENCE OF PRIOR PUBLIC MARKET; RELIANCE ON A NEW QUOTATION SYSTEM AS THE SOLE MARKET

  Prior to this Offering, there has been no public market for the Common Stock. The initial public offering price of the Common Stock will be determined through negotiations among the Company and the Underwriters and may not be indicative of the market price for the Common Stock after this Offering. See "Offering and Subscription" for information relating to the method of determining the initial public offering price of the Common Stock. Although the Company has made an application to have the Common Stock admitted to trading on EASDAQ, once admitted, there can be no assurance that an active public market will develop and continue or that the initial public offering price will correspond to the price at which the Common Stock will trade in the public market subsequent to this Offering. EASDAQ is a new quotation system and the Company will be one of a small number of issuers to quote its securities on EASDAQ.

VOLATILITY OF STOCK PRICES

  In general, equity markets, including EASDAQ, have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies or existing economic conditions. These broad market fluctuations may adversely affect the market price of the Common Stock. Factors such as fluctuations in the Company's results, underperformance in relation to analysts' estimates, changes in stock market analyst recommendations regarding the Company, announcements of technological innovations or new products by the Company or its competitors, FDA and international regulatory actions, actions with respect to reimbursement matters, developments with respect to patents or proprietary rights, public concern as to the safety of products developed by the Company or others, changes in health care policy in the United States and internationally, business conditions affecting other medical device companies or the medical device industry generally, and general market conditions may cause the market price of the Common Stock to be highly volatile or to be significantly adversely effected.

POTENTIAL ADVERSE MARKET IMPACT OF SHARES ELIGIBLE FOR FUTURE SALE

  The 2,000,000 shares of Common Stock offered hereby will be freely tradeable immediately following this Offering. All of the remaining outstanding shares (the "Restricted Shares"), have or will become available for sale in the public market during 1998 subject, in certain instances, to the applicable resale limitations of Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). In addition, the Company intends to file a Registration Statement on Form S-8 covering up to 1,500,000 shares issuable upon exercise of stock options under the Stock Option Plan. Such option shares (in the case of holders that are affiliates of the Company, subject to the applicable resale limitations under Rule 144), upon issuance, will be immediately available for resale. In addition, holders of approximately 4,441,344 of the Restricted Shares have demand and piggyback registration rights with respect to those shares. The Company's officers and directors, who hold, in the aggregate, approximately 2,497,162 shares of Common Stock, have agreed not to sell any shares of Common Stock for a period of 180 days following the date of this Prospectus in accordance with EASDAQ regulations. Other shareholders have agreed not to sell their shares for 180 days without the permission of the Underwriters. Thereafter, these shares may become either freely resalable or eligible for sale pursuant to the applicable resale limitations of Rule 144. Sales of substantial amounts of Common Stock in the public market or the availability of substantial amounts of such stock for sale subsequent to this Offering could adversely affect the prevailing market price of the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities. See "Shares Eligible for Future Sale" and "Underwriting."

RISKS RELATING TO INTERNATIONAL OPERATIONS

  Approximately 26% and 18% of the Company's net revenues during the year ended December 31, 1997 and the first three months of 1998, respectively, were generated outside the U.S., principally in Europe from the sale of BIOGRAN. A number of risks are inherent in international operations. International sales and operations may be limited or disrupted by the imposition of governmental controls, difficulties in managing international operations, and fluctuations in foreign currency exchange rates. The international nature of the Company's business subject it and its representatives, agents and distributors to the laws and regulations of the jurisdictions in which they operate, and in which the Company's products are sold. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Government Regulation."

ANTI-TAKEOVER PROVISIONS; POSSIBLE ISSUANCES OF PREFERRED STOCK

  Certain provisions of Pennsylvania law could make it more difficult for a third party to acquire, or could discourage a third party from attempting to acquire, control of the Company. These provisions could limit the price that certain investors might be willing to pay in the future for shares of the Common Stock. In addition, shares of Preferred Stock may be issued by the Board of Directors without shareholder approval on such terms and conditions, and having such rights, privileges and preferences, as the Board of Directors may determine. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock could have the effect of delaying, deterring or preventing a change in control of the Company. The Company has no current plans to issue any shares of preferred stock. See "Description of Capital Stock--Preferred Stock."

IMMEDIATE AND SUBSTANTIAL DILUTION

  The purchasers of the shares of Common Stock offered hereby will experience immediate and substantial dilution in the net tangible book value of their shares of Common Stock in the amount of US$8.89 per share (based on an assumed offering price of US$10.00 per share and after giving effect to underwriting discounts and commissions and estimated offering expenses). Furthermore, owners of Common Stock do not have preferred subscription rights and it is anticipated that they will not be accorded such rights in the future. If the Company offers additional Common Stock in the future, including shares that may be issued upon exercise of stock options, purchasers of Common Stock in this Offering may experience further dilution. See "Dilution."

NO DIVIDENDS

  The Company has never declared nor paid dividends on its capital stock. The Company currently intends to retain any future earnings for funding growth and, therefore, does not intend to pay any cash dividends in the foreseeable future. See "Dividend Policy."

CONTROL OF THE COMPANY

  Immediately upon the completion of this offering, approximately 57.3% of the Common Stock will be beneficially owned by the Company's officers, directors and five percent holders. As a result, such persons, should they decide to act together, will have the ability to control all matters submitted to shareholders of the Company for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of the Company's assets) and to control the management and affairs of the Company. Such concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company, impede a merger, consolidation, takeover or other business combination involving the Company or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could have an adverse effect on the market price of the Company's Common Stock. See "Principal and Selling Shareholders" and "Certain Relationships and Related Transaction."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 1,500,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of US$10.00 per share are estimated to be US$13.2 million (approximately US$15.9 million if the Underwriters' Over-allotment Option is exercised in full) after deducting underwriting discounts and commissions and estimated offering expenses. The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Shareholders. See "Principal and Selling Shareholders."

  The Company currently expects to use approximately US$4.0 million of the net proceeds of this Offering to fund the early stages of product commercialization, including expansion of manufacturing capabilities and marketing activities, approximately US$3.0 million to accelerate and expand clinical trials of the Company's bone substitute and bone cement products in the United States and abroad, and approximately US$3.0 million for research and development activities. The balance of the net proceeds will be used for working capital and general corporate purposes. Although the Company may use a portion of the net proceeds for the licensing or acquisition of new products or technologies from others, the Company currently has no plans or commitments in this regard. The amounts actually expended for each purpose will be determined at the discretion of the Company and actual expenditures may vary significantly from the amounts indicated above depending upon numerous factors, including the progress of the Company's clinical trials, actions relating to regulatory and reimbursement matters, the costs and timing of expansion of marketing, sales, manufacturing and product development activities, competitive forces and the extent to which the Company's products gain market acceptance.

  Pending utilization of the net proceeds of this Offering, the Company intends to invest the funds in short-term, interest-bearing, investment-grade obligations. The Company believes that the cash obtained from this Offering, together with the cash generated from the sale of current products, will be sufficient to meet the Company's currently estimated operating and capital requirements at least through the end of 1999. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                DIVIDEND POLICY

  The Company has not paid any cash dividends on its Common Stock and does not anticipate paying any cash dividends in the foreseeable future. The Company currently intends to retain future earnings, if any, to fund the development and growth of its business. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon the Company's financial condition, operating results, capital requirements, applicable contractual restrictions and such other factors as the Board of Directors deems relevant.

                                CAPITALIZATION

  The following table sets forth, as of March 31, 1998, (i) the actual capitalization of the Company, (ii) the pro forma capitalization of the Company after giving effect to the conversion of the outstanding Class A, Class B, and Class C Preferred Stock into 3,526,418 shares of Common Stock upon the consummation of this Offering, and (iii) the pro forma capitalization, as adjusted to reflect the issuance and sale of the 1,500,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of US$10.00 per share and the application of the estimated net proceeds therefrom, after deducting underwriting discounts and commissions and offering expenses payable by the Company. See "Use of Proceeds." This table should be read in conjunction with the Financial Statements and the notes thereto and the other financial information included elsewhere in this Prospectus.

                                               MARCH 31, 1998
                                ----------------------------------------------
                                                                  PRO FORMA
                                    ACTUAL        PRO FORMA      AS ADJUSTED
                                --------------  --------------  --------------
Short-term debt...............  US$  1,431,248  US$  1,431,248  US$  1,431,248
                                ==============  ==============  ==============
Total long-term debt..........  US$    873,935  US$    873,935  US$    873,935
                                --------------  --------------  --------------
Redeemable Class C Convertible
 Preferred Stock 1,882,353
 shares issued and outstanding
 actual; no shares issued and
 outstanding pro forma and pro
 forma as adjusted(1).........       7,584,285             --              --
                                --------------  --------------  --------------
Shareholders' equity
 (deficit):
  Preferred Stock, par value
   US$.01 per share;
   20,000,000 shares
   authorized; 606,060 shares
   Class A Convertible
   Preferred Stock and
   1,038,005 shares of Class B
   Convertible Preferred Stock
   issued and outstanding
   actual; no shares issued
   and outstanding pro forma
   and pro forma as adjusted..          16,441             --              --
  Common Stock, par value
   US$.01 per share;
   50,000,000 shares
   authorized; 5,186,222
   shares issued and
   outstanding actual;
   8,712,640 shares issued and
   outstanding pro forma;
   10,212,640 shares issued
   and outstanding pro forma
   as adjusted(2).............          51,862          87,126         102,126
  Additional paid-in capital..      13,138,103      20,703,565      33,838,565
  Accumulated deficit.........     (22,599,616)    (22,599,616)    (22,599,616)
  Cumulative translation
   adjustment.................          (3,569)         (3,569)         (3,569)
                                --------------  --------------  --------------
    Total shareholders' equity
     (deficit)................  US$ (9,396,779) US$ (1,812,494)  US$11,337,506
                                --------------  --------------  --------------
      Total capitalization....  US$   (938,559) US$   (938,559)  US$12,211,441
                                ==============  ==============  ==============

--------

(1) Redeemable Class C Convertible Preferred Stock has been classified outside of Shareholders' equity because the redemption provision is controlled by the holder. See Note 11 to Notes to Financial Statements.

(2) Excludes (i) 1,143,494 shares of Common Stock issuable upon the exercise of options outstanding as of April 30, 1998 under the Stock Option Plans at a weighted average exercise price of US$3.34 per share, (ii) 106,506 shares reserved for future grants under the Stock Option Plans and (iii) 1,013,552 shares of Common Stock issuable upon the exercise of warrants outstanding as of April 30, 1998 at a weighted average exercise price of US$3.49 per share. See "Management--Stock Option Plans" and "Description of Capital Stock."

                                   DILUTION

  At March 31, 1998, the pro forma net tangible book value of the Company was a deficit of approximately US$1.8 million, or US$0.21 per share of Common Stock, after giving effect to the conversion of Class A, Class B and Class C Preferred Stock into 3,526,418 shares of Common Stock upon the consummation of this Offering. Pro forma net tangible book value per share is equal to the Company's total tangible assets less its total liabilities, divided by the total number of shares of Common Stock outstanding on a pro forma basis for the period immediately prior to this Offering (but not including the 1,500,000 shares of Common Stock offered by the Company hereby). After giving effect to the sale by the Company of 1,500,000 shares of Common Stock offered hereby at an assumed initial public offering price of US$10.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses, the pro forma net tangible book value of the Company at March 31, 1998 would have been US$11.3 million, or approximately US$1.11 per share. This represents an immediate increase in the net tangible book value of US$1.32 per share to existing shareholders and immediate dilution of US$8.89 per share to new investors purchasing shares of Common Stock in this Offering. Dilution per share represents the difference between the amount per share paid by purchasers of shares of Common Stock in this Offering and the net tangible book value per share of Common Stock immediately after completion of this Offering. The following table illustrates this per share dilution:

   Assumed initial public offering price per share.........           US$10.00
                                                                      --------
   Pro forma net tangible book value per share of Common
    Stock at March 31, 1998................................ US$(0.21)
   Increase in pro forma net tangible book value per share
    attributable to new investors..........................     1.32
                                                            --------
   Pro forma net tangible book value per share after this
    Offering...............................................               1.11
                                                                      --------
   Dilution per share to new investors.....................           US$ 8.89
                                                                      ========

  The following table sets forth, on an adjusted basis as of March 31, 1998, the number of shares of Common Stock purchased from the Company (assuming the conversion of the Company's Class A, Class B and Class C Convertible Preferred Stock into 3,526,418 shares of Common Stock), the total cash consideration paid and the average price per share paid by the existing holders of Common Stock and by new investors, before deducting estimated underwriting discounts and commissions and expenses payable by the Company, at an assumed initial public offering price of US$10.00 share:

                          SHARES PURCHASED   TOTAL CONSIDERATION
                         ------------------ --------------------- AVERAGE PRICE
                           NUMBER   PERCENT    AMOUNT     PERCENT   PER SHARE
                         ---------- ------- ------------- ------- -------------
Existing shareholders...  8,712,640   85%   US$20,425,107    58%    US$ 2.34
New investors...........  1,500,000   15%      15,000,000  42          10.00
                         ----------  ----   -------------  -----
  Total................. 10,212,640  100%   US$35,425,107   100%
                         ==========  ====   =============  =====

  The foregoing tables exclude all outstanding options and warrants. See "Management--Stock Option Plans" and Note 11 to Notes to Financial Statements. The exercise of outstanding options and warrants having an exercise price less than the initial public offering price would increase the dilution effect to new investors illustrated by the foregoing tables.

                            SELECTED FINANCIAL DATA

  The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and notes thereto appearing elsewhere in this Prospectus. The selected statement of operations data for the years ended December 31, 1995, 1996 and 1997 and the selected balance sheet data as of December 31, 1995, 1996 and 1997 have been derived from the Financial Statements, which have been audited by Arthur Andersen LLP, independent public accountants, and are included elsewhere in this Prospectus. The selected statement of operations data for the period from inception (June 26, 1992) to December 31, 1993 and the year ended December 31, 1994 and the selected balance sheet data as of December 31, 1993 and 1994 have been derived from financial statements audited by Arthur Andersen LLP, independent public accountants, not included in this Prospectus. The statements of operations data for the three months ended March 31, 1997 and 1998 and the selected balance sheet data as of March 31, 1998 have been derived from the unaudited financial statements of the Company which, in the opinion of the Company, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial condition as at those dates and results of operation for those interim periods. The results for the three months ended March 31, 1998 are not necessarily indicative of results that may be expected for any other interim period or for the entire year.

STATEMENT OF OPERATIONS DATA (IN THOUSANDS EXCEPT PER SHARE DATA):

                                                                                THREE MONTHS ENDED
                                      YEAR ENDED DECEMBER 31,                        MARCH 31,
                          ----------------------------------------------------  --------------------
                          1993(1)     1994       1995       1996       1997       1997       1998
                          --------  ---------  ---------  ---------  ---------  ---------  ---------
Net revenues............  US$  --   US$    34  US$   578  US$ 1,860  US$ 3,312  US$   741  US$   825
Cost of sales...........       --          11        696        887      1,097        285        214
                          --------  ---------  ---------  ---------  ---------  ---------  ---------
  Gross profit..........       --          23       (118)       973      2,215        456        611
                          --------  ---------  ---------  ---------  ---------  ---------  ---------
Operating expenses
 General and administra-
  tive..................       204      1,587        940      2,069      3,763        987        590
 Selling and marketing..       --         --       1,659      3,915      4,249      1,002        939
 Research and
  development...........       724        458        467      1,178      1,987        360        504
                          --------  ---------  ---------  ---------  ---------  ---------  ---------
Total operating
 expenses...............       928      2,045      3,066      7,162      9,999      2,349      2,033
                          --------  ---------  ---------  ---------  ---------  ---------  ---------
  Operating loss........      (928)    (2,022)    (3,184)    (6,189)    (7,784)    (1,893)    (1,422)
Other expenses..........        30         37        152        251        169        230         91
                          --------  ---------  ---------  ---------  ---------  ---------  ---------
  Loss before
   extraordinary item...      (958)    (2,059)    (3,336)    (6,440)    (7,953)    (2,123)    (1,513)
Extraordinary item--gain
 on debt
 extinguishment.........       --         --         --         --         397        397        --
                          --------  ---------  ---------  ---------  ---------  ---------  ---------
Net loss(2).............  US$ (958) US$(2,059) US$(3,336) US$(6,440) US$(7,556) US$(1,726) US$(1,513)
                          ========  =========  =========  =========  =========  =========  =========
Net loss per common
 shares(3)..............  US$(0.35) US$ (0.65) US$ (1.04) US$ (1.60) US$ (1.60) US$ (0.36) US$ (0.33)
                          ========  =========  =========  =========  =========  =========  =========
Shares used in computing
 net loss per common
 share(3)...............     2,715      3,160      3,215      4,036      5,050      4,792      5,186
                          ========  =========  =========  =========  =========  =========  =========

BALANCE SHEET DATA:

                                          DECEMBER 31,
                         ---------------------------------------------------  MARCH 31,
                          1993      1994       1995       1996       1997       1998
                         -------  ---------  ---------  ---------  ---------  ---------
Working capital
 (deficit).............. US$ 194  US$  (263) US$  (915) US$(3,140) US$(1,081) US$(2,620)
Total assets............     245      1,121      1,508      1,546      4,862      3,407
Long-term debt..........     610        652      1,645      1,589        833        874
Redeemable Convertible
 Preferred Stock........     --         --         --         --       7,383      7,584
Shareholders'
 (deficit)..............    (414)      (622)    (2,146)    (4,089)    (7,713)    (9,397)

-------
(1) For the period from inception (June 26, 1992) to December 31, 1993. The Company did not commence operations until November 1993.

(2) Before accretion of the redemption premium on Class C Preferred Stock in 1997 and the first three months of 1998 of US$537 and US$201, respectively.
(3) See Note 2 to Notes to Financial Statements for an explanation of the determination of the number of shares used in computing net loss per common share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  This Prospectus contains certain statements of a forward-looking nature relative to future events or the financial performance of the Company. Actual events or results may differ materially from those indicated by such forward-looking statements for a variety of reasons, including the matters set forth under the caption "Risk Factors."

OVERVIEW

  Orthovita is a biomaterials company which began operations in 1993 to exploit technology based on research emanating from the Catholic University of Leuven, Belgium. The Company develops, manufactures and markets proprietary osteobiologic bone substitutes and bone cements. Orthovita has targeted its products for sale to the trauma, spine, implant cement, cranio-maxillofacial and dental implant surgery markets, which the Company estimates have an aggregate market potential of approximately US$1 billion. The Company believes that these markets will require, and that its products will address the need for, bone substitutes and bone cements that offer a broader range of performance attributes, better patient outcomes and lower cost than are currently available. The Company's biomaterials technology currently encompasses the following three products which address differing patient needs: ORTHOCOMP, a composite, high strength bone bonding cement that is fast setting, immediately load bearing and injectable; BIOGRAN, a resorbable, granular biomaterial that biologically transforms to remodeled cancellous bone in four to six months; and VITAGRAFT, a resorbable setting cement that assists fracture healing and has indications for use in bone defects of younger patients.

  Since its inception in 1992, the Company has focused its efforts on developing and commercializing its products. As a result, the Company has incurred substantial operating losses since its inception and at March 31, 1998, had an accumulated deficit of approximately US$22.6 million. These losses have resulted principally from expenses required to be incurred before the Company can begin marketing its products, including the development and patenting of the Company's technologies, preclinical and clinical studies, preparation of submissions to the FDA and foreign regulatory bodies, and the development of sales, marketing and manufacturing capabilities. The Company expects to continue to incur significant operating losses in the future as it continues its product development efforts, expands its marketing and sales activities and further develops its manufacturing capabilities. No assurance can be given that the Company will generate significant revenue or become profitable on a sustained basis, if at all.

  The Company has financed its operations from revenues generated from the sale of BIOGRAN, which have totaled an aggregate of approximately US$6.6 million through March 31, 1998, and a series of private sales of capital stock. From 1993 through 1997, the Company raised approximately US$20.8 million in a series of private placements. Most recently, in April 1997, the Company sold 1,882,353 shares of Class C Preferred Stock, together with related warrants exercisable for 215,025 shares of Common Stock (collectively, the "April 1997 Financing"), to Schroder Ventures International Life Sciences Fund, Electra Fleming Equity Partners and The Wellcome Trust Limited and certain related funds for an aggregate of US$7.6 million, net of offering costs. See "--Liquidity and Capital Resources" and "Certain Relationships and Related Transactions."

  For the three months ended March 31, 1998 and the years ended December 31, 1997, 1996 and 1995, net revenues generated from the U.S. were 82%, 74%, 60% and 45% of net revenues, respectively, and net revenues generated from the European Union were 14%, 19%, 36% and 47% of net revenues, respectively. Although the Company's percentage of net revenues derived from U.S. markets has increased in recent periods, the Company expects that its percentage of net revenues derived from the U.S. will decrease while its percentage of net revenues derived from EU markets will increase due to the timing of anticipated regulatory approvals and the Company's marketing plans.

  The Company has generally marketed BIOGRAN through internal direct sales efforts in the U.S. On April 28, 1998, the Company signed an agreement with 3i pursuant to which 3i has obtained the global distribution rights for BIOGRAN and ORTHOCOMP for the dental implant surgery market. The Company's unit selling price will decline since its BIOGRAN sales will now be to an intermediary, but its marketing and sales costs for this product will also significantly decrease, which the Company expects will result in an improvement in BIOGRAN profit margins. 3i has committed to purchase a minimum of $2.4 million of BIOGRAN during the remainder of 1998 and has committed to escalating minimums in the subsequent four years. To the extent that the Company chooses not to, or is unable to enter into similar strategic alliances for other products and indications, it would need to either develop a network of independent sales agents, distributors and dealers or create its own internal direct sales and marketing capabilities for these products and indications.

  The Company has entered into certain agreements pursuant to which it is obligated to pay royalties based on net revenues of certain of the Company's products. To the extent that sales of these products increase in future periods, the Company's license obligations will be expected to increase.

  The Company has benefited from the research and development activities conducted through its agreement with the University of Pennsylvania. This agreement has allowed the Company to place greater focus on the commercialization of its products. The Company's operating results and financial condition would be adversely affected if it were required to fund all of the research expenses related to its current and future products.

  The Company has limited manufacturing capacity and has limited experience in manufacturing its products. The Company has outsourced the manufacturing of BIOGRAN to GMP-qualified facilities with extensive glass manufacturing, device packaging and sterilization capabilities. The Company, however, intends to manufacture ORTHOCOMP and VITAGRAFT at its Malvern facility and to obtain FDA GMP certification and ISO 9000 series quality certification for all of its products. Accordingly, its future success is dependent on its ability to manufacture its products in commercial quantities, in compliance with regulatory requirements and in a cost effective manner. The Company may not be able to obtain necessary regulatory approvals or clearances on a timely basis, if at all. If the Company could not manufacture its products, it would be required to contract its manufacturing requirements to third parties and this could result in higher costs and lower gross profit margins.

  At December 31, 1997, the Company had cumulative U.S. tax net operating loss carryforwards of approximately US$13 million, which begin to expire in 2008. However, the Company's annual utilization of its net operating loss carryforward will be limited as a result of various ownership changes that have occurred in recent years. Additionally, because U.S. tax laws limit the time during which these carryforwards may be applied against future taxes, the Company may not be able to take full advantage of these carryforwards for U.S. income tax purposes.

  The Company's results of operations may fluctuate significantly in the future as a result of a number of factors, many of which are outside of the Company's control. These factors include, but are not limited to, the timing of governmental approvals, unanticipated events associated with clinical and preclinical trials, the medical community's acceptance of the Company's products, the success of competitive products, the ability of the Company to enter into strategic alliances with third parties, expenses associated with development and protection of intellectual property matters, establishment of commercial scale manufacturing capabilities, and the timing of expenses related to commercialization of new products.

RESULTS OF OPERATIONS

 COMPARISON OF THE THREE MONTHS ENDED MARCH 31, 1998 TO THREE MONTHS ENDED MARCH 31, 1997

  Net Revenues. Net revenues for the three months ended March 31, 1998 were US$825,000, compared to US$741,000 in the same prior year period, representing a period-over-period increase of 11%. The decline in the growth rate of the sale of BIOGRAN in the three month period ended March 31, 1998 was due primarily to a reduction in international sales. While U.S. year to year sales increased 35%, international sales decreased 39%. The Company attributes this trend to a reduction in personnel dedicated to international sales activities and the Company's efforts to secure a European strategic marketing alliance. The Company expects its sales will increase in international markets as a result of its global strategic alliance with 3i.

  Gross Profit. The Company's gross profit for the three months ended March 31, 1998 was US$611,000, or 74% of net revenues, compared to US$456,000, or 62% of net revenues, in the same prior year period. The Company attributes this improvement to its consolidation of its manufacturing of BIOGRAN in the U.S, which consolidation was completed in the fourth quarter of 1997. See "Business--Manufacturing and Facilities."

  Operating Expenses. The Company's operating expenses for the three months ended March 31, 1998 were US$2.0 million, or 247% of net revenues, compared to US$2.3 million, or 317% of net revenues, in the same prior year period. The Company attributes (i) the reduction of US$397,000 in general and administrative expenses primarily to the inclusion in the prior year period of approximately US$250,000 of expenses related to the BIOGRAN Matter, (ii) the reduction of US$63,000 in sales and marketing expense to staffing reductions as the Company consolidated certain sales territories, and (iii) the increase of US$144,000 in research and development expense to additional preclinical activities related to ORTHOCOMP.

  Extraordinary Gain. In the same prior year period, the Company recorded an extraordinary gain of US$397,000 when it was relieved of certain debt owing to the Flemish government upon the Company's election not to pursue the commercialization of one of the dental products licensed from FBFC. See Note 5 to Notes to Financial Statements.

  Net Loss. As a result of the foregoing factors, the Company's net loss for the three months ended March 31, 1998 was US$1.5 million compared to a net loss of $1.7 million in the same prior year period.

COMPARISON OF THE YEAR ENDED DECEMBER 31, 1997 TO THE YEAR ENDED DECEMBER 31,
1996

  Net Revenues. Net revenues for the year ended December 31, 1997 were US$3.3 million, compared to US$1.9 million for the year ended December 31, 1996, representing an increase of 78%. The Company attributes this increase to greater market penetration of BIOGRAN which resulted from the Company's increased marketing efforts.

  Gross Profit. The Company's gross profit for the year ended December 31, 1997 was US$2.2 million, or 67% of net revenues, compared to US$1.0 million, or 52% of net revenues, for the prior year. The Company attributes this improvement in its gross profit margin to its consolidation of its manufacturing of BIOGRAN in the U.S., which consolidation was completed in the fourth quarter of 1997.

  Operating Expenses. The Company's operating expenses for the year ended December 31, 1997 were US$10.0 million compared to US$7.2 million for the prior year. This increase in operating expenses consisted primarily of increases in general and administrative expenses of US$1.7 million and in research and development of US$808,000. The Company attributes the increases in general and administrative expenses to ongoing growth in staffing and facilities necessary to support the growth of its business, US$1.0 million in additional fees and expenses relating to the BIOGRAN Matter, and US$350,000 relating to the closing of the Company's European manufacturing facility. The Company attributes its increases in research and development expenses to expenses incurred in its preclinical activities in preparation for regulatory filings.

  Other Expenses. The Company's other expenses, which includes interest expense, interest income and currency translation losses, were US$169,000 for the year ended December 31, 1997 compared to US$251,000 for the year ended December 31, 1996. In 1997 the Company realized net interest income as a result the investment of the net proceeds realized from the April 1997 Financing. The Company recorded a currency translation loss of US$203,000 in 1997 from the impact of exchange rate changes on intercompany receivables. See "--Overview" and "Certain Relationships and Related Transactions."

  Extraordinary Gain. In 1997, the Company recorded an extraordinary gain of US$397,000 when it was relieved of certain debt owing to the Flemish government upon the Company's election not to pursue the commercialization of one of the dental products licensed from FBFC. See Note 5 to Notes to Financial Statements.

  Net Loss. As a result of the foregoing factors, the Company's net loss for the year ended December 31, 1997 was US$7.6 million compared to a net loss of US$6.4 million for the prior year.

COMPARISON OF THE YEAR ENDED DECEMBER 31, 1996 TO THE YEAR ENDED DECEMBER 31,
1995

  Revenues. Net revenues for the year ended December 31, 1996 were US$1.9 million, compared to US$578,000 for the year ended December 31, 1995, representing an increase of 222%. The Company attributes this increase to greater market penetration of BIOGRAN which resulted from the Company's increased marketing efforts.

  Gross Profit. The Company's gross profit for the year ended December 31, 1996 was US$1.0 million, or 52% of net revenues, compared to a deficit of US$118,000 for the prior year.

  Operating Expenses. The Company's operating expenses for the year ended December 31, 1996 were US$7.2 million compared to US$3.1 million for the prior year. This increase in operating expenses consisted primarily of increases in
(i) sales and marketing expenses of US$2.3 million, (ii) general and administrative expenses of US$1.1 million and (iii) research and development expenses of US$711,000. The Company attributes the increases in general and administrative expenses to ongoing growth in staffing and facilities necessary to support the growth of its business and US$750,000 in additional fees and expenses relating to the BIOGRAN Matter. The Company attributes its increases in research and development expenses to the continued growth in staffing and facilities for research and development, expenses incurred in obtaining regulatory approvals, and expenses related to preclinical activities in preparation for regulatory filings.

  Other Expenses. The Company's other expenses were US$251,000 for the year ended December 31, 1996 compared to US$152,000 for the prior year. Net interest expense increased from 1995 to 1996 with the growth of the Company's short-term and long-term debt financing arrangements.

  Net Loss. As a result of the foregoing factors, the Company's net loss for the year ended December 31, 1996 was US$6.4 million compared to a net loss of US$3.3 million for the prior year.

LIQUIDITY AND CAPITAL RESOURCES

  Cash and cash equivalents at March 31, 1998, December 31, 1997 and 1996 were US$753,000, US$2.3 million and US$253,000, respectively, representing 22%, 46% and 16%, respectively, of total assets. Cash equivalents consist of highly liquid short-term investments with an original maturity of three months or less.

  The following is a summary of selected cash flow information:

                                                                        THREE MONTHS ENDED MARCH
                                  YEAR ENDED DECEMBER 31,                          31,
                         --------------------------------------------  ----------------------------
                             1995           1996            1997           1997           1998
                         -------------  -------------  --------------  -------------  -------------
Net cash used for
 operating activities... US$(2,867,000) US$(4,969,000) US$ (7,589,000) US$(1,387,000) US$(1,428,000)
Net cash used for
 investing activities...      (147,000)      (346,000)       (414,000)      (264,000)       (73,000)
Net cash provided by
 (used for) financing
 activities.............     3,016,000      4,821,000      10,009,000      1,426,000        (34,000)

 Net Cash Used for Operating Activities

  The principal source of the Company's current operating cash inflows is from the sale of BIOGRAN. A summary of cash receipts from operating activities is as follows:

                                                               THREE MONTHS ENDED
                               YEAR ENDED DECEMBER 31,              MARCH 31,
                         ------------------------------------ ---------------------
                            1995        1996         1997        1997       1998
                         ---------- ------------ ------------ ---------- ----------
Product Sales Revenue:
  BIOGRAN--U.S.......... US$258,000 US$1,137,000 US$2,505,000 US$502,000 US$679,000
  BIOGRAN--Europe.......    320,000      723,000      807,000    239,000    146,000
Interest Income.........     12,000       22,000      182,000      1,000     20,000

  Cash outflows were primarily used for the commercialization of BIOGRAN and for development and pre-clinical activities in preparation for regulatory filings of ORTHOCOMP and VITAGRAFT. Funds have been used for the hiring, training and development of the direct sales force, marketing and distribution of BIOGRAN and expansion of the Company from a development-stage company.

 Net Cash Used for Investing Activities

  The Company has invested US$414,000, US$346,000 and US$147,000 for the years ended December 31, 1997, 1996 and 1995, respectively, and US$73,000 and US$264,000 for the three months ended March 31, 1998 and 1997, respectively in the purchase of property and equipment for the expansion of its product development capabilities.

 Net Cash Provided By (Used In) Financing Activities

  A summary of cash provided by (used in) financing activities is as follows:

                                                                    THREE MONTHS ENDED
                                  YEAR ENDED DECEMBER 31,                MARCH 31,
                          --------------------------------------- ------------------------
                              1995         1996         1997          1997         1998
                          ------------ ------------ ------------- ------------  ----------
Proceeds from sale of
 common stock and
 warrants...............  US$1,520,000 US$4,447,000 US$ 2,256,000 US$1,438,000         --
Proceeds from sale of
 convertible preferred
 stock..................       310,000          --      7,609,000          --          --
Proceeds (repayments) of
 long-term debt.........       786,000      364,000       112,000     (102,000)    (34,000)
Proceeds from short-term
 debt...................       400,000       10,000        32,000       90,000         --
                          ------------ ------------ ------------- ------------  ----------
Net cash provided by
 (used in) financing
 activities.............  US$3,016,000 US$4,821,000 US$10,009,000 US$1,426,000  US$(34,000)
                          ============ ============ ============= ============  ==========

  In 1995, the Company (i) sold 72,880 units (the "Series A Units"), consisting of five shares of common stock and one Class A common stock purchase warrant, for US$21.25 per unit, raising net proceeds of US$1.5 million, (ii) sold 113,884 shares of Class B Convertible Preferred Stock (the "Class B Stock"), raising net proceeds of US$310,000 and (iii) issued US$775,000 of 15% Subordinated Secured Notes (the "Notes") and related warrants (the "Related Warrants") exercisable for the purchase of 885,717 shares of Class B Stock at an exercise price of US$1.75 per share. The Notes were subsequently retired concurrent with the April 1997 Financing when the Note holders used the entire amount due under the Notes to partially exercise the Related Warrants for 585,936 shares of Class B Stock (the "Class B Warrant Shares").

  In 1996, the Company sold (i) an additional 48,615 Series A Units for an aggregate of US$1.0 million and (ii) 828,357 shares of common stock for US$4.25 per share, raising net proceeds of US$3.4 million.

  In 1997, the Company (i) sold 533,685 shares of common stock for US$4.25 per share, raising net proceeds of US$2.3 million, (ii) completed the April 1997 Financing and (iii) issued the Class B Warrant Shares.

  In 1995, the Company entered into a US$750,000 line of credit that was secured by substantially all of the Company's assets as well as certain personal assets of David S. Joseph, the Company's Chief Executive Officer and President. Borrowings under this line of credit bore interest at a variable rate of interest equal to the bank's prime rate plus 1.75%. This line of credit expired in June 1997.

  In 1996, the Company borrowed US$400,000 from David S. Joseph, the Company's Chief Executive Officer and President. This note, which bore interest at 1.75% above the prime rate, was retired in full in May 1997.

  In 1997, the Company obtained a 47-month US$400,000 term loan from a commercial bank. The term loan is secured by substantially all of the Company's assets and bears interest at a variable rate equal to the bank's prime rate plus 1.00%. At March 31, 1998, US$350,000 was outstanding under the loan. The line requires the maintenance of certain financial covenants related to cash balances, accounts receivable and inventory. Periodically, the Company was out of compliance with its required financial covenants and obtained a waiver from the bank regarding such covenant violations.

  In September 1997, the Company obtained a US$1.0 million line of credit from a commercial bank. This line is secured by substantially all of the Company's assets, and borrowings under the line bear interest at a variable rate equal to the bank's prime rate plus 1.50%. Advances under this line are further restricted to an advance formula equal to 80% of eligible accounts receivable and 40% of inventory. At March 31, 1998, US$692,000 was outstanding under the line and the Company was not eligible to draw down any further advances based on the advance formula. The line requires the maintenance of certain financial covenants related to cash balances, accounts receivable and inventory. Periodically, the Company has been in non-compliance with certain of its required financial covenants under this facility and upon each such occurrence has obtained a waiver from the bank. Mr. Joseph has personally guaranteed US$356,000 of the outstanding balance under this facility.

  In September 1997, the Company obtained a US$1.2 million capital lease financing arrangement. The term of each individual lease under this arrangement is 42 months, with payments based upon a monthly lease factor of US$29.31 per US$1,000 of acquisition cost and imputed interest of approximately 10.85%. These leases are secured by the underlying capital assets. As of March 31, 1998, the Company had an outstanding principal balance of US$892,000 under these capital leases.

 Commitments and Contingencies

  The Company leases office space and equipment under non-cancelable operating leases. For the years ended December 31, 1997, 1996 and 1995, lease expense was US$164,000, US$150,000 and US$104,000, respectively. Future minimum rent payments under these leases are US$178,000 in 1998, US$159,000 in 1999, US$143,000 in 2000 and US$50,000 in 2001.

 Patent Litigation

  For the years ended December 31, 1997 and 1996, the Company incurred approximately US$1.7 million and US$759,000 of expenses related to its defense of the BIOGRAN Matter, respectively. In April 1998, the court granted the Company's summary judgment motion stating that the Company's BIOGRAN product does not infringe this patent. The complaint also alleges false representation, unfair competition, false advertising and trade disparagement under U.S. federal and Florida state law, and no ruling has been rendered with respect to the allegations of false representation, unfair competition, false advertising and trade disparagement under federal and Florida state law. At March 31, 1998, the Company had a reserve of US$635,000 to cover future legal fees related to the BIOGRAN Matter. In addition, under the Company's licensing agreement with FBFC relating to the FBFC Patent, FBFC has agreed to reimburse litigation expenses related to patent defense costs such as those which the Company has incurred in this instance. (See "Business--License Agreements.") The Company anticipates that it will receive this reimbursement during 1998, although the parties have yet to reach agreement as to the final amount and payment dates. Such reimbursement will be net of accumulated royalties due FBFC, payment of which has been suspended by agreement of both parties during the pendency of this litigation. Because the amount owing to the Company from FBFC for reimbursement of these litigation expenses exceeds the maximum aggregate amount of any royalties which would be owed to FBFC under the agreement, the Company does not expect to make any such royalty payment. See Note 5 to Notes to Financial Statements.

 Year 2000

  Until recently, computer programs were written using two digits rather than four to define the applicable year. As a result, date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations, including, among others, a temporary inability to process transactions, send invoices, or engage in similar normal business activities. The Company does not believe that it has material exposure to this "Year 2000" issue with respect to its own information systems since its existing systems correctly define the year 2000. The Company is in the process of conducting an analysis which it expects to complete in 1998 to determine the extent to which its customers' and suppliers' systems (insofar as they relate to the Company's business) are subject to the Year 2000 issue. Accordingly, the Company is currently unable to predict the extent to which the Year 2000 issue will affect its customers or suppliers, or to the extent to which it would be vulnerable to the failure of its customers or suppliers to remediate any Year 2000 issues on a timely basis.

 Funding Requirements

  The Company has experienced negative operating cash flows since its inception. The Company plans to continue to spend substantial funds for clinical trials in support of regulatory and reimbursement approvals, research and development and establishment of commercial scale manufacturing capabilities. The Company believes that the cash obtained from this Offering, together with the cash generated from the sale of current products, will be sufficient to meet the Company's currently estimated operating and capital requirements at least through the end of 1999. The Company's future capital requirements will depend upon numerous factors, including the extent to which unforeseen difficulties arise or to which the Company's products gain market acceptance, the acquisition and defense of intellectual property rights, the development of strategic alliances for the marketing of certain of its products, and competitive developments. In addition, although the Company has no present commitments or understandings, it may seek to expand its operations and product line via acquisitions and any such acquisition may increase the Company's capital requirements. Should the Company's cash not be sufficient to meet the Company's currently estimated requirements, the Company will need to obtain additional funds through equity or debt financings, strategic alliances with third parties or from other sources that may result in substantial dilution to the holders of Common Stock and in significant financial and operational restrictions. Any such required financing may not be available on satisfactory terms, if at all.

                                   BUSINESS

  Orthovita is a biomaterials company which began operations in 1993 to exploit technology based on research emanating from the Catholic University of Leuven, Belgium. This research was conducted by Dr. Paul Ducheyne, Chairman of the Company, and others of this University, and Mr. Ducheyne continued in collaborations with Leuven researchers after he became a professor at the University of Pennsylvania. Additional funding was received through a license agreement with FBFC International, a Belgian company which received an interest free loan from the Belgian government.

  The Company develops, manufactures and markets proprietary osteobiologic bone substitutes and bone cements. Orthovita has targeted its products for sale to the trauma, spine, implant cement, cranio-maxillofacial and dental implant surgery markets, which the Company estimates have an aggregate market potential of approximately US$1 billion. The Company believes that these markets will require, and that its products will address the need for, bone substitutes and bone cements that offer a broader range of performance attributes, better patient outcomes and lower cost than are currently available. The Company's biomaterials technology currently encompasses the following three products which address differing patient needs: ORTHOCOMP, a composite, high strength bone bonding cement that is fast setting, immediately load bearing and injectable; BIOGRAN, a resorbable, granular biomaterial that biologically transforms to remodeled cancellous bone in four to six months; and VITAGRAFT, a resorbable setting cement that assists fracture healing and has indications for use in bone defects of younger patients. On April 28, 1998, the Company entered into a global strategic alliance for the marketing and distribution of BIOGRAN and ORTHOCOMP for the dental implant surgery market with 3i, a leading dental implant company.

INDUSTRY OVERVIEW

  The human skeleton is composed of two types of bone tissue: cortical and cancellous bone. Cortical bone, which makes up approximately 80% of the human skeleton, is dense, tubular in shape and is subject to bending, load bearing and twisting forces. Cancellous bone, which constitutes approximately 20% of the human skeleton, is less dense than cortical bone, more vascular and is primarily subject to compressive forces. Bone continually regenerates and remodels itself through a process of formation and resorption or bone loss. This process is on-going and necessary to maintain skeletal integrity.

  Skeletal integrity may become impaired by a number of factors, including traumatic incident and degenerative disease. The global market for orthopaedic products used to address problems arising from skeletal impairments is currently estimated to be approximately US$8 billion. Among these products are bone substitutes to replace or reconstruct skeletal defects and augment fracture repair. Existing commercially available bone substitutes do not set or harden to load bearing potential until the natural healing process of bone is completed over a period of three to six months, depending on the location of the bone defect and the age and health of the patient. The emergence of new, high strength, fast setting, biologically active bone substitutes promises significant improvements over current options for bone replacement, repair and fixation while also providing solutions to previously unmet market needs. These products will allow segmentation of the market between those younger patients with high bone vitality that require a fast setting resorbable bone substitute, and those older patients and those with compromised bone physiology that require a fast setting, high load bearing solution. Existing bone substitutes do not permit this matching of therapies with patient needs because of various deficiencies, including the inability to bear load or set immediately, the risk of disease transmission, and marginal performance characteristics. The Company believes that its products address these deficiencies by being safe, fast setting, bone bonding, and injectable, and either resorbable (transforms to bone or is replaced by bone) or load bearing, depending upon patient need. These attributes provide patients with faster recovery to normal function. In addition, the cost-effectiveness goals of managed care will be well served by the Company's approach to reducing recovery times, hospital in-patient days and invasive procedures.

ORTHOVITA'S STRATEGY

  The Company's goal is to become the leader in the bone substitute market for bone repair products. The principal elements of the Company's strategy to realize this goal are to:

  Position ORTHOCOMP as a Replacement for PMMA Cement. The Company believes that ORTHOCOMP is a preferable cement material to PMMA because of its superior mechanical properties and easier to use delivery system, and that ORTHOCOMP addresses a clear market need in joint implant and other procedures. The Company initially intends to pursue an easier regulatory route by targeting ORTHOCOMP for lower threshold indications, such as screw augmentation. The Company believes that its longer-term objective to replace PMMA represents an estimated US$250 million market opportunity.

  Pursue Several Products for Multiple Uses. The Company is developing a portfolio of patent-protected products to address the specific requirements of various procedures based on patient and load bearing requirements. The Company has identified needs for both resorbable and non-resorbable bone substitutes for patients with differing capacities to grow bone. Patients with good bone vitality will benefit from resorbable bone substitutes that are fast setting and are replaced by new bone over time, while elderly and osteoporotic patients with diminished bone healing capabilities will require non-resorbable bone substitutes that will be immediately load bearing and bone bonding. The Company's products provide real benefits for the surgical outcome without a radical change in surgical technique, thereby increasing their probability of acceptance in the marketplace.

  Access Multiple Distribution Channels. The Company intends to utilize a combination of third-party alliances, direct sales and agent/distributors, depending upon the particular strength of the sales channel for a product and its clinical indication. For example, it is anticipated that ORTHOCOMP's use as a joint implant replacement cement will be directed to a leading hip and knee implant company, whereas VITAGRAFT's use for trauma may be directed to an agent/distributor network.

  Utilize Existing Basic Research Agreements and Expand Intellectual
Property. The Company's technology strategy is to concentrate its technical staff on development and commercialization of products that are near term to market. The Company's license agreement with the University of Pennsylvania has allowed the Company to remain focused on the commercialization of its bone substitute products while basic research has been conducted through this university affiliation. Patents and patents pending owned by the Company, and to which the Company has been granted exclusive rights through license agreements with the University of Pennsylvania and others, are integral components of the Company's intellectual property portfolio. These patents and patents pending include biomaterials as carriers for the controlled release of growth factors and pharmaceuticals, and as substrates for seeding cells in tissue engineering applications. The Company believes its current intellectual property portfolio will continue to provide long-term product opportunities not only in bone substitutes, but also for non-orthopaedic applications.

THE COMPANY'S BONE SUBSTITUTES

  The Company's products are designed to solve a wide range of clinical problems associated with current bone substitutes and provide optimal attributes for a variety of specific applications.

 ORTHOCOMP

  ORTHOCOMP is a bioactive, self-setting, bone bonding composite that offers ease of use delivery and provides rapid restoration of functionality in load bearing, bone reinforcement, implant stabilization and bone repair applications. The Company believes that the potential of ORTHOCOMP to become the preferred material for cementing implants to bone represents a significant market opportunity. The bioactive composite nature of ORTHOCOMP allows it to conform to the precise area of placement, and its setting polymerization reaction leads to immediate load bearing strength, with elasticity more closely resembling that of natural bone than metal. Because of its bioactivity, ORTHOCOMP becomes integrated with the bone at the interface, enhancing the strength of the bond and the overall efficacy of the implant system.

  ORTHOCOMP can be formulated to allow for controllable setting times, various viscosities and differing levels of strength. Less viscous formulations may be delivered through pre-filled unit dose cartridges directly into the surgical site or through minimally invasive surgery, and more viscous formulations can be hand packed as putty. Unlike PMMA, which requires a relatively lengthy mixing time and a short interval during which the material can be used, ORTHOCOMP's novel, mix-on-demand delivery system allows the surgeon much greater flexibility with respect to the commencement of the setting time of the material. ORTHOCOMP is also easily visualized under radiographic or fluoroscopic imaging. The Company is not aware of any current competitors for this type of surface bonding, high load bearing bone substitute.

  The Company expects to file for a CE Mark for ORTHOCOMP for screw augmentation, with clinical studies planned for mid-1998 in Europe. A global multi-center study for the use of ORTHOCOMP for vertebroplasty in osteoporotic patients is also expected to begin in 1998. Pre-clinical studies for the use of ORTHOCOMP have begun in Europe and the United States for tooth root anchoring. The Company plans to file an Investigation Device Exemption (an "IDE") in 1999 for the use of ORTHOCOMP as a cement for joint implant replacement.

 BIOGRAN

  BIOGRAN is a bioactive glass granule that, when implanted in a bone defect site, forms a calcium phosphate shell with an internal chamber where bone forming cells differentiate and form new bone tissue over a four to six month period. BIOGRAN is designed for cancellous bone defects that are not immediately subject to load or for use in conjunction with fixation hardware. The principal indication is for bone regeneration in preparation for tooth root implantation. BIOGRAN has the consistency of paste when mixed with blood or saline, is delivered via a syringe and is easy to handle at the surgical site.

 VITAGRAFT

  VITAGRAFT is an injectable, self-setting, resorbable calcium phosphate bone substitute material that is replaced by bone as it is resorbed. The novel, mixed paste formula, based on the Company's fine particle synthesis technology, allows complete interaction of the respective components and proper placement in the body. The result is consistent setting in the body of a fine grained structure comparable to human bone. It is especially useful in achieving moderate load bearing, coupled with fixation hardware, to permit quicker return to function in younger patients with healthy bone physiology. Pre-clinical studies are currently underway and clinical studies are planned in 1999 for the use of VITAGRAFT in tibial plateau fractures and cranio-maxillofacial reconstruction.

CLINICAL APPLICATIONS

  The Company is initially focused on seven clinical indications for use with a potential global market of approximately seven million annual procedures, representing approximately US$1 billion in product sales per year. The Company believes that the clinician purchase decision will be based on patient bone health factors, load bearing requirements at a particular site, and clinician judgment regarding resorbable products that require fixation and longer healing times versus non-resorbable products that return patients to their maximum recovery state rapidly. The following chart sets forth certain information regarding these seven indications, including the potential annual global procedures, the applicable product, and whether the product has been commercialized for the applicable indication or the fiscal quarter when certain regulatory milestones are currently anticipated to be reached.

                    POTENTIAL                      REGULATORY TIMELINE
                  ANNUAL GLOBAL            -----------------------------------
   INDICATIONS    PROCEDURES(1)   PRODUCT       EUROPE             USA
 ---------------  -------------- --------- ---------------- ------------------
                  (IN THOUSANDS)
 Dental Surgery       2,315       BIOGRAN   Commercialized    Commercialized
      Screw           2,330      ORTHOCOMP CE Mark expected 510(k) to be filed
  Augmentation                                 Q4-1998           Q2-1998
 Vertebroplasty         700      ORTHOCOMP CE Clinicals to   IDE to be filed
                                            begin Q4-1998        Q4-1998
   Tooth Root           830      ORTHOCOMP Pre-clinicals to 510(k) to be filed
    Anchoring                               begin Q2-1998        Q4-1999
     Cranio-            155(2)   ORTHOCOMP CE Mark expected 510(k) to be filed
  Maxillofacial                                Q1-1999           Q1-1999
 Reconstruction
                                 VITAGRAFT CE Mark expected 510(k) to be filed
                                               Q3-1999           Q3-1999
  Joint Implant         656      ORTHOCOMP CE Clinicals to   IDE to be filed
     Cement                                 begin Q3-1999        Q3-1999
 Tibial Fracture        100      VITAGRAFT CE Mark expected 510(k) to be filed
     Repair                                    Q4-1999           Q2-1999

--------
(1) Potential annual global procedures are derived from historical data for the U.S. from various sources, including a 1990 American Dental Association Survey of Dental Services Rendered, a 1997 Medical Data International report, a 1992 study in the Journal of Bone Mineral Resources and information from the Health Care Information Association. This information was extrapolated globally by doubling the United States figures to produce worldwide projections.
(2) This estimate includes the projections for Cranio-Maxillofacial Reconstruction procedures for both ORTHOCOMP and VITAGRAFT.

  The following describes each of these seven indications in more detail, of which, only the use of BIOGRAN for certain dental surgical procedures has yet received regulatory approval.

  Dental Surgery indications include the filling of bone defects, both those created surgically and those caused by disease. During the course of procedures ranging from periodontal disease treatment to implant placement there is often a need to build up bone. BIOGRAN is placed into the site through a surgical incision in proximity to the bone. The site is then surgically closed and bone regeneration ensues over a six-month period. For this indication, BIOGRAN competes with bone grafting products for filling oral defects, including autograft bone, allograft bone, xenograft bone and other synthetic bone graft materials.

  Screw Augmentation is required in cases where the patient's bone is of insufficient quality to allow a plate and screw construct to function. In a typical plating procedure, the fracture is aligned and the plate is shaped to conform to the natural shape of the bone. The first screws placed into the plate serve to compress the fracture, permitting faster healing. The remaining screws are then placed to stabilize the plate so that the fracture will not move and healing can occur. The healing of a fracture is directly proportional to the degree of stabilization. The failure of screws to purchase or hold is common, especially in osteoporotic bone, although it can occur in non-osteoporotic patients as well. Screws which do not hold are removed, and either the screw hole is not used or is filled with a larger screw. The non-use of a screw hole causes a large weak point to be created, presenting a greater potential for fracture of the bone and plate through the weak area. The use of a larger screw often results in a looser placement due to concerns of stripping. Using ORTHOCOMP to anchor the screw in a quick and efficient way allows the full function of the screw to be restored, to the benefit of both the surgeon and the patient. There are no known cement products that have received FDA approval or CE marking that would be in competition with ORTHOCOMP for this indication. Clinical trials will be conducted in Norway and the U.S.

  Vertebroplasty is the filling or supplementation of up to three vertebrae, compressed as a result of fracture, with a material that adds rigidity to failing bone and reduces pain in the compression site. There is currently no material approved for use in this procedure and this indication presents a potential new market for ORTHOCOMP. The Company believes that using ORTHOCOMP, the procedure can be performed on an outpatient or short-stay basis. Under the Company's proposed procedure, the vertebra would be perforated through the pedicular arch using a catheter and the material then injected into the vertebra, setting within minutes and becoming load bearing. The procedure would then be repeated through the other arch. Upon completion, the patient typically experiences immediate pain relief and greater mobility. There is no other known treatment for compressed vertebrae that remedies the physical impairment and long-term immobility that leads to morbidity and reduced life expectancy. The primary alternative method of treatment is the use of pharmaceutical regimens; however, this method only provides some patients with temporary pain relief. There are no known cement products that have received FDA approval or CE marking that would be in competition with ORTHOCOMP for this indication. Clinical studies will be conducted at 10 different U.S. locations and at locations in the EU to be determined at a later date.

  Tooth Root Anchoring is used to anchor prosthetic teeth. Implants are placed into surgically prepared sites in either the mandible or maxilla to which prosthetic teeth are later attached. They may be placed singularly, several teeth in a row or as a full arch. If there is a full and healthy bone bed, the implants may be placed immediately; otherwise, a bone grafting procedure is necessary. The current bone grafting procedure requires about six months for the bone to regenerate. The implant is then placed and is monitored for stability. The development and placement of the prosthetic usually occurs after the implant has demonstrated requisite stability and this may add additional time to the process. As a result, the entire implant procedure can take well over a year. In comparison, the Company believes implants anchored with ORTHOCOMP will allow load bearing within four weeks and will serve a broader patient population, including patients with low bone-regenerative potential. In tooth root anchoring applications, the Company believes that no alternative exists at this time that will compete with ORTHOCOMP, other than the current method of tooth root implantation. Animal studies will be conducted at the Catholic University of Leuven, Belgium.

  Cranio-Maxillofacial Reconstruction utilizing VITAGRAFT as a resorbable cement offers a promising bone substitute option for indications including mandibular resections due to trauma or disease, reconstruction of fractures and cranial defects. The Company believes ORTHOCOMP will be useful for complicated applications such as plastic reconstruction and facial augmentation to adjust the height and position, and to shape certain facial features, especially the chin and cheek bone. In addition, the Company believes that both VITAGRAFT and ORTHOCOMP may be used in the same reconstruction or repair procedure. Utilizing the Company's biocompatible products could potentially reduce the recovery time and provide ease of use features for the surgeon. The Company may face competition from a new generation of similar products currently entering the market or expected to enter the market in the near future.

  Joint Implant Cement is used to secure reconstructive products to the bone by applying a grout made up of a liquid (monomer) mixed with a powder (PMMA). Joint implant cement is currently the prevalent mode of fixation for hip, knee, shoulder and other replacements, and according to Orthopedic Network News, joint implant cement implants represent approximately 65% of all implant procedures. During the procedure, the patient's joint is exposed and prepared for the implant. The cement material is then added to bond the implant to the bone. Currently, PMMA is typically used in this procedure and Howmedica, producer of Simplex cement, has the dominant market share. The use of PMMA, however, exposes patients to the monomer of PMMA as well to potentially bone-damaging high temperatures during the setting of this material. The Company believes that ORTHOCOMP possesses superior mechanical and bioactive properties, is more biocompatible and uses a more efficient delivery system than PMMA.

  Tibial Fracture Repair addresses the loss of cancellous structure within the tibial plateau. The function of the tibial plateau is to transfer the load (weight of the body) to the shaft of the tibia (cortical bone). The cancellous structure transfers load in a similar way to a girder structure in a building. The plateau needs to continue to function so the patient can return to normal activities. The Company believes that the replacement of the material with VITAGRAFT, a space filling, load transferring material, will allow the patient to return more quickly to function. The procedure involves the restoration of the tibial plateau, allowing the femur to have a congruous surface with which to interface. The fracture is augmented, if necessary, with orthopaedic hardware such as screws. The Company may face competition from a new generation of similar products currently entering the market or expected to enter the market in the near future.

SALES AND MARKETING

  The Company intends to market its products through a balance of exclusive third-party strategic alliances, arrangements with agents and distributors and through direct sales, depending upon the clinical indications for which the products are intended. On April 29, 1998, the Company entered into its first strategic alliance, a Global Distribution Agreement with 3i, whereby 3i obtained the exclusive worldwide marketing, sales and distribution rights for ORTHOCOMP and BIOGRAN for dental surgical applications for a term of five years. For the remainder of calendar year 1998, 3i has guaranteed minimum purchases in the following amount: US$770,000 in the second quarter, US$815,000 in the third quarter and US$815,000 in the fourth quarter. On or prior to December 1 of each calendar year during the term of the agreement, 3i and the Company have promised that they will reach an agreement on a forecast of products to be purchased by 3i during the next calendar year. These forecasts are not a guarantee of purchases by 3i but will be used by the Company to forecast production requirements. If, however, 3i fails to purchase more than US$600,000 in a given calendar quarter after 1999, the Company may terminate the agreement.

RESEARCH AND DEVELOPMENT

  The Company's development efforts to date have been concentrated on the development of products derived from research initially carried out at the Catholic University of Leuven, Belgium and from its own internal research. The Company has also gained access to intellectual property resulting from research carried out at the University of Pennsylvania through a license agreement and will be working to develop and commercialize products resulting from such research. This intellectual property includes biomaterial substrates for tissue engineering and carriers for growth factors and drug delivery. The Company believes that these additional technologies may represent significant potential future market opportunities which the Company intends to pursue. In addition, the Company will seek to enter into strategic alliances, license patented technologies and develop additional technologies to broaden its future product offerings. The Company has incurred US$467,000, US$1.2 million and US$2.0 million in research and development expense in 1995, 1996 and 1997, respectively. See "--License Agreements."

CLINICAL ADVISORY BOARD

  The Company has a Clinical Advisory Board that currently consists of ten preeminent clinicians. The Company anticipates that it will add members to this board from the international medical community. The Clinical Advisory Board has actively advised the Company regarding potential clinical uses of its products and many of these members are expected to be involved in the clinical trials of the Company's products.

  Steven P. Arnoczky, DMV is the Director of the Laboratory for Comparative Orthopaedic Research at Michigan State University, East Lansing, Michigan. He is Professor of Surgery, College of Veterinary Medicine and Human Medicine, and has held faculty appointments at the Hospital for Special Surgery, New York. Dr. Arnoczky has published extensively on musculoskeletal and sports medicine research.

  Robert E. Hunter, MD is in private practice in Aspen, Colorado and Clinical Associate Professor at the University of Colorado. He served his fellowship in Sports Medicine and is a member of numerous committees for the American Academy of Orthopaedic Surgeons. Dr. Hunter is the team physician for the U.S. Alpine Ski Team.

  John Mathis, MD, MSc is the Director of Interventional Neuroradiology and Co-Director, Division of Neuroradiology at Johns Hopkins Medical Center in Baltimore, Maryland. Dr. Mathis also serves as an Associate Professor of Radiology and Neurosurgery at Johns Hopkins Medical Center. His major research interests are in materials evaluation and clinical applications development for the treatment of vertebral crush fractures. Dr. Mathis is pursuing material characterization and comparative analysis of bone cements for vertebroplasty.

  Sam Nasser, MD, PhD is Associate Professor and Clinical Educator, Wayne State University School of Medicine, Department of Orthopaedic Surgery, and Co-Director, Wayne State Adult Reconstruction Surgery Fellowship Program. Dr. Nasser received the John Charnley Award from the Hip Society in 1990 and was Guest Editor at the Orthopaedics Clinics of North America in 1992. His research interest and funding focuses on biomaterials, instrumentation systems in revision surgery and musculoskeletal infections related to total joint arthroplasty.

  John G. Seiler, MD is Associate Professor with tenure at Emory University, Atlanta, Georgia, where he is Director of the Residency Training Program. His sub-specialty is in hand surgery. Prior to his faculty appointment at Emory, Dr. Seiler completed his fellowship under Richard Gelberman, MD in Boston, Massachusetts.

  Dan M. Spengler, MD is Professor and Chairman of the Department of Orthopaedics at Vanderbilt University, Nashville, Tennessee. His sub-specialty is in surgery of the spine and he is the Editor of the Journal of Spinal Disorders.

  Roby C. Thompson, MD is Vice Provost, The Academic Health Care Center of the University of Minnesota, Minneapolis, Minnesota. He is past Professor and Head of the Department of Orthopaedics at the University of Minnesota. Dr. Thompson is a past President of the American Academy of Orthopaedic Surgery and Chairman of the Board of Trustees of the Journal of Bone and Joint Surgery. His sub-specialty interest is in orthopaedic oncology.

  R. Gilbert Triplett, PhD, DDS is the Professor and Chairman, and Director of Hospital Affairs, Department of Oral and Maxillofacial Surgery and Pharmacology at Baylor College of Dentistry, Texas A&M University System, in Dallas, Texas. Dr. Triplett's research areas of interest are in the field of bone physiology, maxillofacial trauma, and dental implants and microsurgery. Dr. Triplett has published extensively in the field of bone grafting and regeneration.

  Russell Warren, MD is Surgeon-in-Chief, The Hospital for Special Surgery, New York, New York. He is past President of the Academy of Orthopaedic and Sports Medicine, is the recipient of the Cabaud Award and is the team physician for the New York Giants NFL football team.

  Donald A. Wiss, MD is Coordinator of the Southern California Orthopedic Institute in Van Nuys, California. He is Clinical Professor of Orthopaedics at the University of Southern California.

MANUFACTURING AND FACILITIES

  The Company's headquarters are located at the Great Valley Corporate Center, Malvern, Pennsylvania, a suburb of Philadelphia. The Company conducts all of its principal activities from this 15,000 square foot facility, which is leased through July 2000, with an option to renew for an additional five-year term. The Company also leases office space in Grez Doiceau, Belgium for its international sales and marketing activities.

  The Company has outsourced the manufacture of BIOGRAN to GMP-qualified facilities with extensive glass manufacturing, device packaging and sterilization capabilities. The Company intends to manufacture ORTHOCOMP and VITAGRAFT at its Malvern facility and to obtain FDA GMP certification and ISO 9000 series quality certification for all of its products.

PATENTS AND PROPRIETARY RIGHTS

  The Company's success will be dependent in part upon its ability to preserve its trade secrets, obtain and maintain patent protection for its technologies, products and processes in the United States, the European Union and other jurisdictions, and operate without infringing the proprietary rights of other parties. As a result of the substantial length of time and expense associated with developing and commercializing new medical devices, the Company places considerable importance on obtaining and maintaining trade secret and patent protection for new technologies, products and processes, and also relies on trade secrets and proprietary know-how which it seeks to protect, in part, by confidentiality agreements with its corporate partners, collaborators, employees and consultants.

  The Company intends to file applications as appropriate for patents covering its technologies, products and processes. The Company intends to continue to cooperate with its licensors, the University of Pennsylvania and FBFC, in obtaining patent protection exclusively licensed to the Company. As of the date of this Prospectus, the Company owns or controls 16 issued U.S. patents and 14 pending patent applications in the United States, two issued patents and 11 pending patent applications in Europe, 11 patent applications in Japan and one issued patent in Taiwan. Of the Company's issued U.S. patents, one relates to BIOGRAN and one relates to ORTHOCOMP while the other 14 are process-related and do not relate to a specific product. The two European patents relate to BIOGRAN while the one issued patent in Taiwan is process-related and does not relate to a specific product. See "Risk Factors-- Dependence on Patents, Proprietary Rights; Existing Litigation."

LICENSE AGREEMENTS

  The Company's product development efforts have been dependent in part upon Dr. Paul Ducheyne and the University of Pennsylvania in Philadelphia, Pennsylvania. In September 1993, the Company and the University of Pennsylvania entered into a license agreement (the "Penn License Agreement"). The Penn License Agreement grants the Company an exclusive, worldwide right and license to use and sell products that utilize technology protected by the University of Pennsylvania's patent rights for use in medical, dental and veterinary fields for growth of bone cells, fixing human prosthetic devices, coating human prosthetic devices, including bone growth onto or into modified human prosthetic device and/or producing human prosthetic devices. The Penn License Agreement has resulted in substantial cost savings to the Company while allowing the Company to greatly expand its product development efforts. The Company has agreed to pay a royalty of 4% of the net sales of products made by the Company that utilize technology covered by the Penn License Agreement. Additionally, the Company issued 120,008 shares of Company stock to the University of Pennsylvania as partial consideration for the exclusive license.

  The Company's product development efforts have also been dependent upon FBFC International ("FBFC"), a Belgian company established in the Kingdom of Belgium with a registered office at B-1000 Brussels Wetstraat 24. In July 1992, the Company and FBFC entered into a license agreement (the "FBFC License Agreement"). Under the FBFC License Agreement, which expires in 2002, FBFC granted the Company an exclusive, worldwide license to use the technical knowledge and expertise developed or obtained by FBFC relating to bioactive glass granules. FBFC also provides technical assistance to the Company under the FBFC License Agreement. The Company has agreed to pay a maximum of US$1.5 million over the life of the agreement for services, royalty payments and the exclusive license.

COMPETITION

  Competition in the medical device industry is intense in both the U.S. and Europe. The medical device industry is generally characterized by rapid product development and technological advancement. The Company's products could be rendered noncompetitive or obsolete by technological advancements made by the Company's current or potential competitors. There can be no assurance that the Company will be able to respond to technological advancements through the development and introduction of new products. Moreover, many of the Company's existing and potential competitors have substantially greater financial, marketing, sales, distribution and technological resources than the Company. Such existing and potential competitors may be in the process of seeking FDA or other regulatory approvals, or patent protection, for their respective products or may enjoy substantial advantages over the Company in terms of research and development expertise, experience in conducting clinical trials, experience in regulatory matters, manufacturing efficiency, name recognition, sales and marketing expertise or the development of distribution channels. Since the Company's products compete with procedures that have, over the years, become standard within the medical community, there can be no assurance that the procedures underlying the Company's products will be able to replace more established procedures and products. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competition will not have a material adverse effect on the Company's business, financial condition and results of operations.

  In orthopaedics and the dental surgery markets, the Company faces competition from existing products and companies, and potential competition from emerging companies developing bone substitutes. In the dental surgery market, BIOGRAN competes with bone grafting products for filling oral defects, including autograft bone (bone from another part of the patient's body), allograft bone (bone derived from cadavers), xenograft bone (bone derived from bovines), and other synthetic bone graft materials. In orthopaedic applications for trauma and for cranio-maxillofacial reconstruction, the Company's VITAGRAFT resorbable bone cements will face competition from a new generation of similar products currently entering the market or expected to enter the market in the near future. There are no known cement products that have received FDA approval or CE marking for screw augmentation and vertebroplasty that would be in competition with ORTHOCOMP for these indications. However, the Company may face off-label use of PMMA or calcium phosphate cements for these indications. In tooth root anchoring applications, the Company believes that no alternative exists at this time that will compete with ORTHOCOMP, other than the current method of tooth root implantation. The joint implant cement market is dominated by the use of PMMA, and Howmedica, producer of Simplex cement, has the dominant market share. While the Company believes that ORTHOCOMP is a superior product to PMMA, PMMA has been a successful product and orthopaedic surgeons will likely be conservative in accepting new cements. See "Risk Factors--Competition; Uncertainty of Technological Change."

GOVERNMENT REGULATION

  Consistent with its intent to market its products internationally, the Company systematically applies for all necessary regulatory approvals for its products in defined applications in Europe, the United States and other selected geographic territories.

  Products that have premarket approval or clearance from the FDA do not require FDA export approval. However, some countries require manufacturers to provide an FDA certificate for products for export ("CPE"), which requires the device manufacturer to certify to the FDA that the product has been granted premarket approval or clearance in the United States and that the manufacturing facilities appeared to be in compliance with GMPs at the time of the last GMP inspection. The FDA will refuse to issue a CPE if significant outstanding GMP violations exist.

  The introduction of the Company's products in international markets will also subject the Company to international regulatory clearances that may impose additional substantial costs and burdens. International sales of medical devices are subject to the regulatory requirements of each country. The regulatory review process varies from country to country. Many countries also impose product standards, packaging and labeling requirements and import restrictions on devices. In addition, each country has its own tariff regulations, duties and tax requirements.

 Europe

  In order to continue selling its products within the European Economic Area following June 14, 1998, the Company is required to achieve compliance with the requirements of the European Union Medical Devices Directive (the "MDD") and affix CE marking on its products to attest such compliance. To achieve this, the Company's products must meet the "essential requirements" defined under the MDD relating to safety and performance and the Company must successfully undergo a verification of its regulatory compliance ("conformity assessment") by TNO, or the Netherlands Organization for Applied Scientific Research, the Dutch Notified Body selected by the Company. The nature of this assessment will depend on the regulatory class of the Company's products. Under European law, the Company's products are likely to be in Class III. In the case of Class III products, the Company must (as a result of the regulatory structure which the Company has elected to follow) establish and maintain a complete quality system for design and manufacture as described in Annex II of the MDD (this corresponds to a quality system for design in ISO 9001 and EN 46001 standards). The Notified Body must audit this quality system and determine if it meets the requirements of the MDD. In addition, the Notified Body must approve the specific design of each device in Class III. As part of the design approval process, the Notified Body must also verify that the products comply with the essential requirements of the MDD. In order to comply with these requirements, the Company must, among other things, complete a risk analysis and present sufficient clinical data. The clinical data presented by the Company must provide evidence that the products meet the performance specifications claimed by the Company, provide sufficient evidence of adequate assessment of unwanted side-effects and demonstrate that the benefits to the patient outweigh the risks associated with the device. The Company will be subject to continued surveillance by the Notified Body and will be required to report any serious adverse incidents to the appropriate authorities. The Company also will be required to comply with additional national requirements that are beyond the scope of the MDD.

  The Company is in the process of implementing policies and procedures that are intended to allow the Company to receive ISO 9000 series certification of its processes. ISO 9000 series certification is one of the quality systems satisfying the CE Mark certification requirements for all products manufactured in the United States.

 United States

  The medical devices to be manufactured and marketed by the Company are subject to extensive regulation by the FDA. Pursuant to the FFD&C Act and the regulations promulgated thereunder, the FDA regulates the clinical testing, manufacture, labeling, distribution and promotion of medical devices. Noncompliance with applicable requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the government to grant premarket clearance or premarket approval for devices, withdrawal of marketing approvals and criminal prosecution.

  In the United States, medical devices are classified into one of three classes (Class I, II or III) on the basis of the controls deemed necessary by the FDA to reasonably assure their safety and effectiveness. Under FDA regulations, Class I devices, the least regulated category, are subject to general controls and Class II devices are subject to general and special controls. Generally, Class III devices are those which must receive premarket approval by the FDA to ensure their safety and effectiveness.

  Before a new device can be introduced into the market, the manufacturer must generally obtain market clearance through either a 510(k) notification or a premarket approval through a PMA application. A 510(k) clearance will be granted if the submitted information establishes that the proposed device is "substantially equivalent" to a legally marketed Class I or II medical device, or to a Class III medical device for which the

FDA has not called for a PMA. The FDA may determine that a proposed device is not substantially equivalent to a legally marketed device, or that additional information or data are needed before a substantial equivalence determination can be made. A request for additional data may require that clinical studies be performed to establish the device's "substantial equivalence."

  Commercial distribution of a device for which a 510(k) notification is required can begin only after the FDA issues an order finding the device to be "substantially equivalent" to a predicate device. Pursuant to the Food and Drug Administration Modernization Act ("FDAMA"), enacted in November 1997, the FDA must make a determination with respect to a 510(k) submission within 90 days of its receipt. The FDA may extend this time frame by requesting additional data or information. Prior to enactment of the new law, it generally has taken from four to twelve months from the date of submission to obtain a 510(k) clearance, and in some instances has taken longer. It is not expected that the new law will shorten this time frame significantly, if at all. There can be no assurance that the Company will obtain 510(k) clearance for its products on a timely basis.

  A "not substantially equivalent" determination, or a request for additional information, could delay the market introduction of new products that fall into this category and could have a material adverse effect on the Company's business, financial condition and results of operations. For any of the Company's products that are cleared through the 510(k) process, modifications or enhancements that could significantly affect the safety or efficacy of the device or that constitute a major change to the intended use of the device will require new 510(k) submissions. The FDA has recently implemented a policy, under which certain device modifications may be submitted as a "Special 510(k)," which will require only a 30-day review. Special 510(k)s will be limited to those device modifications that do not affect the intended use or alter the fundamental scientific technology of the device and for which substantial equivalence can be demonstrated through design controls. There can be no assurance that the Company will be able to utilize the new "Special 510(k)" option for any modifications made to the Company's 510(k)-cleared devices.

  A PMA application must be filed if a proposed device is not substantially equivalent to a legally marketed Class I or Class II device, or if it is a Class III device for which FDA has called for PMA applications. A PMA application must be supported by valid scientific evidence that typically includes extensive data, including preclinical and clinical trial data, to demonstrate the safety and effectiveness of the device, as well as extensive manufacturing information.

  An FDA review of a PMA application generally takes one to two years from the date the PMA application is accepted for filing, but may take significantly longer. The review time is often significantly extended should the FDA ask for more information or clarification of information already provided in the submission. Pursuant to FDAMA, the FDA has established a number of policies and procedures intended to streamline preparation and review of PMAs. These include the opportunity for device sponsors to obtain FDA agreement in writing on an investigational plan, the opportunity to meet with FDA within 100 days of the PMA's filing to review its status, the ability to rely on compliance with certain national or international standards to satisfy certain PMA requirements, and increased use of postmarket controls to reduce PMA data requirements. There can be no assurance that the Company will benefit from any of these new policies or procedures.

  During the PMA review period, an advisory committee, typically a panel of clinicians, will likely be convened to review and evaluate the application and provide recommendations to the FDA as to whether the device should be approved. The FDA is not bound by the recommendations of the advisory panel. Toward the end of the PMA review process, the FDA generally will conduct an inspection of the manufacturer's facilities to ensure that they are in compliance with applicable GMP requirements.

  If the FDA's evaluations of both the PMA application and the manufacturing facilities are favorable, the FDA will either issue an approval letter or an "approvable letter," which usually contains a number of conditions which must be met in order to secure final approval of the PMA. When and if those conditions have been fulfilled to the satisfaction of the FDA, the agency will issue an approval letter, authorizing commercial marketing of the device for certain indications. If the FDA's evaluation of the PMA application or manufacturing facilities is not favorable, the FDA will deny approval of the PMA application or issue a "not approvable letter." The FDA may also determine that additional clinical trials are necessary, in which case PMA approval may be delayed up to several years while additional clinical trials are conducted and submitted in an amendment to the PMA application. The PMA process can be expensive, uncertain and lengthy and a number of devices for which other companies have sought FDA approval have never been approved for marketing.

  Modifications to a device that is the subject of an approved PMA application (including modifications to its labeling or manufacturing process) may require approval by the FDA of PMA supplements or new PMAs. Supplements to a PMA application often require the submission of the same type of information required for an initial PMA, except that the supplement is generally limited to that information needed to support the proposed change from the product covered by the original PMA application.

  If clinical trials of a device are required in connection with either a 510(k) notification or a PMA application and the device presents a "significant risk," the sponsor of the trial (usually the manufacturer or the distributor of the device) is required to file an IDE application prior to commencing clinical trials. The IDE application must be supported by data, typically including the results of animal and laboratory testing. If the IDE application is reviewed and approved by the FDA and one or more appropriate Institutional Review Boards ("IRB's"), clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA. If the device presents a "non-significant risk" to the patient, a sponsor may begin the clinical trial after obtaining approval for the study by one or more appropriate IRB's, but not the FDA. For "significant risk" devices, an IDE supplement must be submitted to and approved by the FDA before a sponsor or an investigator may make a change to the investigational plan that may affect its scientific soundness or the rights, safety or welfare of human subjects. IRB approval may be required for changes in the investigational plan for both non-significant risk and significant risk devices.

  Any products manufactured or distributed by the Company pursuant to FDA clearances or approvals are subject to extensive regulation by the FDA, including record keeping requirements and reporting of adverse experiences with the use of the device. Device manufacturers are required to register their establishments and list their devices with the FDA and certain state agencies, and are subject to periodic inspections by the FDA and certain state agencies. The FFD&C Act requires devices to be manufactured in accordance with GMP regulations that impose certain procedural and documentation requirements upon the Company with respect to manufacturing and quality assurance activities. Revisions to the GMP regulations, effective June 1, 1998, will impose new design control requirements on device manufacturers that likely will increase the cost of complying with GMP requirements. Medical devices are also subject to postmarket reporting requirements for deaths or serious injuries when the device may have caused or contributed to the death or serious injury, and for certain device malfunctions that would be likely to cause or contribute to a death or serious injury if the malfunction were to recur. If safety or efficacy problems occur after the product reaches the market, the FDA may take steps to prevent or limit further marketing of the product.

  Labeling and promotion activities are subject to scrutiny by the FDA and, in certain instances, by the Federal Trade Commission. The FDA actively enforces regulations prohibiting marketing of products for unapproved or uncleared uses. Pursuant to the FDAMA, however, limited dissemination of information on unapproved uses is permitted, provided certain procedures are followed and certain commitments are made. The Company and its products are also subject to a variety of state laws and regulations in those states or localities where its products are or will be marketed. Any applicable state or local regulations may hinder the Company's ability to market its products in those states or localities. Manufacturers are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. There can be no assurance that the Company will not be required to incur significant costs to comply with such laws and regulations now or in the future or that such laws or regulations will not have a material adverse effect upon the Company's ability to do business.

THIRD-PARTY REIMBURSEMENT

  Successful sales of the Company's products in the United States and other markets will depend on the availability of adequate reimbursement from third-party payors. In the United States, health care providers, such as hospitals and physicians that purchase medical devices for treatment of their patients, generally rely on third-party payors to reimburse all or part of the costs and fees associated with the procedures performed with these devices. HCFA administers the policies and guidelines for coverage and reimbursement of health care providers treating Medicare and Medicaid patients. Both public and private insurance plans are central to new product acceptance. The United States Medicare inpatient reimbursement system is a prospective reimbursement system whereby rates are set in advance, fixed for a specific fiscal period, constitute full institutional payment for the designated health service and generally do not vary with hospital treatment costs. Medicare reimburses outpatient services based on a predetermined fee schedule. Both outpatient and inpatient reimbursement systems could affect the amount of payment a hospital receives for using the Company's products if they are approved for coverage.

  Member countries of the EU operate various combinations of centrally-financed health care systems and private health insurance systems. The relative importance of government and private systems varies from country to country. The choice of devices is subject to constraints imposed by the availability of funds within the purchasing institution. Medical devices are most commonly sold to hospitals or health care facilities at a price set by negotiation between the buyer and the seller. A contract to purchase products may result from an individual initiative or as a result of a competitive bidding process. In either case, the purchaser pays the supplier. Payment terms can vary widely throughout the EU.

  In Japan, at the end of the regulatory process, the MHW in its discretion makes a determination of the per unit sales price of the product and the reimbursement level.

  Through the patient informed consent process, the Company receives full access to the United States clinical trial patient's hospital discharge financial record and other medical financial information. By comparing the cost outcomes of treated patients and control patients, the Company expects to substantiate the claim that the Company's products provide overall reductions in costs thereby outweighing the incremental added cost of the product.

PRODUCT LIABILITY AND INSURANCE

  The Company's business involves the risk of product liability claims. While the Company has not experienced any product liability claims to date, there can be no assurance that product liability claims will not be asserted against the Company or its licensees. Although the Company maintains product liability insurance, there can be no assurance that this coverage will be adequate to protect the Company against future product liability claims. In addition, product liability insurance is expensive and there can be no assurance that product liability insurance will be available to the Company in the future on terms satisfactory to the Company, if at all. A successful product liability claim or series of claims brought against the Company in excess of its coverage could have a material adverse effect on the Company's business, financial condition and results of operation.

EMPLOYEES

  As of March 31, 1998, the Company had 39 full-time employees, consisting of four persons in research and development activities, three persons in manufacturing and facilities, four persons in clinical and regulatory affairs, 19 persons in sales and marketing, seven persons in general and administrative functions, and two employees at the Company's offices in Belgium. The Company had an average of 17, 42 and 53 employees in 1995, 1996 and 1997, respectively. The Company attributes the decline in employment from 1997 to its determination to place greater reliance on exclusive third-party strategic alliances, such as its alliance with 3i, and a reduced reliance on a direct sales force.

  No employees are covered by collective bargaining agreements, and the Company believes it maintains good relations with its employees.

LITIGATION

  On July 23, 1994, U.S. Biomaterials Corporation filed with the U.S. Patent and Trademark Office a Request for Reexamination of the FBFC Patent, of which the Company is the exclusive licensee. FBFC filed a response in this proceeding, establishing that the claims of the FBFC Patent were properly allowed. As a result, a Certificate of Reexamination was issued by the U.S. Patent and Trademark Office confirming the patentability of all claims of the FBFC Patent without amendment. However, a nullification proceeding was also instituted by U.S. Biomaterials Corporation against the European counterpart to the FBFC Patent. The opposition division of the European Patent Office tentatively decided in FBFC's favor, but the matter is still proceeding.

  In May 1996, a complaint was filed in the U.S. District Court for the Northern District of Florida by the University of Florida Research Foundation, Inc., U.S. Biomaterials Corporation and Block Drug Corporation against the Company, a distributor of the Company's BIOGRAN product and the Company's Chairman. This action charged the defendants with infringement of the 046 Patent, said to be assigned to the University of Florida Research Foundation and said to be exclusively licensed to U.S. Biomaterials Corporation. In April 1998, the court granted the Company's summary judgment motion stating that the Company's BIOGRAN product does not infringe this patent. The complaint also alleges false representation, unfair competition, false advertising and trade disparagement under U.S. federal and Florida state law, and no ruling has been rendered with respect to these allegations.

  While the Company believes that its licensor, FBFC, will ultimately prevail in the European Patent Office nullification proceeding and that the allegations of false description, false representation, unfair competition, false advertising and trade disparagement under U.S. federal and Florida state law are without merit, there can be no assurance that the BIOGRAN Matter will be resolved on a basis that is favorable to the Company in the near future, if at all. Net of insurance recoveries, the Company has incurred approximately $1.9 million in expenses related to the BIOGRAN Matter. At March 31, 1998, the Company had a reserve of US$635,000 to cover future legal fees related to the BIOGRAN Matter.

  From time-to-time, the Company may be involved in litigation relating to claims arising out of its business. Other than the BIOGRAN Matter, there are no claims or actions that are currently pending or anticipated against the Company.

                                  MANAGEMENT

OFFICERS AND DIRECTORS

  The executive officers and directors of the Company and their ages as of April 30, 1998 are as follows:

NAME                      AGE                                POSITION
----                      ---                                --------
Paul Ducheyne, Ph.D.....   48 Founder, Chairman of the Board and Chief Science and Technology Officer
David S. Joseph.........   55 President, Chief Executive Officer and Director
Samuel A. Nalbone, Jr...   42 Senior Vice President
Joseph M. Paiva.........   42 Vice President and Chief Financial Officer
Erik M. Erbe, Ph.D......   33 Vice President, Research and Development
Thomas L. Parker, Jr....   54 Vice President, Professional Relations
K. Vasanth Prabhu,
 Ph.D...................   59 Vice President, Clinical and Technical Services
Gert Eussen.............   54 International Marketing Director
Howard Salasin, Ph.D. ..   63 Director
Richard M. Horowitz,
 Esq....................   37 Director
Jos B. Peeters, Ph.D....   50 Director
James M. Garvey.........   51 Director
Lew Bennett.............   71 Director

  Dr. Ducheyne founded Orthovita and has served as the Chairman of the Board since its inception and as Chief Science and Technology Officer since March 1998. Since 1997, Dr. Ducheyne has been the Director of the Program for Bioactive Materials and Tissue Engineering at the University of Pennsylvania, where he has been a professor of Bioengineering and Orthopaedic Surgery Research since 1983. Dr. Ducheyne is a past President of the Society of Biomaterials and serves or has served on the editorial board of ten biomedical and orthopaedic journals, authored or co-authored over 200 papers and edited ten books, and holds 21 patents. Dr. Ducheyne received his MS in Materials Science and Metallurgical Engineering in 1972 and a PhD in Materials Science (Thesis: "Metallic Orthopaedic Implants with a Porous Coating") in 1976 from the Catholic University of Leuven, Belgium. In 1977, he presented the seminal work on the use of hydroxyapatite coatings on porous materials for enhancing fixation to bone.

  Mr. Joseph has been President, CEO and a Director of Orthovita since 1993. Mr. Joseph co-founded Surgical Laser Technologies, Inc. ("Surgical Laser") in 1985, a company that became publicly-traded in 1989, and served as its Chairman from 1985 to 1993 and as its as Chief Executive Officer from 1985 until 1991. Prior to joining Surgical Laser, Mr. Joseph co-founded Site Microsurgical Systems, an ophthalmic microsurgical company, in 1980 and served as its Chief Executive Officer from 1980 to 1985. Mr. Joseph currently serves on the Board of Directors of King's College in Pennsylvania and is a member of the Corporation of The Jackson Laboratory, a leading genetic research institute. He received a BS Degree from King's College in Pennsylvania and an MBA from Xavier University in Ohio.

  Mr. Nalbone has been the Senior Vice President since February 1996, and was Vice President of Marketing from February 1995 until February 1996. Prior to joining the Company, Mr. Nalbone was employed by 3M, Inc. ("3M") from 1979 to 1995 in a variety of sales, marketing and general management positions. From 1993 to February 1995, Mr. Nalbone was generally responsible for 3M's orthopaedic implant business. From 1988 to 1993, Mr. Nalbone was a General Manager of a division of 3M Health Care Ltd. in Japan. Mr. Nalbone received a BS in Biology from the University of Hartford in Connecticut, performed graduate research in Biochemistry at Notre Dame University in Indiana and received an MBA from Pace University in New York.

  Mr. Paiva has been the Company's Vice President and Chief Financial Officer since December 1997. Prior thereto, Mr. Paiva was the Controller of Cephalon, Inc., a publicly-traded biotechnology company, from December 1995 to December 1997, the Chief Financial Officer of ActiMed Laboratories, Inc., a medical device company, from August 1994 to December 1995, and the Chief Financial Officer of Argus Pharmaceuticals, Inc., a publicly-traded biotechnology company, from September 1993 to April 1994. Mr. Paiva was also employed by Cytogen Corporation, a biotechnology company, from September 1983 to September 1993 in a variety of positions of increasing responsibility, ultimately serving as Director of Finance and as Chief Financial Officer of its affiliated company, CytoRad Incorporated, a publicly-traded biotechnology company. Mr. Paiva was also employed for three years in the audit department of KPMG Peat Marwick, an international accounting firm. Mr. Paiva is the current President of the Philadelphia-Princeton Chapter of the Association of Bioscience Financial Officers. Mr. Paiva received a BS Degree in Accounting from Fairleigh Dickinson University in New Jersey and an MBA from Rutgers University in New Jersey. Mr. Paiva is a Certified Public Accountant.

  Dr. Erbe has been the Vice President, Research and Development of the Company since May 1995. Prior thereto, Dr. Erbe was the Senior Product Development Engineer of 3M's Dental Products Division from 1991 to 1995, where he developed expertise in chemical ceramic synthesis and fabrication technologies. His focus was on customer-defined product development, applied research and scale-up in polymer composites, and glass and glass-ceramics technologies related to the dental field. Dr. Erbe has authored seven articles, holds two U.S. patents and had 12 records of invention while at 3M. Dr. Erbe received his doctorate from the University of Missouri at Rolla in Ceramic Engineering and Glass Science, where research was conducted in the fields of glasses for radiopharmaceutical applications, bioabsorbable composites for bone fixation, and sol-gel derived glasses for drug delivery. Dr. Erbe is a member of several professional engineering and scientific societies, an honorary research society (Sigma Xi) and the ISO general assembly group, as well as several other ISO technical subcommittees.

  Mr. Parker has been the Vice President of Professional Relations since August 1996, responsible for developing the Company's orthopaedic advisory board and coordinating the clinical use of the Company's products through his long established relationships in the orthopaedic community worldwide. Prior to joining the Company, Mr. Parker was employed by 3M from October 1978 to August 1996 and prior thereto by Merck & Co. in a variety of management, marketing and clinical positions. Mr. Parker received his BA in Biology and Chemistry from LaGrange College in Georgia.

  Dr. Prabhu has been the Vice President, Clinical and Technical Services of the Company since June 1996. Prior thereto, Dr. Prabhu was employed by 3M since 1978 and served as its Product Service Manager of the Assessment and Therapy Laboratory from 1992 to 1996. As the Vice President for Clinical and Technical Services, Dr. Prabhu is responsible for the Company's pre-clinical validation, clinical studies, quality assurance, and professional services groups. Dr. Prabhu has extensive experience in the validation, scale-up and production of polymeric materials including synthetic casts, bone cements, resin composite materials and hydrogel materials. Dr. Prabhu received a PhD from New York University in Organic Chemistry in 1972.

  Mr. Eussen is based in Belgium where he directs the Company's international marketing activities. He joined Orthovita in June 1994 from his private consulting business. Mr. Eussen's consulting projects have included the strategic review of new business opportunities in the bone substitute market, the study of oral implants in Europe and studies of the contemporary status of biomaterials. From 1980 to 1993, Mr. Eussen was a founding manager and shareholder of SIMED International BV in Utrecht, the Netherlands, whose main business was the supplying, equipping, and installation of complete hospitals in developing countries. From 1966 to 1980, Mr. Eussen was Marketing Manager, Sales Manager and General Manager, respectively, for Stopler Instruments & Equipment BV. Mr. Eussen received an MBA in Marketing Management from Hogere Bedrijfsleidinc.

  Dr. Salasin has been a Director since May 1995. Dr. Salasin was President, Chief Executive Officer and 100% owner of Martin Industries, a manufacturing company, from 1977 to 1996. He is a private investor and financial advisor to a private investment fund, and has been a general management consultant since 1975. Dr. Salasin worked for 12 years in engineering positions in the space industry for both General Electric and United Aircraft Corporation. Dr. Salasin served on the Board of Surgical Laser Technologies, Inc. from 1985 to 1988. Dr. Salasin holds a BS in Electrical Engineering, an MS in Electrical Engineering from Drexel University in Pennsylvania and a PhD in Education from the University of Pennsylvania.

  Mr. Horowitz has been a Director since May 1995. Mr. Horowitz has been employed by R.A.F. Corporation, a private venture capital and acquisition firm, as Vice President and General Counsel since 1991. R.A.F. Ventures IV, L.P., an affiliate of the R.A.F. companies, is a significant shareholder of the Company. Prior thereto, Mr. Horowitz was a corporate lawyer with the law firm of Wolf, Block, Schorr and Solis-Cohen, Philadelphia, Pennsylvania, where he specialized in mergers, acquisitions, corporate finance and general legal and business issues. Mr. Horowitz received his BA in Economics and Political Science from the University of Pennsylvania and his JD from Harvard Law School in Massachusetts.

  Dr. Peeters has been a Director since March 1996. Dr. Peeters is a Partner with Baring Private Equity Partners Ltd., Chairman of Quartz Capital Partners Limited and the founder and a Managing Director of Capricorn Venture Partners n.v., a Belgian-based venture capital firm specializing in early-stage, technology-based companies. From 1985 to 1992, Dr. Peeters was a Managing Director of BeneVent Management n.v., a Belgian-based venture capital firm. Dr. Peeters was co-founder and First Chairman of the Belgian Venturing Association and in 1989/1990 he was Chairman of the European Venture Capital Association (EVCA). Dr. Peeters was Chairman of the Working Group that founded the European Association of Securities Dealers (EASD) and developed EASDAQ, for which he serves as Vice-Chairman.

  Mr. Garvey has been a Director since April 1997. Mr. Garvey has been the Chief Executive Officer and Managing Partner of Schroder Ventures Life Sciences, a private venture capital firm and significant shareholder of the Company, since May 1995. Prior to joining Schroder Ventures, Mr. Garvey was Director of the US$600 million Venture Capital Division of Allstate Corp. He served as president of Allegheny International Medical Technology until it was acquired by PPG Industries in 1987. From 1971 to 1984, Mr. Garvey held general management, marketing and distribution management positions in the United States and Europe with Continental Water Systems, Millipore and the Kendall Company. Mr. Garvey is currently a director of J&C Health Services, LaserVision Centers and Allscripts Pharmaceuticals. Mr. Garvey received a BSE degree from Northern Illinois University in 1969.

  Mr. Bennett has been a Director since September 1997. Mr. Bennett has been active in the medical field for 40 years, beginning his career in health care in 1956 as a training director and divisional sales manager for Ethicon. Mr. Bennett currently serves as Senior Vice President of Sofamor Danek Group, Inc., Memphis, Tennessee, a manufacturer of spinal implants. From 1980 to 1990, he was associated with Richards Medical Company, where he served as Senior Vice President, and was the General Manager of Neomed, Inc. and Orthopaedic Accessories Division. In 1974, he founded Dillon Manufacturing Company, an orthopaedic soft goods company that he sold to General Medical Corporation in 1979. From 1966 to 1974, Mr. Bennett served as Vice President for Sales and Marketing for Howmedica, Inc., a company that he founded and that was eventually sold to Pfizer. Mr. Bennett lectures internationally to business and professional groups working in the medical field.

  Executive officers of the Company are appointed by, and serve at the pleasure of, the Board of Directors.

DIRECTOR COMPENSATION

  The Company currently reimburses its directors for out-of-pocket expenses incurred in connection with their rendering of services as directors, but does not pay cash fees to directors for attendance at meetings, although it may decide to do so in the future. Directors who are not currently receiving compensation as officers or employees of the Company are eligible to receive options under the 1997 Equity Compensation Plan in consideration for their service as directors. See "--Stock Option Plans--1997 Equity Compensation Plan" below. In 1997, Messrs. Salasin, Horowitz, Garvey, Bennett and Peeters each received an option to purchase 10,000 shares of Common Stock at an exercise price of US$4.25 per share. See "Principal and Selling Shareholders."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  In 1997, recommendations concerning the aggregate compensation of the Company's executive officers were made by the Compensation Committee of the Board of Directors, which currently consists of Mr. Garvey and Dr. Salasin. Dr. Salasin was a member of this Committee during all of 1997 and Mr. Garvey became a member of this Committee in April 1997 when he replaced a former director on the Board. See "Certain Relationships and Related Transactions."

EXECUTIVE COMPENSATION

  The following table provides information concerning compensation paid or accrued in the year ended December 31, 1997 with respect to the Company's Chief Executive Officer and President and the other four executive officers (collectively, the "Named Officers") who earned total salary and bonus of more than $100,000.

                        SUMMARY COMPENSATION TABLE

                                             ANNUAL
                                          COMPENSATION  LONG TERM COMPENSATION
                                         -------------- -----------------------
                                                        SECURITIES  ALL OTHER
                                         SALARY  BONUS  UNDERLYING COMPENSATION
NAME AND PRINCIPAL POSITION         YEAR  (US$)  (US$)  OPTION (#)   (US$)(1)
---------------------------         ---- ------- ------ ---------- ------------
David S. Joseph.................... 1997 210,577    --       --         --
President and Chief Executive
Officer
Samuel A. Nalbone, Jr. ............ 1997 167,308 50,000  140,000      2,375
Senior Vice President, Operations
Erik M. Erbe, Ph.D. ............... 1997 123,423 22,500  100,000      2,254
Vice President, Research and
Development
Thomas L. Parker, Jr. ............. 1997 115,827    --       --       1,845
Vice President, Professional
Relations
K. Vasanth Prabhu, Ph.D. .......... 1997 119,035 12,000      --       2,097
Vice President, Clinical and
Technical Services

--------
(1) The amounts disclosed in this column include Company matching contributions on behalf of each Named Officer during 1997 under the Company's 401(k) plan covering all of the Company's eligible employees.

STOCK OPTION INFORMATION

  Option Grants. The following table sets forth certain information regarding stock options granted by the Company during 1997 to the Named Officers:


                          OPTION GRANTS IN LAST YEAR

                                                                          POTENTIAL REALIZABLE
                                                                            VALUE AT ASSUMED
                                                                          ANNUAL RATES OF STOCK
                                                                           PRICE APPRECIATION
                           INDIVIDUAL GRANTS                               FOR OPTION TERM(1)
------------------------------------------------------------------------- ---------------------
                          NUMBER OF
                          SECURITIES % OF TOTAL
                          UNDERLYING  OPTIONS
                           OPTIONS   GRANTED TO EXERCISE OR
                           GRANTED   EMPLOYEES  BASE PRICE   EXPIRATION
NAME                        (#)(2)    IN 1997   (US$/SH)(3)     DATE       5% (US$)  10% (US$)
----                      ---------- ---------- ----------- ------------- ---------- ----------
David S. Joseph.........       --        --           --              --         --         --
Samuel A. Nalbone,
 Jr. ...................   140,000      44.8%     US$4.25   March 1, 2007 US$374,192 US$948,277
Erik M. Erbe, Ph.D. ....   100,000      32.0         4.25    July 1, 2007    267,280    677,341
Thomas L. Parker, Jr. ..       --        --           --              --         --         --
K.Vasanth Prabhu,
 Ph.D. .................       --        --           --              --         --         --

--------
(1) Potential Realizable Values assume that the price of the Common Stock is equal to the exercise price shown for each particular option on the date of grant and appreciates at the annual rate shown (compounded annually) from the date of grant until the end of the ten-year term of the option. Assumed stock price appreciation at the rates of five and ten percent have been used in accordance with U.S. Securities and Exchange Commission rules. These amounts are reported net of the option exercise price, but before any taxes associated with exercise or subsequent sale of the underlying stock. The actual value, if any, an option holder may realize will be a function of the extent to which the stock price exceeds the exercise price on the date the option is exercised and also will depend on the option holder's continued employment through the vesting period. Accordingly, the actual value to be realized by the option holder may be greater or less than the values estimated in this table.
(2) These options have a ten-year term, are exercisable in cumulative 20% annual installments with the first installment exercisable on date of grant and are subject to acceleration in the case of a change in control as defined under the stock option plan.
(3) The exercise price per share of the options was equal to the fair market value of the Common Stock on the date of grant as determined by the Board of Directors.

  The following table sets forth information regarding stock options held as of December 31, 1997 by the Named Officers. None of the Named Officers exercised any stock options during 1997.

                         FISCAL YEAR END OPTION VALUES

                                                 NUMBER OF SECURITIES
                                                UNDERLYING UNEXERCISED      VALUE OF UNEXERCISED
                                                      OPTIONS AT          IN-THE-MONEY OPTIONS AT
                            SHARES                 DECEMBER 31, 1997        DECEMBER 31, 1997(1)
                          ACQUIRED ON  VALUE   ------------------------- --------------------------
                           EXERCISE   REALIZED   SHARES       SHARES
NAME                          (#)      (US$)   EXERCISABLE UNEXERCISABLE EXERCISABLE  UNEXERCISABLE
----                      ----------- -------- ----------- ------------- ------------ -------------
David S. Joseph.........      --        --           --           --              --          --
Samuel A. Nalbone,
 Jr. ...................      --        --       148,000      112,000    US$1,001,000  US$644,000
Erik M. Erbe, Ph.D. ....      --        --        67,500       67,500         440,625     388,125
Thomas L. Parker, Jr. ..      --        --        20,000       12,000         115,000      69,000
K. Vasanth Prabhu,
 Ph.D. .................      --        --        12,000       18,000          78,000     117,000

--------

(1) Calculated based on a value equal to an assumed initial public offering price of US$10.00 per share, minus the per share exercise price, multiplied by the number of shares underlying the options.

EMPLOYMENT AGREEMENTS

  Each of David S. Joseph, Samuel A. Nalbone and Dr. Erik M. Erbe has an employment agreement with the Company, under which, in the event of involuntary termination without cause by the Company, the Company will pay 24 months salary as a severance benefit if a release in favor of the Company is executed by the employee. Additionally, each employment agreement entitles the employee to participate in any short-term or long-term incentive compensation programs established by the Company for its senior level executives generally. Mr. Joseph's employment agreement provides for his employment as the Company's President through December 31, 1999 at an annual salary of US$225,000. Mr. Nalbone's employment agreement provides for his employment as the Company's Senior Vice President through December 31, 1999 at an annual salary of

US$175,000. Dr. Erbe's employment agreement provides for his employment as the Company's Vice President of Research and Development through June 30, 2000 at an annual salary of US$130,000. Dr. Erbe's employment agreement also provides that, for the 1997 fiscal year, he will receive a minimum US$13,000 bonus and that all prior option grants earned by Dr. Erbe vested upon execution of his employment agreement. Dr. Erbe also received a 100,000 share incentive stock option grant priced at $4.25 per share, with 32,500 shares vesting immediately; the balance will vest according to the normal schedule under the Company's Incentive Stock Option Plan. In addition, each employment agreement contains other terms customarily found in executive officer employment agreements, including provisions relating to the reimbursement of certain business expenses, participation in employee benefit plans generally available to the other executive officers of the Company, life insurance, severance confidentiality and noncompetition.

STOCK OPTION PLANS

  The following is a description of the Company's Stock Option Plans and Employee Stock Purchase Plan. As of April 30, 1998, (i) 1,143,494 shares of Common Stock were issuable upon the exercise of options under the Stock Option Plans, (ii) 106,506 shares of Common Stock were reserved for future grants under the Stock Option Plans, and (iii) 300,000 shares of Common Stock were reserved for future issuance under the Employee Stock Purchase Plan. In addition, at the annual shareholders' meeting on May 27, 1998, the shareholders of the Company approved an amendment to the Company's 1997 Equity Compensation Plan to increase the number of shares issuable under this Plan from 600,000 to 850,000 shares. See Note 11 to Notes to Financial Statements for a chart indicating the number of options granted under the Company's Stock Option Plans through March 31, 1998.

 1993 Stock Option Plan

  The purpose of the Company's 1993 Stock Option Plan (the "1993 Plan") is to recognize the contributions made to the Company by key employees, consultants, advisors and members of the Board of Directors of the Company, to provide such persons with additional incentive to devote themselves to the future success of the Company and to improve the ability of the Company to attract, retain and motivate individuals upon whom the Company's sustained growth and financial success depend by providing such persons with an opportunity to acquire or increase their proprietary interest in the Company through receipt of rights to acquire shares of the Company's Common Stock.

  The aggregate number of shares of Common Stock of the Company that may be issued under the 1993 Plan is 650,000 shares. As of April 30, 1998, options to purchase 629,544 shares were outstanding under the 1993 Plan. Under the terms of the 1993 Plan, if an option terminates or expires unexercised, the shares attributable to the option will again be available for grants. The 1993 Plan will terminate on November 9, 2003.

  The 1993 Plan is administered by the Compensation Committee of the Board (the "Compensation Committee"). All powers of the Compensation Committee may be exercised by it in its sole discretion.

  The Compensation Committee shall determine the number of shares of Common Stock that will be subject to each grant of an option to key employees, consultants, advisors and non-employee directors. Employees may receive incentive stock options or nonqualified stock options under the Plan. Non-employee directors, consultants and advisors may receive nonqualified stock options.

  The option price may be equal to, greater than or less than the fair market value of a share of Common Stock on the date of grant, provided that (i) the option price of an incentive stock option may not be less than the fair market value of a share of Common Stock on the date of grant and (ii) an incentive stock option that is granted to an employee who owns more than 10% of the stock of the Company or a parent or subsidiary (a "10% shareholder") must have an option price of not less than 110% of the fair market of the Common Stock on the date of grant.

  The Compensation Committee shall determine the term of each option, which shall not exceed ten years from the date of grant. An incentive stock option granted to a 10% shareholder may not have a term longer than five years from the date of grant. The grantee may pay the option price (i) in cash or (ii) by such method as the Compensation Committee may approve, including tendering shares of Common Stock owned by the grantee or exercising options through a broker. Options may be exercised while the grantee is an employee, consultant, advisor or member of the Board or within a specified time after termination of employment or service. Grants under the 1993 Plan may not be transferred except upon the grantee's death.

  The 1993 Plan provides that in the event of a Change of Control, outstanding options will automatically vest in full. In addition, the Compensation Committee may take such actions as it deems appropriate, including accelerating the expiration date of options. A Change of Control will be deemed to occur if (i) any person (other than the Company or certain related entities or persons) acquires securities of the Company representing more than 50% of the voting power of the then outstanding securities of the Company or
(ii) the shareholders approve (or, if shareholder approval is not required, the Board approves) an agreement providing for (x) the merger or consolidation of the Company where the shareholders immediately before the transaction will not hold, immediately after the transaction, a majority of the stock of the surviving corporation, (y) a sale of substantially all of the assets of the Company or (z) a liquidation or dissolution of the Company.

  In the event of certain changes in the corporate stock, the Compensation Committee may adjust the number and type of shares of Common Stock and the option price subject to outstanding options, and the number and type of shares of Common Stock that may be issued under the 1993 Plan.

  The Board may amend or terminate the 1993 Plan, provided that any amendment that changes the class of persons eligible to receive incentive stock options or increases the number of shares of stock that may be issued under the Plan shall be subject to approval by the shareholders of the Company.

 1997 Equity Compensation Plan

  The purpose of the Company's 1997 Equity Compensation Plan, as amended and restated (the "1997 Plan"), is to provide (i) designated key employees of the Company, (ii) consultants who perform valuable services for the Company and
(iii) non-employee members of the Board with the opportunity to receive grants of incentive stock options, nonqualified stock options, stock appreciation rights and restricted stock. The Company believes that the 1997 Plan will cause the participants to contribute materially to the growth of the Company, thereby benefiting the Company's shareholders, and align the economic interests of the participants with those of the shareholders.

  The aggregate number of shares of Common Stock of the Company that may be issued under the 1997 Plan is 600,000 shares. As of April 30, 1998, options to purchase 513,950 shares were outstanding under the 1997 Plan and no shares of restricted stock or stock appreciation rights ("SARs") have been issued. At the annual shareholders' meeting scheduled for May 27, 1998, the shareholders of the Company will be asked to approve an amendment to the 1997 Equity Compensation Plan to increase the number of shares issuable under the Plan to 850,000 shares. If options or SARs terminate or expire, or if restricted stock is forfeited, the shares attributable to such grants may again be subject to grants under the 1997 Plan. After the Company becomes a public company (the effective date of an initial registration of the Company stock under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), which should approximately coincide with the completion of the Offering, the maximum aggregate number of shares of the Company's Common Stock that shall be subject to grants made under the 1997 Plan to any individual during any calendar year shall be 300,000 shares. The 1997 Plan will terminate on January 21, 2007, unless sooner terminated pursuant to its terms.

  The 1997 Plan is administered by the Board or by a committee consisting of two or more persons appointed by the Board; provided however, that the full Board must approve all grants made to members of the Board who are not employees of the Company. After the Company becomes a public company, the 1997 Plan shall be administered by a committee (the "Committee"), which may consist of outside directors. The Committee has full power and authority to administer and interpret the 1997 Plan.

  The Committee shall select the key employees, consultants and non-employee directors to receive grants and shall determine the number of shares of Common Stock that will be subject to each grant. Employees may receive incentive stock options, nonqualified stock options, restricted stock or SARs under the 1997 Plan. Non-employee directors and consultants may receive nonqualified stock options, restricted stock or SARs.

  The option price of an option may be equal to, greater than or less than the fair market value of a share of Common Stock on the date of grant, provided that (i) the option price of an incentive stock option may not be less than the fair market value of a share of Common Stock on the date of grant and (ii) an incentive stock option that is granted to a 10% shareholder must have an option price of not less than 110% of the fair market of the Common Stock on the date of grant.

  The Committee shall determine the term of each option, which shall not exceed ten years from the date of grant. However, an incentive stock option granted to a 10% shareholder may not have a term longer than five years from the date of grant. The grantee may pay the option price (i) in cash, (ii) with the consent of the Committee, by tendering shares of Common Stock owned by the grantee or (iii) by a combination of the two. After the Company becomes a public company, a grantee may exercise options through a broker. Options may be exercised while the grantee is an employee, consultant or member of the Board or within a specified time after termination of employment or service.

  The Committee may grant restricted stock to key employees, consultants or non-employee directors as it deems appropriate. The Committee will establish the amount and terms of each restricted stock grant.

  The Committee may grant SARs to a key employee, consultant or member of the Board separately or in tandem with any stock option. Unless the Committee determines otherwise, the base amount of each SAR shall be equal to the option price of the related option or, if there is no related option, the fair market value of a share of Common Stock on the date of grant of the SAR. When an SAR is exercised, the grantee will receive an amount equal to the difference between the fair market value of the Common Stock on the date of exercise and the base price of the SAR. Payments shall be made in cash, Common Stock or a combination of the two in such proportion as the Committee determines.

  Grants under the 1997 Plan may not be transferred except upon the grantee's death or, with respect to grants other than incentive stock options, if permitted by the Committee pursuant to a domestic relations order. The Committee may permit a grantee to transfer nonqualified stock options to family members or other persons or entities on such terms as the Committee deems appropriate.

  The 1997 Plan provides that, unless the Committee determines otherwise, outstanding options, SARs and restricted stock will automatically vest in full in the event of a Change of Control. In the event of a Change of Control, the Committee may require that grantees surrender their outstanding options and SARs in exchange for payment by the Company, in cash or Common Stock, of an amount equal to the amount by which the fair market value of the Common Stock exceeds the option price or base price of the options or SARs, and the Committee may terminate unexercised options and SARs. Unless the Committee determines otherwise, upon a Change of Control where the Company is not the surviving corporation (or survives only as a subsidiary of another corporation), outstanding grants shall be assumed by the surviving corporation. The definition of Change of Control under the 1997 Plan is similar to the definition under the 1993 Plan.

  In the event of certain changes in the corporate stock, the Committee may adjust the number and type of shares of Common Stock and the option price subject to outstanding options, SARs and restricted stock, and the number and type of shares of Common Stock that may be issued under the Plan.

  The Board may amend or terminate the 1997 Plan, provided that any amendment that increases the number of shares of stock that may be issued under the Plan or that is required to be approved by the shareholders under section 162(m) of the Internal Revenue Code of 1986, as amended (the "U.S. Internal Revenue Code") shall be subject to approval by the shareholders of the Company.

 Employee Stock Purchase Plan

  The purpose of the Company's Employee Stock Purchase Plan (the "ESP Plan") is to provide eligible employees of the Company an opportunity to purchase Common Stock of the Company. The Company believes that employee participation in stock ownership will be to the mutual benefit of both the employee and the Company. The ESP Plan will become effective after the Company becomes a public company. The ESP Plan is intended to comply with the requirements of Section 423 of the U.S. Internal Revenue Code which permit the difference between the exercise price and fair market value to be excluded from income. The aggregate number of shares of Common Stock of the Company that may be issued under the ESP Plan is 300,000 shares (subject to adjustment in the event of certain changes in the Common Stock). The ESP Plan will terminate on November 10, 2007, unless sooner terminated pursuant to its terms.

  Any employee who (i) is employed by the Company for a least 20 hours per week and for more than five months per year, (ii) has completed at least two years of continuous service with the Company and (iii) is not deemed for purposes of Section 423(b)(3) of the U.S. Internal Revenue Code to own stock possessing five percent or more of the total combined voting power of all classes of stock of the Company, will be eligible to participate in the ESP Plan. Under the ESP Plan, the Company will withhold a specified percentage (not to exceed 10%) of the compensation paid to each participant, and the amount withheld will be used to purchase Common Stock from the Company on the last day of each purchase period. The price at which Common Stock will be purchased under the ESP Plan will be equal to 85% of the fair market value of the Common Stock on the first day of the applicable purchase period, or the last day of the applicable purchase period, whichever is lower. The length of each purchase period shall be a calendar quarter, with the first purchase period to begin on a date designated by the Company after the effective date of this Prospectus and new purchase periods to begin approximately every three months thereafter.

  Employees may end their participation in a purchase period at any time, and participation ends automatically on termination of employment with the Company. The maximum number of shares that a participant may purchase during any purchase period will be equal to US$25,000 divided by the purchase price. In addition, no participant may purchase shares under the ESP Plan (i) to the extent that such participant would own five percent or more of the total combined voting power or value of all classes of the capital stock of the Company, or (ii) to the extent that such participant's right to purchase stock under the ESP Plan accrues at a rate that exceeds

US$25,000 worth of stock during any calendar year. In the event of a dissolution or liquidation of the Company or of a merger or consolidation in which the Company is not the surviving corporation, the ESP Plan and any purchase periods then in progress will terminate upon the effective date of such event.

  The Board of Directors has the right to amend or terminate the ESP Plan. However, no amendment may increase the number of shares reserved for purposes of the Plan or allow a person who is not an eligible employee to become a participant, without the approval of the shareholders of the Company.

LIMITATIONS ON DIRECTORS' LIABILITY AND INDEMNIFICATION

  The Company's Bylaws limit the liability of its directors to the maximum extent permitted by Pennsylvania law and provide that, except for liability of a director pursuant to any criminal statute, directors of the Company will not be personally liable for monetary damages as such for any action taken or any failure to take any action unless (i) the director breached or failed to perform the duties of his or her office under Section 1721 of Pennsylvania Business Corporate Law, and (ii) the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness.

  The Company's Bylaws also provide that the Company shall indemnify, to the fullest extent permitted by law, each present or former director or officer of the Company who was or is a party to, or is threatened to be made a party to, or is otherwise involved in, any proceeding, by reason of the fact that the individual is or was a director or officer of the Company or is or was serving in any such capacity at the request or for the benefit of the Company (the "Indemnitee"). The Company's Bylaws provide that the indemnification shall apply to all expense, liability and loss (including without limitation attorneys fees, judgements, fines, taxes, penalties, and amounts paid or to be paid in settlement) reasonably incurred or suffered by the Indemnitee in connection with any proceeding.

  At present, there is no pending litigation or proceeding involving a director or officer of the Company in which indemnification is required or permitted.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

PURCHASE OF CAPITAL STOCK AND NOTES

  In April 1997, the Company completed the April 1997 Financing, which involved the sale of 1,882,353 shares of Class C Preferred Stock and related warrants exercisable for 215,025 shares of Common Stock to Schroder Ventures International Life Sciences Fund, Electra Fleming Equity Partners and The Wellcome Trust Limited for an aggregate net amount of US$7.6 million. As part of this transaction and in consideration of the relinquishment of certain contractual rights, the Company and certain trusts established by Dr. Paul Ducheyne, the Chairman of the Company, granted the holders of Class A and Class B Preferred Stock warrants to purchase an aggregate of 133,291 and 178,709 shares of Common Stock, respectively, exercisable at US$4.25 per share (the "Series Warrants"). Of the Series Warrants, an aggregate of 65,000 shares of Common Stock are obtainable from these trusts and an aggregate of 235,000 shares of Common Stock are obtainable from the Company. In addition, Richard Horowitz and Dr. Howard Salasin, directors of the Company, were granted Series Warrants exercisable for 5,378 and 24,085 shares of Common Stock, respectively, as part of this transaction. James Garvey, who is the Chief Executive Officer and Managing Partner of Schroder Ventures Life Sciences Funds, was elected to the Company's Board of Directors pursuant to an agreement among certain shareholders of the Company.

  As part of the April 1997 Financing, each of Messrs. Ducheyne and Joseph granted a warrant to purchase 13,250 shares of their Common Stock to Capricorn Venture Partners n.v. ("Capricorn"). Quartz Capital Partners Limited ("Quartz Capital") acted as placement agent for the Company in connection with the Company's placement of 1,882,353 shares of Class C Preferred Stock in 1997. As partial compensation for its services in that placement, it received ten year warrants, exercisable at an exercise price of US$4.25 per share, to purchase an aggregate of 100,443 shares of the Company's Common Stock. Dr. Peeters, a director of the Company, is both the founder and a Managing Director of Capricorn and Chairman of the Board of Quartz Capital.

  In May 1995, the Company issued an aggregate of US$775,000 of the Notes and the Related Warrants exercisable for the purchase of 885,717 shares of Class B Stock, including US$425,000, US$25,000 and US$50,000 of such Notes and Related Warrants exercisable for 322,700, 18,982 and 37,126 shares of Series B Stock, to R.A.F., Mr. Horowitz and Dr. Salasin, respectively. Mr. Horowitz, who is a managing director of R.A.F., was elected to the Company's Board of Directors pursuant to an agreement among certain shareholders of the Company that terminates upon the consummation of this Offering. As part of the April 1997 Financing, R.A.F., Mr. Horowitz and Dr. Salasin applied all interest and principal due to them under the Notes towards a partial exercise of the Related Warrants and received 322,700, 18,982 and 37,126 shares of Series B Stock, respectively, upon such exercise. The Class A and Class B Stock will automatically convert into an equal number of shares of Common Stock upon the consummation of this Offering.

  In 1996 and 1997, as part of a private placement of Common Stock, the Company sold 1,362,042 shares, including 353,044 shares to Capricorn, of Common Stock at a price of US$4.25 per share.

LOANS AND GUARANTEE OF DEBT

  In 1995, the Company entered into a US$750,000 line of credit that was secured by substantially all of the Company's assets as well as certain personal assets of David S. Joseph, the Company's Chief Executive Officer and President. This line of credit expired in June 1997. In 1996, the Company borrowed US$400,000 from Mr. Joseph. This debt was retired in full in May 1997. Mr. Joseph has personally guaranteed US$356,000 of the outstanding balance under the Company's current US$1 million line of credit. It is expected that the lending bank will permit this guarantee to be relinquished prior to or upon the consummation of this Offering.

                      PRINCIPAL AND SELLING SHAREHOLDERS

  The following table sets forth certain information regarding beneficial ownership of its Common Stock as of April 30, 1998, and as adjusted to reflect the sale of Common Stock offered by the Company hereby, for (i) each person who is known by the Company to own beneficially more than 5% of the Company's Common Stock, (ii) each of the Company's directors, (iii) each executive officer, (iv) all directors and Named Officers as a group, and (v) the Selling Shareholders. The ownership percentages listed in the following table have been calculated in accordance with the rules of the U.S. Securities and Exchange Commission. These rules require the inclusion with respect to any particular owner of those shares that may be obtained upon the exercise of any presently exercisable option or warrant, or any option or warrant that becomes exercisable within the next 60 days. Since the number of options or warrants, if any, may vary among these shareholders, the denominator which is used to calculate these percentages may vary among shareholders.

                                     BENEFICIAL                   BENEFICIAL
                                   OWNERSHIP PRIOR  NUMBER OF   OWNERSHIP AFTER
                                     TO OFFERING    SHARES TO     OFFERING #
                                  -----------------  BE SOLD   -----------------
NAME AND ADDRESS OF BENEFICIAL                      UNDER THIS
OWNER                              SHARES   PERCENT PROSPECTUS  SHARES   PERCENT
------------------------------    --------- ------- ---------- --------- -------
EXECUTIVE OFFICERS AND DIRECTORS
Paul Ducheyne, Ph.D.(1).........  1,486,070  17.1%       --    1,496,070  14.6%
David S. Joseph(2)..............    840,587   9.6        --      840,587   8.2
Samuel A. Nalbone, Jr.(3).......    182,000   2.0        --      182,000   1.8
Howard Salasin(4)...............    151,834   1.7        --      151,834   1.5
Erik M. Erbe, Ph.D.(5)..........     67,500     *        --       67,500     *
Gert Eussen(6)..................     52,000     *        --       52,000     *
Richard M. Horowitz,
 Esquire(7).....................     43,950     *        --       43,950     *
Thomas L. Parker, Jr.(8)........     25,300     *        --       25,300     *
K. Vasanth Prabhu, Ph.D.(9).....     18,000     *        --       18,000     *
Joseph M. Paiva(10).............     10,000     *        --       10,000     *
James M. Garvey(11).............     10,000     *        --       10,000     *
Lew Bennett(10).................     10,000     *        --       10,000     *
Jos. B. Peeters, Ph.D.(12)......     10,000     *        --       10,000     *
All directors and executive
 officers as a group
 (14 persons)(13)...............  2,907,241  31.7        --    2,907,241  27.3
FIVE PERCENT HOLDERS
Schroder Ventures International
 Life Science Funds: L.P. I,
 L.P. II, Trust and Co-
 Investment Scheme(14)..........    788,143   9.0        --      788,143   7.7
Electra Fleming Equity Partners
 and EF Nominees Limited(15)....    785,648   8.9        --      785,648   7.6
The Wellcome Trust Limited(16)..    523,587   6.0        --      523,587   5.1
R.A.F. Ventures IV, L.P.(17)....    521,359   5.9        --      533,359   5.1
Solomon Kal Rudman(18)..........    468,504   5.3        --      468,504   4.5
SELLING SHAREHOLDERS
Ronald Lassin...................    272,727   2.7     72,727     200,000   1.7
Van Moer Santerre S.A...........    126,500   1.2      5,200     121,300   1.0
Other Selling Shareholders as a
 Group(19)......................                     422,073

--------
  #Assumes no exercise of the Underwriters' Over-allotment Option
  *Less than one percent

 (1) Includes (i) 200,000 shares held in trust by Dr. Ducheyne's spouse and
     (ii) 650,324 shares held in trust for the benefit of Dr. Ducheyne's children, of which 78,250 shares are obtainable upon the exercise of warrants granted to certain shareholders. Dr. Ducheyne disclaims beneficial ownership of the shares held by the foregoing trusts. Dr. Ducheyne's address is 45 Great Valley Parkway, Malvern, Pennsylvania 19355.

 (2) Includes (i) 100,000 shares held by Mr. Joseph's daughter in a revocable trust and (ii) 13,250 shares underlying a warrant granted by Mr. Joseph to a shareholder and excludes 26,529 shares of common stock held by Mr. Joseph's spouse and for which Mr. Joseph disclaims beneficial ownership. Mr. Joseph's address is 45 Great Valley Parkway, Malvern, Pennsylvania 19355.
 (3) Includes 176,000 shares of Common Stock obtainable upon the exercise of presently exercisable options and excludes 84,000 shares of Common Stock obtainable upon the exercise of options which are not exercisable within 60 days after the date of this Prospectus.

 (4) Includes (i) 39,908 shares of Common Stock obtainable from the Company upon the exercise of presently exercisable warrants, (ii) 4,194 shares of Common Stock obtainable from Dr. Ducheyne upon the exercise of a presently exercisable warrant and (iii) 10,000 shares of common stock obtainable upon the exercise of presently exercisable options.
 (5) Includes 67,500 shares of Common Stock obtainable upon the exercise of presently exercisable options and excludes 67,500 shares of Common Stock obtainable upon the exercise of options which are not exercisable within the next 60 days.
 (6) Includes 52,000 shares of Common Stock obtainable from the Company upon the exercise of presently exercisable options and excludes 3,000 shares of Common Stock obtained upon the exercise of options which are not exercisable within the next 60 days.

 (7) Includes (i) 12,871 shares of Common Stock obtainable from the Company upon the exercise of presently exercisable warrants, (ii) 2,097 shares of Common Stock obtainable from Dr. Ducheyne upon the exercise of a presently exercisable warrant and (iii) 10,000 shares of common stock obtainable upon the exercise of presently exercisable options. Excludes 322,700 shares of Common Stock, 163,014 shares of Common Stock obtainable from the Company upon the exercise of a presently exercisable warrant and 47,645 shares of Common Stock obtainable from Dr. Ducheyne upon the exercise of a presently exercisable warrant held by R.A.F. Ventures IV, L.P. Mr. Horowitz is a Managing Director of R.A.F. Ventures IV, L.P. Mr. Horowitz disclaims beneficial interest of any shares held by R.A.F. Ventures IV, L.P.
 (8) Includes 13,800 shares of Common Stock obtainable upon the exercise of presently exercisable options and excludes 23,200 shares of Common Stock obtainable upon the exercise of options which are not exercisable within 60 days after the date of this Prospectus.
 (9) Includes 18,000 shares of Common Stock obtainable upon the exercise of presently exercisable options and excludes 12,000 shares of Common Stock obtainable upon the exercise of options which are not exercisable within 60 days after the date of this Prospectus.

(10) Represents 10,000 shares of Common Stock obtainable upon the exercise of presently exercisable options.

(11) Represents 10,000 shares of Common Stock obtainable upon the exercise of presently exercisable options. Excludes 705,883 shares of Common Stock and 82,260 shares of Common Stock obtainable from the Company upon the exercise of a presently exercisable warrant held by Schroder Ventures Life Sciences Funds. Mr. Garvey is the Chief Executive Officer and Managing Partner of Schroder Ventures Life Sciences Funds. Mr. Garvey disclaims beneficial ownership of any shares held by Schroder Ventures Life Sciences Funds.

(12) Represents 10,000 shares of Common Stock obtainable upon the exercise of presently exercisable options. Excludes (i) 353,044 shares of Common Stock owned by Capricorn, (ii) an aggregate of 26,500 shares of Common Stock obtainable upon the exercise of a presently exercisable warrant held by Quartz Capital, and (iii) 100,443 shares of Common Stock obtainable upon the exercise of a presently exercisable warrant held by Quartz Capital. Dr. Peeters is the Managing Director of Capricorn and Chairman of the Board of Quartz Capital. Dr. Peeters disclaims beneficial ownership of any shares beneficially owned by either Capricorn or Quartz Capital.
(13) Includes 357,300 shares of Common Stock obtainable upon the exercise of presently exercisable options and 52,779 shares of Common Stock obtainable from the Company upon the exercise of presently exercisable warrants. Excludes 229,700 shares of Common Stock obtainable upon the exercise of options which are not exercisable within 60 days after the date of this Prospectus.
(14) Includes 82,260 shares of Common Stock obtainable upon the exercise of presently exercisable warrants. The address of Schroder Ventures Life Sciences Funds is One Beacon Street, Suite 4500 Boston, MA 02108. Schroder Ventures Life Sciences Funds disclaim any shares beneficially owned by Mr. Garvey.
(15) Includes 79,765 shares of Common Stock obtainable upon the exercise of presently exercisable warrants. The address of Electra Fleming Equity Partners and EF Nominees Limited is 320 Park Avenue, 28th Floor New York, NY 10022.

(16) Includes 53,000 shares of Common Stock obtainable upon the exercise of presently exercisable warrants. The address of The Wellcome Trust Limited is 210 Euston Road, London, NW1-2BE, England.

(17) Includes (i) 35,645 shares of Common Stock obtainable from Dr. Ducheyne upon the exercise of a presently exercisable warrant and (ii) 163,014 shares of Common Stock obtainable from the Company upon the exercise of a presently exercisable warrant. The address of R.A.F. Ventures IV, L.P. is One Pitcairn Place, 165 Township Line Road, Suite 2100 Jenkintown, PA 19046. R.A.F. Ventures IV, L.P. disclaims any shares held by Mr. Horowitz.

(18) Includes (i) 113,138 shares of Common Stock obtainable from the Company upon the exercise of presently exercisable warrants and (ii) 8,387 shares of Common Stock obtainable from Dr. Ducheyne upon the exercise of a presently exercisable warrant. The address of Solomon Kal Rudman is 56 Southwood Drive, Cherry Hill, NJ 08003.

(19) Represents the aggregate number of shares held by the Selling Shareholders other than Ronald Lassin and Van Moer Santerre S.A. These Selling Shareholders are comprised of approximately 80 persons, none of whom or which (i) is an executive officer or director of the Company or
     (ii) beneficially owns more than 1% of the outstanding Common Stock as of the date of this Prospectus.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, par value US$.01 per share (the "Common Stock"), and 20,000,000 shares of Preferred Stock, par value US$.01 per share (the "Preferred Stock"). Immediately after the sale of the 1,500,000 shares of Common Stock offered by the Company hereby, there will be 10,212,640 shares of Common Stock outstanding and no shares of Preferred Stock outstanding. The issuance of the shares of Common Stock offered hereby were approved for issuance by the Company's Board of Directors on April 30, 1998. Following this Offering, the Common Stock offered hereby will be held in book entry form in accordance with EASDAQ procedures. See "EASDAQ Settlement and Clearance."

  The following summary is qualified in its entirety by reference to the Company's Amended and Restated Articles of Incorporation (the "Articles of Incorporation"), which is included as an exhibit to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

  Shares of authorized but unissued Common Stock may generally be issued upon the approval of the Company's board of directors. Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders and do not have cumulative voting rights. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding Preferred Stock. Upon the liquidation, dissolution or winding up of the Company, subject to any preferential liquidation rights of any outstanding shares of Preferred Stock, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities. The holders of Common Stock have no preemptive, subscription, redemption, sinking fund or conversion rights. The rights and preferences of holders of Common Stock are subject to the rights of the Preferred Stock and will be subject to the rights of any series of Preferred Stock which the Company may issue in the future. The rights of the Common Stock cannot be altered without an amendment to the Company's Articles of Incorporation that is approved by the shareholders.

PREFERRED STOCK

  The Company, by resolution of the Board of Directors and without any further vote or action by the shareholders, has the authority, subject to certain limitations prescribed by law, to issue from time to time up to an aggregate of 20,000,000 shares of Preferred Stock in one or more classes or series and to determine the designation and the number of shares of any class or series as well as the voting rights, preferences, limitations and special rights, if any, of the shares of any such class or series, including the dividend rights, conversion rights, voting rights, redemption rights, and liquidation preferences. Preferred Stock may be issued in a number of circumstances, including capital raising transactions and in acquisitions. Preferred Stock may also have the effect of delaying, deferring or preventing a change of control of the Company.

  Prior to this Offering, 606,060 shares of Class A Preferred Stock, 1,038,005 shares of Class B Preferred Stock and 1,882,353 shares of Class C Preferred Stock were outstanding. Upon the consummation of this Offering, all outstanding shares of all three classes of Preferred Stock will be converted into an aggregate of 3,526,418 shares of Common Stock. No such shares of Preferred Stock will be available for reissuance.

SHAREHOLDERS' MEETINGS

  The Company is required to hold an annual meeting of shareholders, which meeting is generally held in the month of May on a date selected by the Company's Board of Directors unless another month is selected by the Board. Matters generally put to a shareholders' vote include the election of directors, the approval of certain changes in the capital stock of the Company, the adoption and/or amendment of certain employee benefit plans, the approval of certain amendments to the Articles of Incorporation and Bylaws of the Company, and other extraordinary matters. The presence in person or by proxy of shareholders owning a majority of all votes entitled to be cast at a meeting constitutes a quorum. A plurality of the votes cast is required for the election of directors, which means that those directors receiving the most votes are elected to office although they may not necessarily have received a majority of votes. Most other matters require the affirmative vote of a majority of the votes cast by those shareholders present at the meeting, although certain extraordinary matters require a greater vote.

  All shareholders (including those residing in Belgium) will be sent notice of an annual or special meeting not less than ten days before it is scheduled to be held. In addition, state law and the rules of the U.S. Securities and Exchange Commission require greater advance notice for certain transactions. Shares cannot be voted at a meeting unless the holder of record is present in person or by proxy, a means by which a shareholder may authorize the voting of his or her shares at a meeting. At a meeting, the shares represented by each properly executed proxy card will be voted in accordance with the shareholder's directions, thereby providing an alternative to a shareholder appearing in person at a meeting in order to cast his or her vote. Any shareholder executing a proxy card has the right to revoke it by providing written or oral notice of revocation to the secretary of the company, or by delivering a subsequently executed proxy card, at any time before the proxy is voted.

PENNSYLVANIA ANTI-TAKEOVER LAWS

  The Pennsylvania Business Corporation Law of 1988, as amended (the "BCL"), contains provisions applicable to publicly held Pennsylvania corporations that may be deemed to have an anti-takeover effect. The Company has specifically opted out of all but two of these provisions. The following is a description of these provisions of the BCL that remain applicable to the Company.

  Under Section 1715 ("Section 1715") of the BCL, directors of the corporation are not required to regard the interests of the shareholders as being dominant or controlling in considering the best interests of the corporation. The directors may consider, to the extent they deem appropriate, such factors as the effects of any action upon any group affected by such action (including shareholders, employees, suppliers, customers and creditors of the corporation and upon communities in which offices or other establishments of the corporation are located); the short term and long term interests of the corporation (including benefits that may accrue to the corporation from its long term plans and the possibility that these interests may be best served by the continued independence of the corporation); the resources, intent and conduct of any person seeking to acquire control of the corporation; and all other pertinent factors. The BCL provisions also provide directors with broad discretion with respect to actions that may be taken in response to acquisitions or proposed acquisitions of corporate control.

  Subchapter F ("Subchapter F") of Subchapter 25 of the BCL is designed to regulate certain "business combinations" between Exchange Act companies and "interested shareholders." In general, Subchapter F prohibits the consummation of certain enumerated business combination transactions, such as mergers and stock acquisitions, during a five year moratorium period unless either the stock purchase through which the interested shareholder became an interested shareholder receives the prior approval of a corporation's board of directors or such transaction receives the prior approval of a corporation's board or certain specified classes of shareholders, and in some instances the interested shareholder must comply with certain specified "fair price" valuation and payment requirements. The moratorium period runs from the date on which the interested shareholder becomes an "interested shareholder" (generally, the date the shareholder first acquires beneficial ownership of 20% or more of the corporation's voting shares). After the moratorium period, a corporation can undertake a business combination with the interested shareholder only upon shareholder approval as specified in Subchapter F and, in some cases, upon payment of a specified "fair price" to shareholders.

  Section 1715 and Subchapter F may discourage open market purchases of Common Stock or a non- negotiated tender or exchange offer for the Common Stock and, accordingly, may be considered disadvantageous by a shareholder who would desire to participate in any such transactions. In addition, Section 1715 and Subchapter F may have a depressive effect on the price of the Common Stock.

  Under U.S. securities laws, any person that acquires more than five percent of the outstanding Common Stock must file a report with the U.S. Securities and Exchange Commission disclosing such purchase and, thereafter, file an annual report updating the ownership position until such time as the aggregate shareholding is less than five percent. Failure to observe this disclosure requirement may result in the imposition of penalties. A person that purchases a large percentage of the Company's Common Stock, however, generally is not required to purchase all of the outstanding Common Stock under applicable U.S. and Pennsylvania law. Under Pennsylvania law, the Company may repurchase shares of its Common Stock from shareholders, upon which the shares repurchased are automatically retired.

OPTIONS AND WARRANTS

  As of April 30, 1998, (i) 1,143,494 shares of Common Stock were issuable upon the exercise of options under the Stock Option Plans at a weighted average price of US$3.34, (ii) 106,506 shares of Common Stock were reserved for future grants under the Stock Option Plans, (iii) 300,000 shares of Common Stock were reserved for future issuance under the Employee Stock Purchase Plan, and (iv) 1,013,552 shares of Common Stock were issuable upon the exercise of warrants outstanding at a weighted average exercise price of US$3.49 per share. In addition, at the annual shareholders' meeting scheduled for May 27, 1998, the shareholders of the Company will be asked to approve an amendment to the Company's 1997 Equity Compensation Plan to increase the number of shares issuable under this Plan from 600,000 to 850,000 shares.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar with respect to the Common Stock is StockTrans, Inc., Ardmore, Pennsylvania.

                        SHARES ELIGIBLE FOR FUTURE SALE

  The market price of the Common Stock could be adversely affected by the sale of substantial amounts of the Common Stock in the public market following this Offering. Upon completion of this Offering, the Company will have 10,212,640 shares of Common Stock outstanding, plus 1,143,494 shares of Common Stock subject to options outstanding under the Stock Option Plans as of April 30, 1998 and 1,013,552 shares of Common Stock issuable upon the exercise of warrants outstanding. Of the shares outstanding, the Common Stock sold in this Offering to persons other than affiliates of the Company, will be freely tradeable without restriction or further registration under the Act (unless purchased by an affiliate). The remaining 8,212,640 shares of Common Stock (the "Restricted Shares") were sold by the Company in reliance on exemptions from the registration requirements of the Securities Act and are "restricted securities" as defined in Rule 144 and may not be sold in the absence of registration under the Securities Act unless an exemption is available, including an exemption afforded by Rule 144 under the Securities Act.

  In general, under Rule 144 as currently in effect, if two years have elapsed since the date of acquisition of Restricted Shares from the Company or any affiliate and the acquiror or subsequent holder is not deemed to have been an affiliate of the Company for at least 90 days prior to a proposed transaction, such person would be entitled to sell such shares under Rule 144(k) without regard to the limitations described below. If one year has elapsed since the acquisition of Restricted Shares from the Company or any affiliate, the acquiror or subsequent holder thereof (including persons who may be deemed affiliates of the Company) is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then-outstanding Common Stock or the average weekly trading volume in the Common Stock on EASDAQ during the prior four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain provisions regarding the manner of sale, notice requirements and the availability of current public information about the Company. Upon the expiration of the 180 day lockup period described below, all of the Restricted Shares will be eligible for sale under Rule 144, of which 3,001,974 Restricted Shares will be subject to volume limitations and certain other conditions of Rule 144. In general, all of the shares of Common Stock sold in this Offering will be tradeable on EASDAQ immediately and the Restricted Shares will be tradeable on EASDAQ upon expiration of the lock-up period, subject to the foregoing limitations.

  It is anticipated that a Registration Statement on Form S-8 covering the Common Stock that may be issued pursuant to the options granted under the Stock Option Plans will be filed prior to the expiration of the 180 day lock-up and that shares of Common Stock that are so acquired and offered thereafter pursuant to this Registration Statement generally may be resold in the public market without restriction or limitation, except in the case of affiliates of the Company, who generally may only resell such shares in accordance with the provisions of Rule 144 other than the holding period requirement.

  The Company, and its officers and directors, who collectively own 2,497,162 shares of Common Stock, have agreed with the Underwriters that they will not sell or otherwise dispose of any shares of Common Stock for 180 days following the date of this Prospectus in accordance with EASDAQ regulations. Other shareholders have agreed not to sell their shares for 180 days without the permission of the Underwriters.

REGISTRATION RIGHTS

  The April 1997 Investors and the Class B Investors, who collectively beneficially own 3,237,092 shares of Common Stock, have been granted certain demand and shelf registration rights. Under these registration rights, the April 1997 Investors and the Class B Investors may require, on not more than one occasion, at any time after the earlier of April 11, 1999 or the Company's generation of either US$10 million of net revenues or a net profit in any fiscal year, that the Company file a registration statement covering the public sale of Common Stock; provided, however, that the Company will have the right to delay such a demand registration under certain circumstances for a period not in excess of 90 days. The April 1997 Investors and the Class B Investors will have the right to demand one registration on Form S-3 every six months, provided at least US$500,000 worth of securities are to be sold in the registration. These holders, together with the holders of Class A Stock, who collectively beneficially own 739,351 shares of Common Stock, and the holders of an aggregate of 914,925 shares of Common Stock, also have piggyback registration rights, subject to certain underwriter cut back provisions. Notwithstanding the foregoing, no holder of registration rights can exercise any such registration rights for an intended sale that can be effectuated in compliance with Rule 144(k) under the Securities Act.

                        EASDAQ SETTLEMENT AND CLEARANCE

  Transactions executed on EASDAQ will be settled by delivery against payment through the Swiss-based international settlement agency INTERSETTLE. The following summarizes certain aspects of the operation of the INTERSETTLE and the Depository Trust Company ("DTC") clearing systems. EASDAQ is a comparatively new quotation system. There can be no assurance that an active trading market for the Company's Common Stock will develop on EASDAQ upon completion of this Offering. See "Risk Factors--Absence of Prior Public Market." Persons proposing to trade the Company's Common Stock on EASDAQ should inform themselves about the costs of such trading.

THE CLEARING SYSTEMS

 INTERSETTLE

  INTERSETTLE holds securities for its direct participants, which include banks, securities brokers and dealers, other professional intermediaries and foreign depositories, and facilitates the clearance and settlement of securities transactions between participants through electronic book entry changes in its accounts. Book entry settlement is mandatory for all financial instruments traded on EASDAQ, eliminating the need for physical certificates. Investors must hold a securities account with a financial institution that directly or indirectly has access to INTERSETTLE's clearing and settlement system. INTERSETTLE conducts a real-time gross payment system in connection with its clearance operation, payments being made simultaneously with the book entry transfers between securities accounts.

 DTC

  DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provision of Section 17A of the Exchange Act. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to the DTC book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. DTC agrees with and represents to its participants that it will administer its book-entry system in accordance with its rules and bylaws and requirements of the law.

TRANSFERS BETWEEN INTERSETTLE AND DTC PARTICIPANTS

  Upon the closing of this Offering, all Common Stock will be held through DTC. The Company will deliver to DTC a global certificate registered in the name of Cede & Co., as DTC's nominee. Common Stock held on behalf of INTERSETTLE participants will be recorded in the books of DTC in the name of the nominee company of Brown Brothers Harriman, acting as Custodian for INTERSETTLE.

  Transfers of the Common Stock will be effected in the following manner:

    (i) transfers of Common Stock between INTERSETTLE participants will be effected in accordance with procedures established for this purpose by INTERSETTLE; and

    (ii) transfers of Common Stock between INTERSETTLE participants and DTC participants will be effected by an increase or a reduction of the quantity of Common Stock held in INTERSETTLE's account at Brown Brothers Harriman and a corresponding reduction or increase of the quantity of Common Stock held by the other relevant DTC participant or participants.

  Investors may hold the Company's shares through Intersettle. Intersettle in no way undertakes to and has no other responsibility to monitor or ascertain whether any transaction in the Company's shares or any other securities of the Company comply with any selling, transfer or ownership restrictions.

  The offered Company's shares may be credited to the accounts of investors with financial institutions that have directly or indirectly access to the Intersettle clearing and settlement system.

                           INCOME TAX CONSIDERATIONS

UNITED STATES TAX CONSIDERATIONS

  The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of Common Stock by a person that, for United States federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership or an estate or trust, in each case not subject to U.S. federal income tax on a net income basis in respect of income or gain from Common Stock (a "non-U.S. holder"). This discussion does not consider the specific facts and circumstances that may be relevant to particular non-U.S. holders in light of their personal circumstances and does not address the treatment of non-U.S. holders of Common Stock under the laws of any state, local or foreign taxing jurisdiction. Further, this discussion is based on provisions of the Code, Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change on a possibly retroactive basis. Each prospective non-U.S. holder is urged to consult a tax advisor with respect to the U.S. federal tax consequences of acquiring, holding and disposing of Common Stock, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.

 Dividends

  Dividends paid to a non-U.S. holder of Common Stock will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty (such as that between the U.S. and Belgium), unless the dividends are effectively connected with the conduct of a trade or business within the U.S. (and are attributable to a U.S. permanent establishment of such holder, if an applicable income tax treaty so requires as a condition for the non-U.S. holder to be subject to U.S. income tax on a net income basis in respect to such dividends). Such "effectively connected" dividends are subject to tax at rates applicable to U.S. citizens, resident aliens and domestic U.S. corporations, and are not generally subject to withholding. Any such effectively connected dividends received by a non-U.S. corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

  Under the "Convention Between the United States of America and the Kingdom of Belgium For the Avoidance of Double Taxation and the Preservation of Fiscal Evasion With Respect to Taxes on Income" (the "Belgian Treaty"), a non-U.S. holder that qualifies as a "resident of Belgium" may be entitled to a withholding tax rate on dividends equal to 15%, rather than 30% as discussed above. The term "resident of Belgium" generally means (x) a Belgian corporation and (y) any person (including an individual, a partnership, an estate, a trust, or any body of persons) who is a resident of Belgium for purposes of its tax. In addition, the Belgian Treaty provides that if the non-U.S. holder is a Belgian company that owns at least ten percent of the voting stock of the Company, the withholding tax rate is further reduced to 5%. Furthermore, under the Belgian Treaty, the additional 30% "branch profits tax" described above, may be eliminated for qualified residents of Belgium.

  Under currently effective U.S. Treasury Regulations, dividends paid to an address in a foreign country are presumed to be paid to a resident of that country (unless the payor has knowledge to the contrary) for purposes of the withholding discussed above and, under the current interpretation of U.S. Treasury Regulations, for purposes of determining the applicability of a tax treaty rate. Under recently finalized U.S. Treasury Regulations that will generally be effective for distributions after December 31, 1999 (the "Final Withholding Regulations"), however, a non-U.S. holder of Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification requirements. In addition, under the Final Withholding Regulations, in the case of Common Stock held by a foreign partnership, (x) the certification requirement would generally be applied to the partners of the partnership and (y) the partnership would be required to provide certain information, including a U.S. taxpayer identification number. The final Withholding Regulations also provide look-through rules for tiered partnerships.

  A non-U.S. holder of Common Stock that is eligible for a reduced rate of U.S. withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the U.S. Internal Revenue Service.

 Gain on Disposition of Common Stock

  A non-U.S. holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a disposition of Common Stock except in the following circumstances: (i) where the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the U.S. (and is attributable to a permanent establishment maintained in the U.S. by such non-U.S. holder if an applicable income tax treaty so requires as a condition for such non-U.S. holder to be subject to United States taxation on a net income basis in respect of gain from the sale or other disposition of the Common Stock); (ii) in the case of a non-U.S. holder who is an individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist; (iii) the Company is or has been a "U.S. real property holding corporation" for U.S. federal income tax purposes and, in the event that the Common Stock is considered "regularly traded on an established securities market," the non-U.S. holder held, directly or indirectly at any time during the five-year period ending on the date of disposition, more than 5% of the Common Stock (and is not eligible for any treaty exemption); or (iv) the non-U.S. holder is subject to tax pursuant to certain provisions of the Code applicable to U.S. expatriates. Effectively connected gains realized by a corporate non-U.S. Holder may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

  The Company believes it is not currently, and does not anticipate becoming, a "U.S. real property holding corporation" for U.S. federal income tax purposes.

 Federal Estate Taxes

  Common Stock held by a non-U.S. holder at the time of death will be included in such holder's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

 Information Reporting and Backup Withholding

  Under current law, U.S. information reporting requirements (other than reporting of dividend payments for purposes of the withholding tax noted above) and backup withholding tax generally will not apply to dividends paid to non-U.S. holders that are either subject to the 30% withholding tax discussed above or that are not so subject because an applicable tax treaty (such as the Belgian Treaty) reduces such withholding. Otherwise, backup withholding of U.S. federal income tax at a rate of 31% may apply to dividends paid with respect to Common Stock to non-U.S. holders that are not "exempt recipients" and that fail to provide certain information (including the holder's U.S. taxpayer identification number). Generally, unless the payor of dividends has definite knowledge that the payee is a U.S. person, the payor may treat dividend payments to a payee with a foreign address as exempt from information reporting and backup withholding. However, under the Final Withholding Regulations, dividend payments generally will be subject to information reporting and backup withholding unless applicable certification requirements are satisfied. See the discussion above with respect to the rules applicable to foreign partnerships under the Final Withholding Regulations.

  In general, U.S. information reporting and backup withholding requirements also will not apply to a payment made outside the U.S. of the proceeds of a sale of Common Stock through an office outside the United States of a non-United States broker. However, U.S. information reporting (but not backup withholding) requirements will apply to a payment made outside the U.S. of the proceeds of a sale of Common Stock through an office outside the U.S. of a broker (i) that is a U.S. person, (ii) that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States (iii) that is a "controlled foreign corporation" as to the U.S. or (iv) (effective beginning January 1, 1999) that is a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons (as defined in the Final Withholding Regulations) who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, such foreign partnership is engaged in a U.S. trade or business, unless the broker has documentary evidence in its records that the holder or beneficial owner is a non-U.S. person or the holder or beneficial owner otherwise establishes an exemption. Payment of the proceeds of the sale of Common Stock to or through a United States office of a broker is currently subject to both United States backup withholding and information reporting unless the holder certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption.

  A non-U.S. holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the United States Internal Revenue Service.

BELGIAN TAX CONSIDERATIONS

  The following is a summary of the material Belgian income and stamp tax consequences of the acquisition, ownership and disposition of Common Stock. This summary is required by EASDAQ as a condition to the quotation of the Common Stock. It is based on the tax laws applicable in Belgium in effect at the date of this Prospectus, and is subject to changes in Belgian law, including changes that could have retroactive effect. This discussion is not exhaustive of all possible tax considerations and potential investors are advised to satisfy themselves as to the overall tax consequences, including specifically but not limited to the consequences under

Belgian law of the acquisition, ownership and disposition of Common Stock in their own particular circumstances by consulting their own tax advisors. The summary uses the term, "Belgian Holders," to refer to beneficial owners of Common Stock of the Company whose ownership of such Common Stock is not attributable to a permanent establishment or a fixed base in another country and who are considered residents of Belgium for the purposes of Belgian law.

Taxation of Dividends on Common Stock

 Belgian Withholding Tax

  Dividends distributed on Common Stock are generally subject in Belgium to a withholding tax at the rate of 25%, when paid or attributed through a professional intermediary in Belgium. However, no dividend withholding tax is due if no Belgian professional intermediary is used to pay or attribute the dividend. The Company has no intention to use a Belgian professional intermediary to pay or attribute dividends to non-Belgian Holders.

  No Belgian withholding tax is due on dividends paid on the Common Stock to a company with its fiscal residence in Belgium.

  In a case where dividends are paid outside Belgium without any intervention of a paying agent in Belgium, no dividend withholding tax is, in principle, due. However, where the Belgian Holder is a Belgian resident or entity subject to the tax on legal entities (e.g., a pension fund), the Belgian Holder itself must pay the dividend withholding tax.

 Income Tax for Belgian Resident Individuals

  In the hands of a Belgian Holder who is an individual holding common stock as a private investment, the Belgian dividend withholding tax is a final tax and the dividends need not be reported in the individual's annual income tax return. If no withholding tax has been levied (i.e., in case of payment or attribution outside of Belgium), the individual must report the dividends in his or her tax return. Thus, in the case of the Company, such Belgian Holder will be subject to the above mentioned withholding tax, to be increased with a municipal surcharge (varying, as a rule, from 6% to 9%).

  In the hands of an individual Belgian Holder whose holding of Common Stock is effectively connected with a business, the dividends are taxable at the ordinary rates for business income (i.e., varying from 25% to 55%, to be increased by a crisis contribution of 3% of the tax due and the appropriate municipal surcharge). Any Belgian withholding tax is creditable against the final income tax due by the Belgian Holder, provided that the Belgian Holder has the full legal ownership of the Common Stock at the time of payment or attribution of any dividends, and provided further that the dividend distribution does not entail a reduction in value of or a capital loss on the Common Stock.

 Income Tax for Belgian Resident Companies

  Dividends received by Belgian Holders which are resident companies are, in principle, subject to corporate income tax at the rate of 40.17% (i.e., the standard rate of 39% increased by the crisis contribution of 3% of the corporate income tax due). Lower rates may be applicable to Belgian resident companies which, among other conditions, are not 50 percent or more owned by another company and which derive taxable income below certain thresholds fixed by law.

  However, provided that the dividends benefit from the so-called "dividend-received deduction," only 5% of the dividends received will be taxable. In order to benefit from this deduction, the Company must not fall within one of the categories for which the distributed dividends are expressly excluded from the "dividend-received deduction" (e.g., dividends which are distributed by tax-haven countries or are paid out of income has benefitted from a special tax regime), and the beneficiary should hold, at the time of payment of the dividends, a participation of at least 5% in the Company or a participation which has an acquisition value of at least BEF 50 million.

  The Company believes that, being incorporated in the Commonwealth of Pennsylvania, U.S., any dividends which it may distribute from time to time to Belgian Holders which are Belgian resident companies should qualify for the dividend-received deduction in Belgium.

 Income Tax for Belgian Resident Entities Subject to the Belgian Tax on Juridical Entities (Pension Funds, etc.)

  The Belgian dividend withholding tax is a final tax.

Capital Gains Taxation

  Individual Belgian Holders holding the Common Stock as a private investment and entities subject to Belgian tax on legal entities are not subject to Belgian capital gains tax on the disposal of the Common Stock.

  Individual Belgian Holders may, however, be subject to a 33% tax (to be increased by the 3% crisis contribution and the appropriate municipal surcharge) if the capital gain is deemed to be "speculative" in nature, as defined by Belgian case law.

  Individual Belgian Holders whose holding of Common Stock may be considered as effectively connected with a business will be taxable at ordinary (progressive) rates on any capital gains realized upon a disposal of Common Stock if they have held it for five years or less, but will be taxed at 16.5% (to be increased by the 3% crisis contribution and the appropriate municipal surcharge) on such gains if they have held the Common Stock for more than five years before disposing of same.

  Belgian resident companies are not subject to capital gains taxation, provided that the dividends received on the shares which such companies have disposed of would qualify for the "dividend-received deduction" (except for the minimum holding requirement). As noted above, it is the Company's view that any dividends it may distribute might qualify.

Indirect Taxes

 Stamp Tax on Securities Transactions

  In principle, a stamp tax is levied upon the subscription of new Common Stock and the purchase and sale in Belgium of Common Stock, if effected by means of a professional intermediary. The rate applicable to subscriptions of new Common Stock is 0.35%, but there is a limit of 10,000 Belgian Francs per transaction. The rate applicable for secondary sales and purchases in Belgium of Common Stock through a professional intermediary is 0.17%, but there is a limit of 10,000 Belgian Francs per transaction.

  An exemption is available to professional intermediaries (e.g., credit institutions), insurance companies, pension funds, and collective investment vehicles which are acting for their own account. A non-resident holder of Common Stock who is acting for his or her own account will also be entitled to an exemption from this stamp tax, provided that he or she delivers to the issuer or the professional intermediary in Belgium, as the case may be, an affidavit confirming his or her non-resident status vis-a-vis Belgium.

                           OFFERING AND SUBSCRIPTION

TOTAL NUMBER OF SHARES OFFERED

  A total of 1,500,000 shares of Common Stock are intended to be sold by the Company to the Underwriters and 500,000 shares are intended to be sold by the Selling Shareholders to the Underwriters. All such shares are being offered by the Underwriters through (i) a retail public offering in Belgium (the "Belgian Public Offering") and (ii) placements to institutional investors inside and outside Belgium, including in the U.S. to a limited number of qualified institutional buyers (the "International Offering") (the Belgian Public Offering and the International Offering are being collectively referred to as the "Offering"). The Company is expected to grant the Underwriters an option to acquire up to an aggregate of an additional 300,000 shares to cover over-allotments, if any. See "Underwriting".

INDICATIVE OFFERING PRICE RANGE

  The indicative offering price range ("Indicative Offering Price Range") for the shares of between US$9.00 and US$11.00 for purposes of bookbuilding has been determined by negotiation among the Company, the Selling Shareholders and the Underwriters, represented by Quartz Capital Partners Limited ("Quartz Capital"), acting as Lead Manager of the underwriting syndicate. If, during the subscription period, this Indicative Offering Price Range is changed by the Underwriters, in consultation with the Company, it will be published in the Belgian financial press at the latest on the date following such change, and will at the same date be confirmed by the Company to the Underwriters for communication to their clients. The last date for publication of such a change is expected to be June 18, 1998.

  The final offering price for the shares will be negotiated among the Company, the Selling Shareholders and the Underwriters. Among the facts to be considered in determining the final offering price of the shares, in addition to prevailing market conditions, will be the Company's historical performance, estimates of the business potential and future prospects of the Company, an assessment of Company management, and the consideration of those factors in relation to similar businesses. The final offering price will be fixed in U.S. dollars on the earlier of the second business day following the closing of the subscription period or July 15, 1998. In view of the Belgian Public Offering, the final offering price will be published in the Belgian financial press at the latest on the date following fixing of the final offering price and the allocation of the shares offered hereby will be so published no later than three days after the closing of the subscription period. The final offering price will be a single price applicable to all investors. In addition, Belgian subscribers are also subject to the stamp tax on securities transactions. See "Income Tax Considerations--Indirect Taxes."

BOOKBUILDING

  During the first part of the International Offering and prior to the Belgian Public Offering, a bookbuilding will be conducted to determine institutional interest and composition in the Offering. Institutional investors are invited to submit to the Underwriters the amount of stock that they would be interested in purchasing. Subsequent to order accumulation in the Belgian Public Offering and following bookbuilding, the offering price will be determined on the basis of a number of factors including the level of demand shown by institutional investors and general market conditions.

SUBSCRIPTION PERIODS

  The International Offering is open to institutional investors within and outside of Belgium. It is expected to commence on June 3, 1998 and continue after the closing of the bookbuilding period and is expected to close at 4 p.m. Brussels time on June 22, 1998 unless it is curtailed. The International Offering will cover 75% of the shares, subject to the right of the Underwriters to change percentages as described below.

  The subscription period for the Belgian Public Offering is expected to commence on June 18, 1998. The Belgian Public Offering is expected to close at 4 p.m. Brussels time on June 22, 1998. The Belgian Public Offering covers 25% of the shares, subject to the right of the Underwriters to change the percentages as described below. The proportion of the percentage of the shares offered through the Belgian Public Offering and the International Offering can be modified by agreement between the Underwriters and the Company depending upon subscriptions in each tranche.

  The subscription period for both tranches can, by agreement between the Underwriters and the Company, be curtailed as soon as the total amount of shares offered in the Offering has been reached or exceeded, in which case the early closing date will be published in the Belgian financial press. The subscription period may also be extended by agreement. No subscriptions will be accepted after closing of the subscription period.

SUBSCRIPTION PROCEDURES

  In Belgium, copies of this Prospectus, with a form of subscription to the shares attached, may be obtained from the principal offices of Artesia Bank N.V. and Banque Bruxelles Lambert. Investors are requested to fill out the subscription form attached to the Prospectus, indicating the number of shares which they wish to purchase. The forms must be signed and delivered to Artesia Bank N.V., WTC-Toren I, Emile Jacqmainlaan 162-B2, B-1000, Brussels, Belgium or Bank Brussels Lambert, Avenue Marnix 24, B-1000, Brussels, Belgium.

  In the event of oversubscription of the Belgian Public Offering, the subscriptions shall lead to apportionment. Quartz Capital, acting as Lead Manager, will submit to the Company a proposal for the apportionment of shares, taking into account the quality of the investors with a view to insuring a balanced secondary market. If either or both of the tranches are oversubscribed, then the percentage of the shares received for that tranche may be increased or decreased as set forth above, provided that shares allocated to the Belgian Public Offering will not be reduced in the event that the Belgian Public Offering is oversubscribed. Priority may be given to retail investors having subscribed with Artesia Bank N.V. and Bank Brussels Lambert. Shares must be paid in full by the investors to the Underwriters in United States Dollars.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Underwriters of the Offering of the Common Stock through the Lead Manager, Quartz Capital, are expected to severally agree to purchase from the Company and Selling Shareholders the following respective number of shares of Common
Stock:

                                                                       NUMBER OF
   UNDERWRITERS                                                         SHARES
   ------------                                                        ---------
   Quartz Capital Partners Limited.................................... 1,400,000
   Artesia Bank N.V...................................................   300,000
   Banque Bruxelles Lambert...........................................   300,000
                                                                       ---------
     Total............................................................ 2,000,000
                                                                       =========

  The Underwriting Agreement ("Underwriting Agreement") provides that the obligations of the Underwriters are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company, its counsel and independent auditors. The nature of the Underwriters' obligation is such that they are committed to purchase all shares of Common Stock offered hereby if any of such shares are purchased.

  The Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain dealers at such price
less a concession not in excess of $   per share. The Underwriters may allow,
and such dealers may reallow, a concession not in excess of $   per share to
certain brokers and dealers. After the public offering of the shares, the offering price and other selling terms may be changed by the Managers.

  Subject to the conditions of the Underwriting Agreement expected to be signed on June 24, 1998, the Underwriter's risk is limited to the payment risk for a period commencing June 24, 1998, the expected date of signing the Underwriting Agreement, until June 30, 1998, the expected value date for payment by investors.

  The lead manager, Quartz Capital, is an investment banking firm based in London. While it has been in existence for less than three years, the principal officers have a total combined experience of over 50 years in the securities industry. Quartz Capital has in the past acted as placement agent for the Company in connection with placements of securities. Dr. Peeters, a director of the Company, is both the founder and a managing Director of Capricorn and the Chairman of the Board of Quartz Capital. See "Certain Relationships and Related Transactions."

  Purchasers of the shares offered pursuant to the Offering may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page hereof.

  Under the Underwriting Agreement, the Company has granted to the Underwriters an option, exercisable no later than 30 days after the date of this Prospectus, to purchase up to an aggregate of 300,000 additional shares of Common Stock to cover over-allotments, if any. To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the above tables bear to the total number of shares of Common Stock offered hereby. The Company will be obligated, pursuant to the option, to sell shares to the Underwriters to the extent the option is exercised. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of shares of Common Stock offered hereby.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof.

  The Company's executive officers and directors have signed a lock-up agreement that they will not offer, sell, or otherwise dispose of any shares of Common Stock or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock owned by them during the 180 days following the date of this Prospectus in accordance with EASDAQ regulations. Other shareholders have agreed not to sell their shares for 180 days without the permission of the Underwriters. The Company has agreed that it will not, without the prior written consent of Quartz Capital, offer, sell or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock during the 180-day period following the date of this Prospectus, except that the Company may (i) grant additional warrants under its employee benefit plans, (ii) issue Common Stock (or securities convertible into Common Stock) in connection with a merger, consolidation, acquisition or sale of assets, or formation of a joint venture (in each case, the primary purpose of which is not to raise equity capital), or (iii) issue Common Stock (or securities convertible into Common Stock) as consideration for the acquisition of a business, product or license by the Company.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania, and Brussels, Belgium. Certain legal matters in connection with this Offering are being passed upon for the Underwriters by Brown, Rudnick, Freed & Gesmer, Boston, Massachusetts.

                                ORTHOVITA, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                          PAGE
                                                                          ----
Report of Independent Public Accountants................................. F-2
Balance Sheets........................................................... F-3
Statements of Operations................................................. F-4
Statements of Redeemable Convertible Preferred Stock and Shareholders'
 Deficit................................................................. F-5
Statements of Cash Flows................................................. F-6
Notes to Financial Statements............................................ F-7

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Orthovita, Inc.:

  We have audited the accompanying balance sheets of Orthovita, Inc. (a Pennsylvania corporation) as of December 31, 1995, 1996 and 1997, and the related statements of operations, redeemable convertible preferred stock and shareholders' deficit and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Orthovita, Inc. as of December 31, 1995, 1996 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

  The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                          /s/ Arthur Andersen LLP

Philadelphia, Pa.,
January 27, 1998

                                ORTHOVITA, INC.

                                 BALANCE SHEETS

                                        DECEMBER 31,                                 PRO FORMA
                           -----------------------------------------   MARCH 31,     MARCH 31,
                               1995          1996           1997          1998          1998
          ASSETS           ---------------------------  ------------  ------------  ------------
                                                                             (UNAUDITED)
CURRENT ASSETS:
 Cash and cash
  equivalents............  $    762,678  $     253,465  $  2,257,902  $    753,466  $    753,466
 Restricted cash.........           --             --        200,000       200,000       200,000
 Trade accounts
  receivable net of
  allowance of $12,500,
  $46,424, $100,078,
  $114,267 and $114,767..       109,549        257,099       469,363       421,086       421,086
 Inventories.............       177,550        332,787       248,707       223,864       223,864
 Other current assets....        44,098         62,609       101,794       127,169       127,169
                           ------------  -------------  ------------  ------------  ------------
  Total current assets...     1,093,875        905,960     3,277,766     1,725,585     1,725,585
PROPERTY AND EQUIPMENT,
 net.....................       372,126        591,169     1,584,244     1,681,557     1,681,557
OTHER ASSETS.............        42,287         49,008           --            --            --
                           ------------  -------------  ------------  ------------  ------------
                           $  1,508,288  $   1,546,137  $  4,862,010  $  3,407,142  $  3,407,142
                           ============  =============  ============  ============  ============
     LIABILITIES AND
  SHAREHOLDERS' DEFICIT
CURRENT LIABILITIES:
 Short-term bank
  borrowings.............  $    650,000  $     660,000  $    692,000  $    692,000  $    692,000
 Current portion of long-
  term debt..............         4,033         55,873       690,985       739,248       739,248
 Subordinated promissory
  note...................           --         351,125           --            --            --
 Accounts payable........       834,664        924,948       668,446       803,059       803,059
 Accrued patent defense
  costs..................           --         750,000     1,003,236       635,003       635,003
 Accrued compensation and
  related expenses.......       267,953        447,954       412,926       516,003       516,003
 Other accrued expenses..       251,957        856,383       891,032       960,388       960,388
                           ------------  -------------  ------------  ------------  ------------
  Total current
   liabilities...........     2,008,607      4,046,283     4,358,625     4,345,701     4,345,701
                           ------------  -------------  ------------  ------------  ------------
LONG-TERM DEBT...........     1,645,374      1,588,539       832,991       873,935       873,935
                           ------------  -------------  ------------  ------------  ------------
REDEEMABLE CLASS C
 CONVERTIBLE PREFERRED
 STOCK, 1,882,353 shares
 issued and outstanding
 in 1997 and 1998
 (actual) no shares
 issued and outstanding
 (pro forma) (Note 11)
 (liquidation value of
 $8,627,862 at March 31,
 1998)...................           --             --      7,383,090     7,584,285           --
                           ------------  -------------  ------------  ------------  ------------
COMMITMENTS AND CONTINGENCIES (Notes 13
 and 14)
SHAREHOLDERS' DEFICIT:
 Class A Convertible
  Preferred Stock, $.01
  par value, 606,060
  shares issued and
  outstanding (actual) no
  shares issued and
  outstanding (pro
  forma).................         6,061          6,061         6,061         6,061           --
 Class B Convertible
  Preferred Stock, $.01
  par value, 452,069,
  452,069, 1,038,005 and
  1,038,005 shares issued
  and outstanding
  (actual) no shares
  issued and outstanding
  (pro forma)............         4,521          4,521        10,380        10,380           --
 Common Stock, $.01 par
  value, 15,000,000
  shares authorized,
  3,539,600, 4,610,800,
  5,186,222 and 5,186,222
  shares issued and
  outstanding (actual)
  8,712,640 shares issued
  and outstanding (pro
  forma) ................        35,394         46,108        51,862        51,862        87,176
 Additional paid-in
  capital................     4,243,106      8,679,209    13,138,103    13,138,103    20,703,565
 Accumulated deficit.....    (6,352,772)   (12,792,725)  (20,885,159)  (22,599,616)  (22,599,616)
 Cumulative translation
  adjustment.............       (82,003)       (31,859)      (33,943)       (3,569)       (3,569)
                           ------------  -------------  ------------  ------------  ------------
  Total shareholders'
   deficit...............    (2,145,693)    (4,088,685)   (7,712,696)   (9,396,779) $ (1,812,494)
                           ------------  -------------  ------------  ------------  ------------
                           $  1,508,288  $   1,546,137  $  4,862,010  $  3,407,142  $  3,407,142
                           ============  =============  ============  ============  ============


        The accompanying notes are an integral part of these statements.

                                ORTHOVITA, INC.

                            STATEMENTS OF OPERATIONS

                                                                   THREE MONTHS ENDED
                                YEAR ENDED DECEMBER 31,                 MARCH 31,
                          -------------------------------------  ------------------------
                             1995         1996         1997         1997         1998
                          -----------  -----------  -----------  -----------  -----------
                                                                       (UNAUDITED)
NET REVENUES............  $   577,753  $ 1,860,326  $ 3,311,540  $   740,704  $   824,902
COST OF SALES...........      695,998      887,236    1,096,848      285,177      213,505
                          -----------  -----------  -----------  -----------  -----------
  Gross profit (loss)...     (118,245)     973,090    2,214,692      455,527      611,397
                          -----------  -----------  -----------  -----------  -----------
OPERATING EXPENSES:
General and
 administrative.........      940,090    2,069,289    3,762,906      986,576      590,305
Selling and marketing...    1,659,260    3,914,485    4,249,533    1,001,824      939,219
Research and
 development............      467,049    1,178,330    1,986,506      360,427      504,254
                          -----------  -----------  -----------  -----------  -----------
  Total operating
   expenses.............    3,066,399    7,162,104    9,998,945    2,348,827    2,033,778
                          -----------  -----------  -----------  -----------  -----------
  Operating loss........   (3,184,644)  (6,189,014)  (7,784,253)  (1,893,300)  (1,422,381)
INTEREST EXPENSE........     (163,495)    (273,036)    (148,156)     (65,807)     (65,751)
INTEREST INCOME.........       12,089       22,097      181,617        1,288       20,081
CURRENCY TRANSLATION
 LOSS...................          --           --      (202,527)    (165,914)     (45,211)
                          -----------  -----------  -----------  -----------  -----------
  Loss before
   extraordinary item...   (3,336,050)  (6,439,953)  (7,953,319)  (2,123,733)  (1,513,262)
EXTRAORDINARY ITEM--GAIN
 ON EARLY EXTINGUISHMENT
 OF DEBT................          --           --       397,402      397,402          --
                          -----------  -----------  -----------  -----------  -----------
NET LOSS................   (3,336,050)  (6,439,953)  (7,555,917)  (1,726,331)  (1,513,262)
ACCRETION OF REDEMPTION
 PREMIUM ON PREFERRED
 STOCK..................          --           --      (536,517)         --      (201,195)
                          -----------  -----------  -----------  -----------  -----------
NET LOSS APPLICABLE TO
 COMMON STOCKHOLDERS....  $(3,336,050) $(6,439,953) $(8,092,434) $(1,726,331) $(1,714,457)
                          ===========  ===========  ===========  ===========  ===========
NET LOSS PER COMMON
 SHARE
  Before extraordinary
   item.................  $     (1.04) $     (1.60) $     (1.68) $     (0.44) $     (0.33)
  Extraordinary item....          --           --          0.08         0.08          --
                          -----------  -----------  -----------  -----------  -----------
NET LOSS PER COMMON
 SHARE..................  $     (1.04) $     (1.60) $     (1.60) $     (0.36) $     (0.33)
                          ===========  ===========  ===========  ===========  ===========
WEIGHTED AVERAGE NUMBER
 OF COMMON SHARES
 OUTSTANDING............    3,215,000    4,036,150    5,050,397    4,792,459    5,186,222
                          ===========  ===========  ===========  ===========  ===========



        The accompanying notes are an integral part of these statements.

                                ORTHOVITA, INC.

 STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND SHAREHOLDERS' DEFICIT

                                                                  SHAREHOLDERS' DEFICIT
                         REDEEMABLE  ---------------------------------------------------------------------------------
                           CLASS C     CLASS A     CLASS B
                         CONVERTIBLE CONVERTIBLE CONVERTIBLE         ADDITIONAL                CUMULATIVE
                          PREFERRED   PREFERRED   PREFERRED  COMMON    PAID-IN   ACCUMULATED   TRANSLATION
                            STOCK       STOCK       STOCK     STOCK    CAPITAL     DEFICIT     ADJUSTMENT     TOTAL
                         ----------- ----------- ----------- ------- ----------- ------------  ----------- -----------
BALANCE, DECEMBER 31,
 1994................... $      --     $6,061      $ 3,382   $31,600 $ 2,391,025 $ (3,016,722)  $(37,725)  $  (622,379)
 Sale of 113,884 shares
  of Class B Convertible
  Preferred Stock, net
  of offering costs of
  $3,249................                  --         1,139       --      308,793          --         --        309,932
 Sale of 364,400 shares
  of Common Stock and
  72,880 Class A Common
  Stock purchase
  warrants, net of
  offering costs of
  $28,826...............        --        --           --      3,644   1,516,230          --         --      1,519,874
 Issuance of Common
  Stock and Common Stock
  options for consulting
  services..............        --        --           --        150      27,058          --         --         27,208
 Currency translation
  adjustment............        --        --           --        --          --           --     (44,278)      (44,278)
 Net loss...............        --        --           --        --          --    (3,336,050)       --     (3,336,050)
                         ----------    ------      -------   ------- ----------- ------------   --------   -----------
BALANCE, DECEMBER 31,
 1995...................        --      6,061        4,521    35,394   4,243,106   (6,352,772)   (82,003)   (2,145,693)
 Sale of 243,075 shares
  of Common Stock and
  48,615 Class A Common
  Stock purchase
  warrants, net of
  offering costs of
  $22,714...............        --        --           --      2,431   1,007,924          --         --      1,010,355
 Sale of 828,357 shares
  of Common Stock, net
  of offering costs of
  $126,555..............        --        --           --      8,283   3,419,895          --         --      3,428,178
 Currency translation
  adjustment............        --        --           --        --          --           --      50,144        50,144
 Net loss...............        --        --           --        --          --    (6,439,953)       --     (6,439,953)
                         ----------    ------      -------   ------- ----------- ------------   --------   -----------
BALANCE, DECEMBER 31,
 1996...................        --      6,061        4,521    46,108   8,679,209  (12,792,725)   (31,859)   (4,088,685)
 Sale of 533,685 shares
  of Common Stock, net
  of offering costs of
  $12,467...............        --        --           --      5,337   2,250,357          --         --      2,255,694
 Issuance of 585,936
  shares of Class B
  Convertible Preferred
  Stock.................        --        --         5,859       --    1,019,531          --         --      1,025,390
 Sale of 1,882,353
  shares of Class C
  Convertible Preferred
  Stock and Common Stock
  warrants, net of
  offering costs of
  $1,153,427............  6,846,573       --           --        --      762,631          --         --        762,631
 Issuance of Common
  Stock and Common Stock
  options for services..        --        --           --        417     426,375          --         --        426,792
 Currency translation
  adjustment............        --        --           --        --          --           --      (2,084)       (2,084)
 Accretion of redemption
  premium on Preferred
  Stock.................    536,517       --           --        --          --      (536,517)       --       (536,517)
 Net loss...............        --        --           --        --          --    (7,555,917)       --     (7,555,917)
                         ----------    ------      -------   ------- ----------- ------------   --------   -----------
BALANCE, DECEMBER 31,
 1997...................  7,383,090     6,061       10,380    51,862  13,138,103  (20,885,159)   (33,943)   (7,712,696)
 Currency translation
  adjustment
  (unaudited)...........        --        --           --        --          --           --      30,374        30,374
 Accretion of redemption
  premium on Preferred
  Stock (unaudited).....    201,195       --           --        --          --      (201,195)       --       (201,195)
 Net loss (unaudited)...        --        --           --        --          --    (1,513,262)       --     (1,513,262)
                         ----------    ------      -------   ------- ----------- ------------   --------   -----------
BALANCE, MARCH 31, 1998
 (unaudited)............ $7,584,285    $6,061      $10,380   $51,862 $13,138,103 $(22,599,616)  $ (3,569)  $(9,396,779)
                         ==========    ======      =======   ======= =========== ============   ========   ===========
PRO FORMA BALANCE MARCH
 31, 1998 AFTER
 CONVERSION OF PREFERRED
 STOCK INTO COMMON STOCK
 (Note 11) (unaudited).. $      --     $  --       $   --    $87,126 $20,703,565 $(22,599,616)  $ (3,569)  $(1,812,494)
                         ==========    ======      =======   ======= =========== ============   ========   ===========

        The accompanying notes are an integral part of these statements.

                                ORTHOVITA, INC.

                            STATEMENTS OF CASH FLOWS

                                                                  THREE MONTHS ENDED
                               YEAR ENDED DECEMBER 31,                 MARCH 31,
                         -------------------------------------  ------------------------
                            1995         1996         1997         1997         1998
                         -----------  -----------  -----------  -----------  -----------
                                                                      (UNAUDITED)
OPERATING ACTIVITIES:
 Net loss..............  $(3,336,050) $(6,439,953) $(7,555,917) $(1,726,331) $(1,513,262)
 Adjustments to
  reconcile net loss to
  net cash used in
  operating
  activities--
  Extraordinary gain...          --           --      (397,402)    (397,402)         --
  Depreciation and am-
   ortization..........       75,304      115,362      217,432       30,088       98,189
  Imputed interest.....       49,225       46,642       42,569        4,551        1,013
  Services provided
   for Common Stock
   and Common Stock
   options.............       27,208          --       426,792      107,000          --
   (Increase) decrease
    in--
    Restricted cash....          --           --      (200,000)         --           --
    Accounts receiv-
     able..............     (105,450)    (150,434)    (212,264)    (152,029)      48,277
    Inventories........     (127,022)    (167,115)      84,080      (20,432)      24,843
    Other current as-
     sets..............        8,976      (21,052)     (39,185)     (17,937)     (25,375)
    Other assets.......      (40,617)     (14,418)      49,008          (47)         --
   Increase (decrease)
    in--
    Accounts payable...      299,485      108,810     (256,502)     167,882      134,613
    Accrued patent de-
     fense costs.......          --       750,000      253,236      379,543     (368,233)
    Accrued
     compensation and
     related expenses..      167,956      193,971      (35,028)      59,461      103,077
    Other accrued ex-
     penses............      114,158      609,575       34,649      178,160       69,356
                         -----------  -----------  -----------  -----------  -----------
     Net cash used in
      operating
      activities.......   (2,866,827)  (4,968,612)  (7,588,532)  (1,387,493)  (1,427,502)
                         -----------  -----------  -----------  -----------  -----------
INVESTING ACTIVITIES:
 Purchase of property
  and equipment........     (147,143)    (345,877)    (413,939)    (263,727)     (73,189)
                         -----------  -----------  -----------  -----------  -----------
FINANCING ACTIVITIES:
 Proceeds from short-
  term bank
  borrowings...........      400,000       10,000       32,000       90,000          --
 Proceeds (repayments)
  of long-term debt....      785,755      364,310      463,219     (102,341)     (34,119)
 Repayments of
  subordinated debt....          --           --      (351,125)         --           --
 Proceeds from sale of
  Class B Convertible
  Preferred Stock......      309,932          --           --           --           --
 Proceeds from sale of
  Class C Convertible
  Preferred Stock......          --           --     7,609,204          --           --
 Proceeds from sale of
  Common Stock and
  warrants.............    1,519,874    4,446,817    2,255,694    1,438,076          --
                         -----------  -----------  -----------  -----------  -----------
     Net cash provided
      by (used in)
      financing
      activities.......    3,015,561    4,821,127   10,008,992    1,425,735      (34,119)
                         -----------  -----------  -----------  -----------  -----------
EFFECT OF EXCHANGE RATE
 CHANGES ON CASH AND
 CASH EQUIVALENTS......       32,207      (15,851)      (2,084)     164,206       30,374
                         -----------  -----------  -----------  -----------  -----------
NET INCREASE (DECREASE)
 IN CASH AND CASH
 EQUIVALENTS...........       33,798     (509,213)   2,004,437      (61,279)  (1,504,436)
CASH AND CASH
 EQUIVALENTS, BEGINNING
 OF PERIOD.............      728,880      762,678      253,465      253,465    2,257,902
                         -----------  -----------  -----------  -----------  -----------
CASH AND CASH
 EQUIVALENTS, END OF
 PERIOD................  $   762,678  $   253,465  $ 2,257,902  $   192,186  $   753,466
                         ===========  ===========  ===========  ===========  ===========


        The accompanying notes are an integral part of these statements.

                                ORTHOVITA, INC.

                         NOTES TO FINANCIAL STATEMENTS

                 (INFORMATION AS OF MARCH 31, 1998 AND FOR THE
           THREE MONTHS ENDED MARCH 31, 1997 AND 1998 IS UNAUDITED)

1. BACKGROUND:

  Orthovita, Inc. (the "Company") was incorporated in Pennsylvania in June 1992 and began operations in November 1993. The Company is engaged in the development and commercialization of proprietary bioactive bone substitutes.

  The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred substantial operating losses since its inception and, at March 31, 1998, had an accumulated deficit of approximately $22.6 million and a working capital deficit of approximately $2.6 million. For the year ended December 31, 1997 and the three months ended March 31, 1998, the Company's net loss was $7.6 million, and $1.5 million, respectively. Such losses have resulted from expenses associated with the development, patenting and patent defense of the Company's technologies, preclinical and clinical studies, preparation of submissions to the Food and Drug Administration and foreign regulatory bodies, and the development of sales, marketing and manufacturing capabilities. There can be no assurance that the Company will be able to generate sufficient revenues to achieve or sustain profitability in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Prospectus.

  Based on the variable nature of a significant portion of the Company's expenditures and the cash balance at March 31, 1998, management believes that additional funds will be needed to continue the Company's business through December 31, 1998. Management believes that the required funding will be available through public and private offerings of equity and debt and other strategic arrangements and that the net proceeds from the initial public offering, together with its current cash and cash equivalents, will be sufficient to meet its anticipated cash needs for working capital and capital expenditures for at least the period through December 31, 1998.

  On April 28, 1998, the Company entered into a global strategic alliance for the marketing and distribution of BIOGRAN for the dental implant surgery market with Implant Innovations Inc. ("3i"), a leading dental implant company. 3i has committed to purchase a minimum of $2.4 million of BIOGRAN during the remainder of 1998 and in each of the subsequent four years.

  The Company's future results of operations involve a number of risks and uncertainties. Factors that could affect the Company's future operating results and cause actual results to vary materially from expectations include, but are not limited to, the uncertainty related to regulatory approvals, uncertainty of market acceptance, limited clinical trials, uncertainty related to third-party reimbursement, dependence on patents, trade secrets and proprietary rights, limited manufacturing experience, dependence on suppliers, competition, uncertainty of technological change, dependence on key personnel and advisors, and product liability and the availability of adequate insurance.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  The financial statements of the Company have been prepared using United States generally accepted accounting principles.

 Interim Financial Statements

  The financial statements as of March 31, 1998, and for the three-month periods ended March 31, 1997 and 1998 are unaudited and, in the opinion of management, include all adjustments (consisting only of normal and recurring adjustments) necessary for a fair presentation of results for these interim periods. The results of operations for the three months ended March 31, 1998 are not necessarily indicative of the results to be expected for the entire year.

 Net Loss Per Common Share

  The Company has presented net loss per common share for 1995, 1996, 1997 and for the three months ended March 31, 1997 and 1998 pursuant to Statement of Financial Accounting Standards (SFAS) No. 128 "Earnings per Share".

  Basic loss per share was computed by dividing net loss applicable to common shareholders by the weighted average number of shares of Common Stock outstanding during 1995, 1996, 1997 and for the three months ended March 31, 1997 and 1998. Diluted loss per share has not been presented since the impact on loss per share is anti-dilutive due to the Company's losses. Diluted loss per share is computed using the treasury stock method which assumes that the Company would use any proceeds it would receive from the exercise of options and warrants to repurchase shares at fair market value.

                                ORTHOVITA, INC.

 Belgian Branch

  The accompanying financial statements include the accounts of Orthovita, Inc. and its Belgian branch operations. The Belgian branch was established as a manufacturing facility for the Company's products; however, in September 1997, the Company transferred manufacturing from Belgium to the United States. The Company will continue to conduct sales activities from its Belgian branch. All material intercompany balances and transactions have been eliminated.

 Cash and Cash Equivalents

  The Company invests its excess cash in highly liquid short-term investments. For the purposes of the statements of cash flows, the Company considers all highly liquid investment instruments purchased with an original maturity of three months or less to be cash equivalents.

 Restricted Cash

  Restricted cash represents funds maintained in a bank escrow account as collateral for the Company's bank term loan and line of credit (See notes 7 and 8).

 Inventories

  Inventories are stated at the lower of cost or market and are utilized on a first-in, first-out basis.

 Property, Equipment and Depreciation

  Property and equipment, including that held under capitalized lease obligations, are recorded at cost. Depreciation is calculated on a straight-line basis over the estimated useful lives of assets, primarily three to five years. Expenditures for major renewals and improvements to property and equipment are capitalized and expenditures for maintenance and repairs are charged to operations as incurred.

 Revenue Recognition

  Revenue from product sales is recognized at the time of shipment. Revenues are presented net of sales discounts and returns. The Company records the estimated cost that may be incurred for product returns in the period the related revenue is recognized. The difference between the amount recorded and the amount of actual returns to date is recorded in accrued expenses.

 International Sales

  The Company derived 56%, 39%, 25%, 31% and 18% of revenues in 1995, 1996, 1997 and the three months ended March 31, 1997 and 1998, respectively, from customers outside the United States.

 Research and Development Costs

  Research and development costs are charged to expense as incurred.

 Foreign Currency Translation

  The functional currency for the Company's Belgian branch is the Belgian franc. Accordingly, all assets and liabilities related to this operation are translated at the current exchange rates at the end of each period. The resulting translation adjustments are accumulated in a separate component of Stockholders' deficit. Revenues and expenses are translated at average exchange rates in effect during the period. Foreign currency transaction gains and losses are included in results of operations.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Supplemental Cash Flow Information

  In 1995, the Company issued options for the purchase of 10,512 shares of Common Stock at prices ranging from $1 to $2.75 per share and issued 15,000 shares of Common Stock valued at $1 per share to certain vendors

                                ORTHOVITA, INC.

in payment of consulting services valued at $27,208. In 1997, the Company issued options for the purchase of 30,000 shares of Common Stock at $4.25 per share to certain vendors in payment of consulting services valued at $38,546. Also during 1997, the Company issued shares of Common Stock valued at $177,246 to the University of Pennsylvania (see Note 6).

  In 1995, 1996, 1997 and for the three months ended March 31, 1998, the Company incurred capital lease obligations of $12,100, $20,051, $797,068, and $122,313, respectively. No capital lease obligations were incurred in the three months ended March 31, 1997. In 1995, 1996, 1997 and for the three months ended March 31, 1997, and 1998, cash paid for interest was $43,104, $63,018, $148,156, $65,807and $65,751, respectively.

 Comprehensive Income

  In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" ("SFAS 130"). This statement requires companies to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS 130 is effective for financial statements issued for fiscal years beginning after December 15, 1997.

  For the quarter year ended December 31, 1997 and the three months ended March 31, 1997 and 1998, the Company engaged in numerous transactions involving foreign currency which resulted in unrealized gains and losses. Total comprehensive loss for the year ended December 31, 1997 and the three months ended March 31, 1997 and 1998 was $7.6 million, $1.7 million and $1.5 million, respectively.

 Recently Issued Accounting Pronouncements

  In June 1997, the FASB issued SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information ("SFAS 131"). This statement establishes additional standards for segment reporting in the financial statements and is effective for fiscal years beginning after December 15, 1997. Management believes that SFAS 131 will not have an effect on the Company's financial statements.

3. INVENTORIES:

                                                       DECEMBER 31,
                                                     ----------------- MARCH 31,
                                                       1996     1997     1998
                                                     -------- -------- ---------
   Raw materials and work-in-process................ $ 82,097 $  8,801 $ 17,971
   Finished goods...................................  250,690  239,906  205,893
                                                     -------- -------- --------
                                                     $332,787 $248,707 $223,864
                                                     ======== ======== ========

4. PROPERTY AND EQUIPMENT:

                                                  DECEMBER 31,
                                              ---------------------  MARCH 31,
                                                1996        1997        1998
                                              ---------  ----------  ----------
   Machinery and laboratory equipment........ $ 418,070  $  920,624  $1,080,857
   Furniture, and office equipment...........   291,325     436,279     429,515
   Leasehold improvements....................    88,096     588,049     629,777
                                              ---------  ----------  ----------
                                                797,491   1,944,952   2,140,149
   Less--Accumulated depreciation............  (206,322)   (360,708)   (458,592)
                                              ---------  ----------  ----------
                                              $ 591,169  $1,584,244  $1,681,557
                                              =========  ==========  ==========

  For the years ended December 31, 1995, 1996 and 1997 and the three month periods ended March 31, 1997 and 1998, depreciation and amortization expense was $75,304, $115,358, $217,932, $30,088, and $98,189, respectively.

  Certain property and equipment was acquired under capitalized lease obligations. These assets total $825,931 and $971,063, with related accumulated depreciation of $81,528 and $124,560, at December 31, 1997 and March 31, 1998, respectively.

                                ORTHOVITA, INC.

5. FBFC INTERNATIONAL TECHNOLOGY LICENSE:

  In April 1993, the Company exclusively licensed, on a worldwide basis, from FBFC International, a Belgian company, ("FBFC"), certain intellectual property including patents primarily related to two dental products for human implantation.

  The Company had agreed to pay FBFC certain royalties. The maximum aggregate royalty payments to be made by the Company was not to exceed $3,000,000. This amount was allocated evenly between each of the two dental products. The Company must pay FBFC a running royalty, and receives credit against the maximum, as follows: (i) 12% of net sales of FBFC-licensed products in the dental market and 10% in other market extensions during the first five years from the starting date of such running royalty; (ii) 12% of net sales of FBFC-licensed products in the dental market and 7% in other market extensions from five years after the starting date of the running royalty up to the termination of the agreement. The agreement will terminate at the earlier of ten years from the effective date of the agreement, as defined, or such time as the Company has made the maximum aggregate royalty payments. After the agreement terminates, the Company will maintain the exclusive right to the FBFC-licensed products.

  Also, as part of the license agreement, the Company assumed the payback provisions contained in a loan agreement between FBFC and the Flemish government for a noninterest-bearing loan payable in Belgian Francs. In 1993, the Company discounted the loan using a market rate of interest and recorded a liability and an expense for acquired technology. Imputed interest expense is recognized on the loan based on the loan repayment schedule. Payments on this loan are to be made annually through December 2003. These payments are in addition to the payment of royalties and, as they are due to the Flemish government and not the FBFC, have not been suspended. Repayments under the loan and the payment of certain other fees, as defined, reduce the amount of the maximum royalty on a dollar for dollar basis.

  During 1996, the Company decided not to commercialize one of the dental products licensed from FBFC and petitioned the Flemish government to exempt the Company from the debt assumed when the technology was licensed. In 1997, the Flemish government granted the Company an exemption of reimbursement of approximately $426,000 of long-term debt ($397,402, net of unamortized debt discount). By virtue of the Company's decision not to commercialize this product, the maximum aggregate royalty payments to be made by the Company were reduced from $3,000,000 to $1,500,000. The Company recorded an extraordinary gain of $397,402 in 1997 due to the extinguishment of this debt. The Company closed certain facilities in Belgium during 1997. Based on the terms of the debt, this closure gives the Flemish government the right to call the debt. Although the Flemish government has not exercised this right, the Company has classified the entire outstanding balance of $378,952, and $370,846 at December 31, 1997 and March 31, 1998, respectively as a current liability.

  On May 1, 1996, a complaint was filed against the Company, alleging that the technology the Company licensed from FBFC infringed a patent held by another company. In accordance with the FBFC license, while an action of infringement is pending, all payments required to be made by the Company under the royalty arrangement will be suspended until a determination is made by the courts. Additionally, FBFC has agreed to indemnify the Company for all reasonable damages and costs incurred by the Company arising out of or resulting from this action, for an amount not to exceed the maximum aggregate royalty payments associated with this technology. In 1996 and 1997, the Company has charged to expense approximately $2,458,000 of patent litigation legal fees. Based upon the royalty of 12% of net sales, approximately $793,000 would be owed to FBFC; however, since patent litigation fees charged to expense have exceeded the royalty due, no accrual has been made for the royalties and the Company does not expect the accrual or payment of royalties to resume in 1998 or thereafter. The Company expects to receive a reimbursement from FBFC; no asset has been recorded for this gain contingency as of March 31, 1998. The Company has been granted its summary judgment motion with respect to the issue of noninfringement (Note 14).

  At such time as the Company has satisfied its royalty obligations, this agreement shall terminate and all of FBFC's rights in the intellectual property, including the patents, will be transferred to and become the exclusive property of the Company.

6. UNIVERSITY OF PENNSYLVANIA TECHNOLOGY LICENSE:

  The Company has exclusively licensed on a worldwide basis, from the University of Pennsylvania ("Penn"), certain intellectual property including patents relating to materials and techniques for improving orthopedic implants, bone grafting, and controlled drug release technologies. In consideration for the above and for certain expenses Penn incurred related to the intellectual property, the Company issued 78,303 shares in 1993 and 41,705 shares in 1997 of Common Stock to Penn with a fair market value of $78,303 and $177,246, respectively, at the time. Penn is also entitled to a royalty on net sales, as defined, of products based on the Penn-licensed technologies. No royalties have been incurred since inception.

                                ORTHOVITA, INC.

7. BANK BORROWINGS:

  The Company had a $750,000 line of credit arrangement with a bank, of which $660,000 was outstanding as of December 31, 1996, the line expired on June 30, 1997. The Company established a new $1 million line of credit arrangement with another bank in September 1997 and entered into a $400,000 term loan with the bank (the "Term Loan"), (collectively the "Credit Facility"). The Credit Facility requires the Company to maintain certain financial covenants related to specified levels of cash, accounts receivable, and inventory and to maintain a restricted cash balance based on certain financial factors, as defined. As of December 31, 1997 and March 31, 1998, the Company was in violation of certain of these covenants. The bank waived these covenants and limited the amount of restricted cash to $200,000; however, at March 31, 1998, the Company had no additional availability under the line based on the advance formula. Interest on the line of credit is payable at the prime rate plus 1.5%. As of December 31, 1997 and March 31, 1998, $692,000 was outstanding under the line. The weighted average interest rate on the line was 10% for the year ended December 31, 1997.

  The Term Loan is payable in 48 monthly installments of $8,333. Interest on the Term Loan is payable monthly at the prime rate plus 1% (9.5% at December 31, 1997). Additionally, the Company issued to the bank a warrant to purchase 5,000 shares of Common Stock at an exercise price of $4.25 per share. Based on the term and exercise price of the warrants, the Black-Scholes model determined a minimal value for the warrants. The weighted average interest rate on the Term Loan was 9.50% for the year ended December 31, 1997. As of December 31, 1997, the outstanding principal balance on the Term Loan was $375,000.

8. LONG-TERM DEBT:

  In 1997, the Company secured a $1,200,000 capital asset financing arrangement with a lending institution. The term of each individual lease is 42 months and interest is approximately 10.85%. The leases are secured by the underlying capital assets.

  The Company had outstanding $775,000 of 15% Subordinated Secured Notes (the "Notes") due in May 2000. In connection with the issuance of these Notes, the Company issued to the Note holders warrants to purchase 885,717 shares of Class B Convertible Preferred Stock at $1.75 per share. These warrants are exercisable through May 9, 2000. The Notes plus accrued interest of approximately $247,000 were satisfied in 1997 by the exercise of warrants to purchase 585,936 shares of Class B Convertible Preferred Stock. As compensation for the warrant exercise, the Company issued warrants to purchase 101,710 shares of Common Stock at $4.25 per share to the holders of the Notes.

                                                DECEMBER 31,
                                            ----------------------  MARCH 31,
                                               1996        1997        1998
                                            ----------  ----------  ----------
   Payable for acquired technology net of
    unamortized discount of $63,536,
    $20,967, and $19,954 (see Note 5)...... $  845,291  $  378,952  $  370,846
   Term loans to a bank (see Note 7).......        --      375,000     350,000
   Capitalized leases......................     24,121     770,024     892,337
   Subordinated secured notes, repaid in
    1997...................................    775,000         --          --
                                            ----------  ----------  ----------
                                             1,644,412   1,523,976   1,613,183
   Less--Current portion...................    (55,873)   (690,985)   (739,248)
                                            ----------  ----------  ----------
                                            $1,588,539  $  832,991  $  873,935
                                            ==========  ==========  ==========

  Long-term debt maturities as of December 31, 1997 are as follows:

   1998............................................................. $  690,985
   1999.............................................................    337,447
   2000.............................................................    360,364
   2001.............................................................    156,147
                                                                     ----------
                                                                      1,544,943
   Less--unamortized discount.......................................    (20,967)
                                                                     ----------
                                                                     $1,523,976
                                                                     ==========

                                ORTHOVITA, INC.

9. SUBORDINATED PROMISSORY NOTE:

  The Company had a $400,000 subordinated promissory note agreement with its President with $351,125 outstanding as of December 31, 1996. The note was repaid in May 1997.

10. PROFIT SHARING PLAN:

  The Company has a Section 401(k) plan for all qualified employees, as defined. For the years ended December 31, 1996 and 1997, the Company matches $.25 for each $1.00 of qualified employee contribution up to a maximum of 6% of the employee's salary. Effective January 1, 1998, the Company will match $.50 for each $1.00 of qualified employee contributions up to a maximum of 6% of the employee's salary. Employees are fully vested in their contributions, while full vesting for the Company's contributions occurs upon death, disability or completion of five years of service. Effective January 1, 1998, the vesting period for the Company's contributions occurs upon death, disability or completion of one year of service. Company contributions were $14,432, $29,301, $6,001, and $16,066 for the years ended December 31, 1996 and 1997, and the quarters ended March 31, 1997 and 1998, respectively. The plan's trustees are members of the management of the Company.

11. REDEEMABLE CONVERTIBLE PREFERRED STOCK AND SHAREHOLDERS' DEFICIT:

  As of December 31, 1997 and March 31, 1998, the Company had 5,000,000 authorized shares of $.01 par value Preferred Stock of which 606,060, 1,038,005 and 1,882,353 were designated issued and outstanding as Class A Convertible Preferred Stock ("Class A Preferred"), Class B Convertible Preferred Stock ("Class B Preferred") and Redeemable Class C Convertible Preferred Stock ("Class C Preferred"), respectively.

  The holders of the Class A Preferred and Class B Preferred have full voting rights and powers and shall receive dividends at the same rate as the holders of the Common Stock, when and if declared. The holders of the Class A Preferred and Class B Preferred have the right, at any time, to convert each share of Class A Preferred and Class B Preferred into one share of Common Stock, subject to adjustment, as defined.

  Under certain circumstances, including the initial public offering of the Company's Common Stock, the Company has the right, at its option, to cause the conversion of all, but not less than all, of the Class A Preferred and Class B Preferred then issued.

  The holders of the Class C Preferred have full voting rights and powers. The holders of the Class C Preferred have the right, at any time, to convert each share of Class C Stock into one share of Common Stock, subject to adjustment, as defined.

  Beginning April 1, 2004 the Class C Preferred are redeemable at the option of a majority of the holders at $4.25 per share plus accrued but unpaid dividends, if any. Because the redemption is outside of the Company's control, the Class C Preferred have been classified outside of shareholders' equity in the accompanying balance sheets. Class C Preferred are being accreted to their redemption values for accounting purposes. The holders of Class C Preferred are entitled to receive cumulative dividends of 8% per share per year, when and if declared by the Company; provided, however, that no dividends may be declared or paid on Common Stock unless all cumulative dividends have been declared and paid on the Preferred Stock. The Class C Preferred have liquidation preferences equal to $4.25 per share plus any accrued and unpaid dividends. The Company expects the holders of the Class C Preferred to agree to convert their shares into Common Stock upon the consummation of the Offering.

 Common Stock

  In 1995 and 1996, the Company sold 72,880 and 48,615 units, consisting of five shares of Common Stock and one Class A Common Stock purchase warrant, for $21.25 per unit, raising net proceeds of $1,519,874 and $1,010,355, respectively.

  In 1996 and 1997, the Company sold 828,357 and 533,685 shares of Common Stock for $4.25 per share, raising net proceeds of $3,436,462 and $2,255,694, respectively.

 Stock Options

  The Company has Stock option plans that provide for both incentive and nonqualified Stock options to be granted to key employees, consultants and advisors. Options must have exercise prices equal to or greater than the fair market value of the Common Stock on the date of grant. The options remain exercisable for a maximum

                                ORTHOVITA, INC.

period of ten years. As of December 31, 1997, there were 170,856 options available for grant under the plans and 675,444 exercisable outstanding options with a weighted average exercise price of $2.83 per share. For options outstanding, the weighted average exercise price per share is $3.29 with a weighted average remaining contractual life of approximately eight and one-half years. Summary Stock option information is as follows:

                                                            PRICE    AGGREGATE
                                                NUMBER      RANGE      PRICE
                                               ---------  ---------- ----------
   Outstanding, December 31, 1994.............   307,232  $1.00-2.75 $  438,854
     Granted..................................   151,012   2.75-4.25    428,033
     Canceled.................................   (12,500)       2.75    (34,375)
                                               ---------  ---------- ----------
   Outstanding, December 31, 1995.............   445,744   1.00-4.25    832,512
     Granted..................................   240,900   2.75-4.25    881,425
     Canceled.................................   (50,500)  1.00-4.25    (55,250)
                                               ---------  ---------- ----------
   Outstanding, December 31, 1996.............   636,144   1.00-4.25  1,658,687
     Granted..................................   460,000        4.25  1,955,000
     Canceled.................................   (17,000)  3.50-4.25    (64,000)
                                               ---------  ---------- ----------
   Outstanding, December 31, 1997............. 1,079,144   1.00-4.25  3,549,687
     Granted..................................    42,250        4.25    179,563
     Canceled.................................    (7,800)       4.25    (33,150)
                                               ---------  ---------- ----------
   Outstanding, March 31, 1998................ 1,113,594  $1.00-4.25 $3,696,100
                                               =========  ========== ==========

  Outstanding and vested options as of December 31, 1997, include 66,000 options held by three former employees. When these employees left the Company, the Company increased the period during which the employees could exercise their then vested options to extend beyond the normal 90 days following termination of employment. For accounting purposes, this created a new measurement date for the options and, therefore, the Company charged to expense $211,000 related to the differences between the exercise prices of these options and the fair value of the Company's Common Stock at the dates the extensions were granted. Such amount is included in issuances of Common Stock options for services on the Statement of Redeemable Convertible Preferred Stock and Stockholders' Deficit.

  The Company applies Accounting Principal Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB #25") and the related interpretations in accounting for its Stock option plans. Under APB #25, compensation cost related to stock options is computed based on the intrinsic value of the stock option at the date of grant, which represents the difference between the exercise price and the fair value of the Company's Common Stock. Under Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," compensation cost related to stock options is computed based on the value of the stock option at the date of grant using an option valuation methodology, typically the Black-Scholes model. SFAS No. 123 can be applied either by recording the Black-Scholes model value of the options or by continuing to record the APB #25 value and by disclosing SFAS No. 123 information on a pro forma basis. The disclosure requirement of No. 123, "Accounting for Stock-Based Compensation," has been applied by the Company. Had compensation cost for the Company's Common Stock option plan been determined under SFAS No. 123, the Company's net loss and net loss per common share would have been adjusted to the following pro forma amounts:

                                              YEAR ENDED DECEMBER 31,
                                          ----------------------------------
                                             1995        1996        1997
                                          ----------  ----------  ----------
   Net loss applicable to common
    shareholders:
     As reported......................... $3,336,050  $6,439,953  $8,092,434
     Pro forma...........................  3,360,494   6,519,456   8,499,187
   Net loss per common share:
     As reported......................... $    (1.04) $    (1.60) $    (1.60)
     Pro forma...........................      (1.05)      (1.62)      (1.69)

   The weighted average fair value of the options granted during 1995, 1996 and 1997 is estimated as $0.87, $1.14 and $1.46 per share, respectively, on the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield of zero, volatility of zero, risk-free interest rate at 6.48%, 6.12% and 7.0% during 1995, 1996 and 1997, respectively, and an expected life of six years. Because the SFAS No. 123

                                ORTHOVITA, INC.

method of accounting is not required to be applied to options granted prior to January 1, 1995, the resulting pro forma compensation charge may not be representative of that to be expected in the future years to the extent that additional stock options are granted and the fair value of the Common Stock increases.

12. INCOME TAXES:

  The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected tax consequences of events that have been recognized in the Company's financial statements or tax returns.

  The components of income taxes are as follows:

                                                       YEAR ENDED DECEMBER 31,
                                                       ------------------------
                                                          1996         1997
                                                       -----------  -----------
   Current............................................ $       --   $       --
   Deferred...........................................  (2,253,984)  (2,627,448)
                                                       -----------  -----------
                                                        (2,253,984)  (2,627,448)
   Valuation allowance................................   2,253,984    2,627,448
                                                       -----------  -----------
                                                       $       --   $       --
                                                       ===========  ===========

  The difference between the Company's federal statutory income tax rate and its effective income tax rate is primarily due to state income taxes and the valuation allowance.

  Components of the Company's deferred tax asset as of December 31, 1996 and 1997, are as follows:

                                                          DECEMBER 31,
                                                     ------------------------
                                                        1996         1997
                                                     -----------  -----------
   Deferred tax assets--
     Net operating loss carryforwards............... $ 2,840,596  $ 4,613,154
     Accrued expenses not currently deductible......     185,899      388,806
     Research, patent and organizational costs
      capitalized for tax purposes..................   1,685,375    2,337,357
                                                     -----------  -----------
                                                       4,711,870    7,339,317
   Valuation allowance..............................  (4,711,870)  (7,339,317)
                                                     -----------  -----------
   Net deferred tax asset........................... $       --   $       --
                                                     ===========  ===========

  SFAS No. 109 requires that deferred tax assets and liabilities be recorded without consideration as to their realizability. The portion of any deferred tax asset for which it is more likely than not that a tax benefit will not be realized must then be offset by recording a valuation allowance against the asset. A valuation allowance has been established against all of the Company's deferred tax assets since the realization of the deferred tax asset is not assured given the Company's history of operating losses. The Company's deferred tax asset includes the cumulative temporary difference related to certain research, patent and organizational costs which have been charged to expense in the accompanying statement of operations but have been recorded as assets for the Company's federal tax returns. These tax assets are amortized over periods generally ranging from five to 20 years for federal tax purposes.

  As of December 31, 1997, the Company had approximately $13,180,000 of federal net operating loss carryforwards, which begin to expire in 2008. The Company's annual utilization of its net operating loss carryforwards will be limited pursuant to the Tax Reform Act of 1986, since a cumulative change in ownership over a three year period of more than 50% occurred as a result of the cumulative issuance of the Company's Common Stock and Common Stock equivalents. The Company believes, however, that such limitation will not have a material impact on the ultimate utilization of its carryforwards.

                                ORTHOVITA, INC.

  The federal net operating loss carryforwards are scheduled to expire approximately as follows:

   2008............................................................. $     8,000
   2009.............................................................     491,000
   2010.............................................................   2,976,000
   2011.............................................................   4,492,000
   2012.............................................................   5,213,000
                                                                     -----------
                                                                     $13,180,000
                                                                     ===========

13. COMMITMENTS AND CONTINGENCIES:

  The Company leases office space and equipment under noncancelable operating leases. For the years ended December 31, 1995, 1996 and 1997, and the quarters ended March 31, 1997 and 1998, lease expense was $103,657, $149,926, $164,384,
$49,979, and $60,402, respectively. At December 31, 1997, future minimum rental payments under operating leases are as follows:

   1998................................................................ $178,003
   1999................................................................  158,786
   2000................................................................  142,619
   2001................................................................   50,025
                                                                        --------
                                                                        $529,433
                                                                        ========

  The Company has employment and severance agreements with three officers, the terms of which range from two to three years. The agreements provide for minimum salary levels, adjusted annually at the discretion of the Board of Directors. The aggregate minimum salary for these employees in 1998 is $530,000 exclusive of bonuses.

14. LITIGATION:

  In May 1996, a complaint was filed in the U.S. District Court for the Northern District of Florida by the University of Florida Research Foundation, Inc., U.S. Biomaterials Corporation and Block Drug Corporation (the "Plaintiffs") against the Company, a distributor of the Company's BIOGRAN product and the Company's Chairman. This action charged the defendants with infringement of U.S. Patent No. 4,851,046 (the "046 Patent"), said to be assigned to the University of Florida Research Foundation and said to be exclusively licensed to U.S. Biomaterials Corporation. In April 1998, the court granted the Company's summary judgment motion stating that the Company's BIOGRAN product does not infringe this patent. The complaint also alleges false representation, unfair competition, false advertising and trade disparagement under federal and Florida state law, and no ruling has been rendered with respect to these allegations.

  On July 23, 1994, U.S. Biomaterials Corporation filed with the U.S. Patent and Trademark Office a Request for Reexamination of U.S. Patent No. 5,204,106, assigned to FBFC (the "FBFC Patent"), of which the Company is the exclusive licensee. The 046 Patent was the sole reference in the Request for Reexamination. The Company filed a response in this proceeding on behalf of FBFC, establishing that the claims of the FBFC Patent were properly allowed. As a result, a Certificate of Reexamination was issued by the U.S. Patent and Trademark Office confirming the patentability of all claims of the FBFC Patent without amendment.

  A nullification proceeding has been instituted by U.S. Biomaterials Corporation against the European counterpart to the FBFC Patent. The opposition division of the European Patent Office tentatively decided in the Company's favor, but the matter is still proceeding.

  The Company believes that all claims of the FBFC Patent are valid, as confirmed by the Certificate of Reexamination issued by the U.S. Patent and Trademark Office. The Company intends to vigorously contest any contrary allegations. The Company believes that the allegations of false description, false representation, unfair competition, false advertising and trade disparagement under federal and Florida state law are without merit and plans to vigorously contest them.

  As of March 31, 1998, the Company has accrued $635,000 for the estimated future cost of defending this litigation.

                  [DESCRIPTIONS TO BE ADDED FOR EDGAR FILING]

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Experts..................................................................   4
Additional Information...................................................   4
Prospectus Summary.......................................................   5
Risk Factors.............................................................   7
Use of Proceeds..........................................................  15
Dividend Policy..........................................................  15
Capitalization...........................................................  16
Dilution.................................................................  17
Selected Financial Data..................................................  18
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  19
Business.................................................................  25
Management...............................................................  36
Certain Relationships and Related Transactions...........................  44
Principal and Selling Shareholders.......................................  45
Description of Capital Stock.............................................  47
Shares Eligible for Future Sale..........................................  49
Easdaq Settlement and Clearance..........................................  50
Income Tax Considerations................................................  51
Offering and Subscription................................................  55
Underwriting.............................................................  56
Legal Matters............................................................  57
Index to Financial Statements............................................ F-1
Glossary of Terms....................................................... GLOSS-1

                               ----------------

 UNTIL , 1998 (90 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EF-FECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               2,000,000 SHARES



                       [LOGO OF ORTHOVITA APPEARS HERE]

                                 COMMON STOCK

                               ----------------

                                  PROSPECTUS

                               ----------------

                                QUARTZ CAPITAL
                               PARTNERS LIMITED

                              ARTESIA BANK N.V.

                          BANK BRUSSELS LAMBERT

                                       , 1998


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the estimated expenses, other than underwriting discounts and commissions, in connection with the issuance and distribution of the shares of Common Stock being registered, all of which are being borne by the Company:

     Registration fee................................................. $  7,464
     Transfer agent and registrar fees................................   25,000
     Printing and engraving...........................................  150,000
     Legal fees.......................................................  250,000
     Blue Sky fees and expenses.......................................    5,000
     EASDAQ listing fee...............................................   80,000
     Accounting fees..................................................  200,000
     Miscellaneous....................................................   82,536
                                                                       --------
       Total.......................................................... $800,000
                                                                       ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Registrant's bylaws require the Registrant to indemnify any person who was or is a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director or officer of the Registrant or is or was serving in any capacity at the request of the Registrant as a director, officer, employee, agent, partner, or fiduciary of, or in any other capacity for, another corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, in each case, to the fullest extent permitted by Pennsylvania law, against all expense, liability and loss (including, without limitation, attorney's fees, judgments, fines, taxes, penalties, and amounts paid or to be paid in settlement) reasonably incurred, except where such indemnification is expressly prohibited by applicable law, where such person has engaged in willful misconduct or recklessness or where such indemnification has been determined to be unlawful. Such indemnification as to expenses is mandatory to the extent the individual is successful on the merits of the matter. Pennsylvania law permits the Registrant to provide similar indemnification to employees and agents who are not directors or officers. The determination of whether an individual meets the applicable standard of conduct may be made by the disinterested directors, independent legal counsel or the shareholders. Pennsylvania law also permits indemnification in connection with a proceeding brought by or in the right of the Registrant to procure a judgment in its favor. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in that Act and is therefore unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  Since April 1995, the Company has issued and sold the following unregistered securities:

    1. In December 1995 the Registrant completed the sale of 72,880 units ("Series A Units") consisting of five shares of common stock and warrant to purchase one share of common stock for $21.25 per Series A Unit or $1.5 million in the aggregate.

    2. In 1996, the Registrant completed the sale of 48,615 Series A Units for $21.25 per Series A Unit or $1.1 million in the aggregate.

    3. In March 1997, the Registrant completed the sale of 1,373,542 shares of common stock for $4.25 per share or $5.8 million in the aggregate.

    4. In April 1997, the Company sold 1,882,353 shares of Class B Convertible Preferred for $4.25 per share or $8.0 million in the aggregate.

    5. In April 1997, the Company issued 41,705 shares of common stock as partial consideration for an exclusive, worldwide license.

  The Company believes that the transactions described above were exempt from registration under Section 4(2) of the Act because the subject securities were sold to a limited group of persons, each of whom was believed to have been either an accredited investor or a sophisticated investor or had a preexisting business or personal relationship with the Company or its management and was purchasing for investment without a view to further distribution. Restrictive legends were placed on stock certificates evidencing the shares and/or agreements relating to the right to purchase such shares described above.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) Exhibits:

  The following is a list of exhibits filed as part of this Registration Statement.

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
   1.1   Form of Underwriting Agreement.**
   3.1   Amended and Restated Articles of Incorporation of the Company.**
   3.2   Amended and Restated Bylaws of the Company.**
   5.1   Opinion of Morgan, Lewis & Bockius LLP regarding legality of the shares of Common Stock being registered.**
  10.1   Class C Convertible Preferred Stock and Warrant Purchase Agreement
         dated as of April 11, 1997.*
  10.2   Class A Holder Agreement dated as of April 11, 1997.*
  10.3   Note and Warrant Holder Agreement dated as of April 11, 1997.*
  10.4   Registration Rights Agreement dated as of April 11, 1997.*
  10.5   License Agreement dated as of September 1, 1993 between the Company and the Trustees of the University of Pennsylvania.*
  10.6   Amendment A to the License Agreement between Orthovita, Inc. and the
         Trustees of the University of Pennsylvania dated February 27, 1997.*
  10.7   Employment Agreement dated as of December 31, 1996 between the Company and David S. Joseph.*
  10.8   Employment Agreement dated as of July 1, 1997 between the Company and
         Dr. Erik Erbe.*
  10.9   Employment Agreement dated as of December 31, 1996 between the Company and Samuel A. Nalbone.*
  10.10  Form of Warrant dated as of April 11, 1997 issued by the Company.*
  10.11  Form of Warrant dated as of April 11, 1997 issued by the Company.*
  10.12  Form of Warrant dated as of April 11, 1997 issued by the Company.*
  10.13  Form of Warrant dated as of April 11, 1997 issued by the Company.*
  10.14  Form of Warrant dated as of April 11, 1997 issued by the Company.*
  10.15  Amended and Restated 1993 Stock Option Plan.**
  10.16  Amended and Restated 1997 Equity Compensation Plan.**
  10.17  Line of Credit, Term Loan and Security Agreement dated as of September
         19, 1997 between the Company and Progress Bank.*
  10.18  Master Equipment Lease Agreement dated as of July 11, 1997 between the
         Company and Finova Technology Finance, Inc.*
  10.19  Amended and Restated Employee Stock Purchase Plan.**
  23.1   Consent of Arthur Andersen LLP.#
  23.2   Consent of Morgan, Lewis & Bockius LLP (included in its opinion filed as Exhibit 5 hereto).
  24.1   Power of Attorney (included in the signature page).*
  27.1   Financial Data Schedule.*

--------

 *Previously filed.
**To be filed by Amendment.

 #Filed herewith.

ITEM 17. UNDERTAKINGS

  (i) The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  (ii) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (iii) The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN MALVERN, PENNSYLVANIA ON MAY 27, 1998.

                                          Orthovita, Inc.

                                                    /s/ David S. Joseph
                                          By: _________________________________
                                                     DAVID S. JOSEPH,
                                               PRESIDENT AND CHIEF EXECUTIVE
                                                          OFFICER

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES LISTED BELOW.

              NAME                           CAPACITY                  DATE

       /s/ David S. Joseph         Chief Executive Officer,
_________________________________  President and Director            May 27,
         DAVID S. JOSEPH           (principal executive               1998
                                   officer)

       /s/ Joseph M. Paiva         Vice President and Chief
_________________________________  Financial Officer (principal      May 27,
         JOSEPH M. PAIVA           financial and accounting           1998
                                   officer)

                                   Chairman of the Board
             *                                                       May 27,
_________________________________                                     1998
      PAUL DUCHEYNE, PH.D.

                                   Director
             *                                                       May 27,
_________________________________                                     1998
         HOWARD SALASIN

                                   Director
             *                                                       May 27,
_________________________________                                     1998
    RICHARD M. HOROWITZ, ESQ.

                                   Director
             *                                                       May 27,
_________________________________                                     1998
         JAMES M. GARVEY

                                   Director
             *                                                       May 27,
_________________________________                                     1998
    JOSEPH B. PEETERS, PH.D.

                                   Director
             *                                                       May 27,
                                                                      1998

_________________________________

           LEW BENNETT

       /s/ David S. Joseph*

By______________________________
         Attorney-in-fact

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
   1.1   Form of Underwriting Agreement.**
   3.1   Amended and Restated Articles of Incorporation of the Company.**
   3.2   Amended and Restated Bylaws of the Company.**
   5.1   Opinion of Morgan, Lewis & Bockius LLP regarding legality of the shares of Common Stock being registered.**
  10.1   Class C Convertible Preferred Stock and Warrant Purchase Agreement
         dated as of April 11, 1997.*
  10.2   Class A Holder Agreement dated as of April 11, 1997.*
  10.3   Note and Warrant Holder Agreement dated as of April 11, 1997.*
  10.4   Registration Rights Agreement dated as of April 11, 1997.*
  10.5   License Agreement dated as of September 1, 1993 between the Company and the Trustees of the University of Pennsylvania.*
  10.6   Amendment A to the License Agreement between Orthovita, Inc. and the
         Trustees of the University of Pennsylvania dated February 27, 1997.*
  10.7   Employment Agreement dated as of December 31, 1996 between the Company and David S. Joseph.*
  10.8   Employment Agreement dated as of July 1, 1997 between the Company and
         Dr. Erik Erbe.*
  10.9   Employment Agreement dated as of December 31, 1996 between the Company and Samuel A. Nalbone.*
  10.10  Form of Warrant dated as of April 11, 1997 issued by the Company.*
  10.11  Form of Warrant dated as of April 11, 1997 issued by the Company.*
  10.12  Form of Warrant dated as of April 11, 1997 issued by the Company.*
  10.13  Form of Warrant dated as of April 11, 1997 issued by the Company.*
  10.14  Form of Warrant dated as of April 11, 1997 issued by the Company.*
  10.15  Amended and Restated 1993 Stock Option Plan.**
  10.16  Amended and Restated 1997 Equity Compensation Plan.**
  10.17  Line of Credit, Term Loan and Security Agreement dated as of September
         19, 1997 between the Company and Progress Bank.*
  10.18  Master Equipment Lease Agreement dated as of July 11, 1997 between the
         Company and Finova Technology Finance, Inc.*
  10.19  Amended and Restated Employee Stock Purchase Plan.**
  23.1   Consent of Arthur Andersen LLP.#
  23.2   Consent of Morgan, Lewis & Bockius LLP (included in its opinion filed as Exhibit 5 hereto).
  24.1   Power of Attorney (included in the signature page).*
  27.1   Financial Data Schedule.*

--------

 *Previously filed.
**To be filed by Amendment.

 #Filed herewith.